

# The Right Combination

Received SEC
DEC 2 2 2008
Washington, DC 20549

Ralcorp Holdings, Inc.
2008 ANNUAL REPORT
With Proxy Statement and
Notice of Annual Meeting

PROCESSED
DEC 3 1 2008
THOMSON REUTERS

Ralcorp is the nation's leading producer of private label foods, a major producer of foodservice products, and (since 2008) a major producer of branded cereals. We make *Post*® branded cereals; a variety of value brands and store brand foods sold under the individual labels of various grocery, mass merchandise and drugstore retailers; and frozen bakery products sold to in-store bakeries, restaurants and other foodservice customers. Headquartered in St. Louis, MO, our businesses are organized into four reporting segments.



**CEREALS** includes the branded ready-to-eat (RTE) cereals of Post Foods and the private label RTE and hot cereals and other cereal-based products of Ralston Foods.

**FROZEN BAKERY PRODUCTS** includes frozen griddle products, frozen prebaked breads, biscuits, muffins, cookies, and Danish pastries, and frozen dough.



**Cereals ●**
Azusa, CA
Battle Creek, MI (two plants)
Cedar Rapids, IA
Jonesboro, AR
Lancanster, OH
Los Alamitos, CA
Modesto, CA
Niagara Falls, ON, Canada
Sparks, NV

**Frozen Bakery Products ●**
Brantford, ON, Canada
Chicago, IL
Delta, BC, Canada
Fridley, MN
Grand Rapids, MI
Kent, WA
Lodi, CA
Louisville, KY (two plants)
Ogden, UT


LOCATIONS

**Snacks ●**
Dothan, AL
Minneapolis, MN
Newport, AR
Poteau, OK
Princeton, KY
Ripon, WI (two plants)
South Beloit, IL
Tonawanda, NY
Womelsdorf, PA

**Sauces and Spreads ●**
Buckner, KY
Dunkirk, NY
Fredonia, NY
Streator, IL

**Administrative Offices ●**
St. Louis, MO
Downers Grove, IL
Parsippany, NJ



**SNACKS** includes Bremner crackers and cookies, Nutcracker nuts and snack mixes, Medallion chips and other corn-based snacks, and Linette quality chocolates.

**SAUCES AND SPREADS** includes preserves and jellies, peanut butter, table syrups, salad dressings, salsas, pasta sauce, barbecue sauce, and other sauces.



We look forward to sharing with you our views on the Company's financial results for this past year and our thoughts about fiscal 2009. We are enthusiastic about the Post Foods transaction completed in August and the prospects for our base business. We feel bringing together *Post®* cereal with Ralcorp is the right combination for long-term growth. Our results for fiscal 2008 were in line with our original expectations despite facing another year of dramatic ingredient and fuel increases, and our share price performed well.

**POST FOODS ACQUISITION**

Adding the historic *Post* brand of cereals to Ralcorp enhances our ability to continue delivering long-term shareholder value. *Post* brand cereals have been an important part of the American pantry since 1897. With Post Foods, we have a distinctive portfolio of great branded cereals combined with a superior infrastructure of production facilities and skilled consumer products management. We expect Post Foods will be the cornerstone of a branded platform on which we hope to build an expanded branded food business through organic growth and acquisitions. Although we have owned Post for just over a hundred days, we are enthusiastic about its prospects with Ralcorp because we have more than a hundred years of history in the cereal category and have successfully integrated numerous acquisitions by driving down costs and capturing synergies.


grape nuts
Shredded Wheat

*Left: Co-CEOs David Skarie and Kevin Hunt pose with three popular product lines of the highly regarded Post brand cereals.*

*Right: The Post acquisition increases Ralcorp's total annual sales by more than 40 percent.*

*Mr. Skarie said, "This is a transforming event for Ralcorp," and Mr. Hunt added, "Ralcorp is committed to achieving long-term growth and success with Post."*

We structured the Post transaction as a merger to maximize shareholder value. Although we issued thirty million shares of our common stock and assumed nearly $965 million in debt, the transaction was immediately accretive and we believe it will continue to be accretive. Our balance sheet and cash flows remain strong and our ratio of debt to EBITDA is approximately 3.1 to 1. Because we completed the transaction in August, we were able to assume long-term debt at favorable interest rates compared to current market rates.

Post Foods has annual sales of approximately $1.1 billion, so the acquisition increases Ralcorp's total annual sales by more than 40%. Our challenge during 2009 is to develop a new information technologies system, distribution and logistics network, and sales team to support the business, and to complete the decoupling of certain manufacturing facilities from Kraft's production network. We will add a total of approximately one hundred jobs at Ralcorp's St. Louis headquarters and in Parsippany, New Jersey – the new home of Post Foods.

**ANNUAL NET SALES**

Excluding Post Foods
Historical Segments



Including Post Foods
Reorganized Segments


Post Foods

Excluding Post Foods (Historical Segments): Cereals, Crackers & Cookies; Frozen Bakery Products; Snack Nuts & Candy; Dressings, Syrups, Jellies & Sauces

Including Post Foods (Reorganized Segments): Cereals; Frozen Bakery Products; Snacks; Sauces and Spreads

**REPORTING STRUCTURE**

Effective at the beginning of fiscal 2009, we have reorganized our reporting structure based on changes in management structure and the relative sizes of our businesses, as reflected in the chart above and in the accompanying pages describing our segments. The Bremner cracker and cookie business and the Medallion chips business (previously combined with Cereals in the "Cereals, Crackers & Cookies" segment) are now included with the Nutcracker nuts business and Linette chocolate candy business (formerly called the "Snack Nuts & Candy" segment) in a segment called Snacks. The name of the "Dressings, Syrups, Jellies & Sauces" segment has been simplified

to Sauces and Spreads, and there is no change in the Frozen Bakery Products segment. The following discussion of segment results for fiscal 2008 reflects the reporting structure in place during that year.

**2008 RESULTS**

In fiscal 2008, net sales grew 44% as a result of the Post acquisition, an additional six months of sales from last year's Bloomfield Bakers acquisition, higher prices in response to increased input costs, and volume gains in many of our product lines. Diluted earnings per share were $5.38 for the year, including the effects of non-cash gains on forward sale contracts on a portion of our shares in Vail Resorts, realized gains on the sale of some of our shares in Vail, a one-time inventory valuation adjustment related to the closing of the Post transaction, and one-time costs we are incurring while we transition Post Foods into Ralcorp. Excluding those amounts, diluted earnings per share increased 39% over the corresponding amount for fiscal 2007. We accomplished this increase despite a staggering $164 million increase in ingredient, packaging and freight costs.

The net sales for the Cereals, Crackers & Cookies segment grew to nearly $1.35 billion, primarily as a result of the Post and Bloomfield acquisitions. Excluding amounts from those businesses, net sales for the segment's base business grew 12%. Our base store brand ready-to-eat and hot-cereal business grew 15%, driven by an impressive 10% growth in volume. Our March 2007 Bloomfield acquisition surpassed expectations with an 8% increase in volume for the second half of the year. Though our cracker and cookie business experienced volume declines of 4% overall, net sales were 7% higher as a result of increased pricing. The price increases necessitated by cost increases lead to a loss of marginally profitable cracker and cookie volume.

Excluding the additional benefits from Post and Bloomfield, profit contribution for the Cereals, Crackers & Cookies segment improved as the effects of selling price adjustments and cereal volume growth slightly exceeded the negative effects of higher raw material, production, and freight costs, and promotional expenses. Compared to last year, higher raw material unit costs reduced segment operating profit by approximately $51 million. The most notable cost increases were in wheat and corn products, soybean oil, oats, and rice. Higher fuel costs increased freight costs by nearly $3 million.

Sales for the Frozen Bakery Products segment (excluding incremental amounts from Cottage Bakery, acquired in November 2006) grew 12% overall (14% in foodservice, 9% in in-store bakery, and 17% in retail), including the effects of new pricing and volume growth in all three channels. The segment's profit contribution was reduced by 23% due to higher raw material costs (primarily wheat flour, fats and oils), an unfavorable change in product mix, higher freight costs, and slightly higher warehousing costs. However, improved pricing (and incremental Cottage Bakery profit due to acquisition timing) offset most of those negative effects. Higher raw material prices raised costs by about $40 million and higher freight rates had an impact of nearly $5 million.

**FINANCIAL SUMMARY**

| In millions except per share data | Year Ended September 30, | | |
|---|---|---|---|
| | **2008** | 2007 | 2006 |
| **Results for Year** | | | |
| Net Sales | **$ 2,824.4** | $ 2,233.4 | $ 1,850.2 |
| Net Cash Flows from Operating Activities | **132.0** | 218.3 | 55.2 |
| Net Earnings | **167.8** | 31.9 | 68.3 |
| Diluted Earnings Per Share* | **$ 5.38** | $ 1.17 | $ 2.41 |
| **Effects of Special Items (per share)*** | | | |
| Gain (loss) on forward sale contracts [Vail] | **$ 2.29** | $ (2.10) | $ (.23) |
| Gain on sale of securities [Vail] | **.15** | - | .06 |
| Post Foods inventory valuation adjustment | **(.48)** | - | - |
| Post Foods transition and integration costs | **(.16)** | - | - |

* Diluted EPS includes effects of certain items related to Ralcorp's investment in Vail Resorts, Inc. and the Post Foods acquisition, as indicated.

| **Year End Position** | | | |
|---|---|---|---|
| Total Assets | **$ 5,343.9** | $ 1,853.1 | $ 1,507.5 |
| Long-Term Debt | **1,668.8** | 763.6 | 552.6 |
| Total Shareholders' Equity | **2,411.5** | 483.4 | 476.4 |

In the Dressings, Syrups, Jellies & Sauces segment, net sales increased 15%, driven by pricing adjustments and 4% volume growth. Syrup, jelly, and peanut butter volumes were higher, while salad dressings were slightly lower. The segment's operating profit increased by 15%, despite raw material cost increases totaling $43 million (driven by peanuts, oils, corn sweeteners, containers, eggs, and fruits) and transportation cost increases totaling nearly $2 million.

In the Snack Nuts & Candy segment, volume by weight grew approximately 1%, while net sales dollars were up nearly 8%. The volume change was attributable to increased distribution with certain existing customers and increased product

promotions by some others, offset by reduced purchases by some customers as a result of increased prices. The segment's profit contribution was 23% lower than last year because of higher raw material costs and freight rates, which had effects of approximately $20 million and $1 million, respectively. Price increases in this segment have trailed rapidly increasing costs.

For the two months of Ralcorp's ownership during the seasonally strong fourth quarter, Post Foods' volumes and net sales were in line with expectations. In addition, the business contributed approximately $.16 of accretion to diluted earnings per share for fiscal 2008. In particular, the *Honey Bunches of Oats*® and *Pebbles*® product lines continue to perform well.


NET SALES
In millions
$3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
2006
2007
2008
PROFIT CONTRIBUTION
In millions
$300
275
250
225
200
175
150
125
100
75
50
25
2006
2007
2008
LEGEND
Historical Segments
Cereals, Crackers & Cookies
Snack Nuts & Candy
Frozen Bakery Products
Dressings, Syrups, Jellies & Sauces
Reorganized Segments
Cereals
Snacks
Frozen Bakery Products
Sauces and Spreads

**SUSTAINABILITY**

We are committed to minimizing the environmental footprint of our business. We realize our use of raw materials, our manufacturing methods, our selection of packaging, and the distribution of our products can have an impact on environmental sustainability. Our sustainability initiatives include corporate capital spending to improve the quality of waste water discharges at some of our facilities and reduce airborne emissions through the installation of newer ovens and dryers. In addition, we continually evaluate plant energy projects, freight sustainability, reduction of packaging waste, and waste reduction through recycling, reducing, and reusing at plants and office locations. In the future, we may be able to recycle or reuse all forms of solid waste generated at many of our facilities.

**OUTLOOK**

Our strategy is to continue to grow the Company by capitalizing on the opportunities in the food business, including the private label, branded and foodservice arenas. We expect to continue to improve our business mix through volume and profit growth of existing businesses, as well as through acquisitions or strategic alliances, as we strive to be the premier provider of high value food products.

During 2009, we will focus on four areas:

1. Develop support functions for Post Foods and transfer the business to the new manufacturing and information systems infrastructure;
2. Address expected ingredient cost increases through aggressive company-wide cost reductions and price adjustments when justified;
3. Build on recent category trends favorable to store brands; and
4. Continue growing *Post Honey Bunches of Oats* and *Pebbles*, successfully launch four new *Post* brand cereals, and reverse volume losses of certain historic *Post* brands.

We face significant challenges in fiscal 2009 and beyond. Integrating the Post Foods acquisition is an enormous task, but we have a dedicated and skilled team who we believe can complete the integration before the end of fiscal 2009. Although ingredient and fuel prices have trended down from record highs, we expect to face ingredient and transportation cost increases in the coming year and beyond. Any increase in global demand for the commodities we use or fuel will have a rapid impact on our costs. Currently, trends in many of our store brand product lines appear favorable and we will work to increase sales volume across all product lines while addressing cost increases.

We will always face challenges to our businesses, and we will meet them with long-term shareholder value as our guiding principle. We are grateful for your support and for the tireless efforts of our Ralcorp team, who are focused on continuing to deliver sustained improvement in our businesses.

**Kevin J. Hunt**
Co-Chief Executive
Officer and President

**David P. Skarie**
Co-Chief Executive
Officer and President



Using a broad range of production processes including flaking, shredding, and extrusion, Ralston Foods makes private label cereals that equal or exceed the national brands in taste and quality.


Ralston
Foods®


Raisin
Bran

Graphics expertise and services using digital HiFi workflow and printing processes are examples of the value-added services Ralston Foods offers its customers.

Ralston Foods remains the nation's largest supplier of high quality private label cereal, producing both ready-to-eat (RTE) and hot cereals. Its extended product line includes organic cereals, snack mixes, cereal and nutrition bars, and other custom products. The company offers more than 40 RTE varieties, including emulations of over 30 of the top national brands and more than 20 hot cereals. Ralston Foods products are sold in the U.S. as well as internationally. With over 100 years in the cereal business, the company delivers the product consistency and service excellence its customers demand. Using only quality ingredients in its modern, efficient plants, Ralston Foods upholds strict production standards while maximizing operations and logistics capabilities to meet the growing needs of its customers. A team of nearly 1,500 employees across seven locations ensures high-quality products, customer satisfaction, and competitive pricing. The company also leads the industry by providing value-added services to enhance the consumer experience. Ralston Foods partners with retailers to grow their in-store categories through custom package design, in-store marketing, couponing, promotions, and more.





Hot cereal varieties include instant, old fashioned, and quick cook oatmeal; corn grits; and creamy wheat farina. Instant oats with flaxseed and a low-sugar instant oatmeal provide additional options for consumers.



Ralston Foods caters to a wide variety of cereal tastes and preferences, from adult and healthy lifestyle options to kid and family cereals.



The Bloomfield Bakers unit of Ralston Foods produces cereal and nutrition bars, and other custom products. They also have certified organic production capabilities.



Ralston Foods continues to expand its distribution of store brand snack mixes, including Traditional, Cheddar, Sweet & Salty, and Bold varieties.

Post Foods produces and sells a wide variety of nationally acclaimed name-brand ready-to-eat (RTE) cereals for the U.S., Canada, and for export. With plants in Battle Creek, MI, Jonesboro, AR, Modesto, CA, and Niagara Falls, Ontario, Canada, Post has a more than 110-year heritage that has defined the breakfast experience for generations of families. Several of Post's trademarks are leading cereals, including *Honey Bunches of Oats*® and *Pebbles*® in the U.S., as well as *Shreddies*,® Post's leading trademark in Canada. This year Post introduced several new items, including an extension to the *Honey Bunches of Oats* franchise called *Just Bunches!*. Post utilizes a broad range of production processes including flaking, shredding, and gun-puffing. During the past year, significant improvements were made to the company's production capabilities. Unique marketing programs for consumers, as well as customized packaging and category management information for retailers, further enhance the high value of *Post* brands and strengthen shopper loyalty.




*Post Selects*® is a premium brand that features varieties with on-trend ingredients and flavors. In 2008, Post Selects was an official sponsor of the Avon Walk for Breast Cancer.*







*Post Shredded Wheat is the "good-for-you" cereal with a 100-plus-year heritage. It is a 100% natural whole grain cereal, and is an excellent source of fiber.*




*In 1895, working in a little white barn in Battle Creek, Michigan, C.W. Post made the first batch of what he named Postum, a cereal beverage.*




*With that step he entered the brand new retail cereal industry.*




*In 1897, Post introduced Grape-Nuts,® one of the first ready-to-eat cold cereals, as an all-natural cereal that enhances health and vitality.*



*He followed the success of Grape-Nuts® with a corn flakes product which he called Elijah's Manna, renamed Post Toasties in 1908*




*Post Raisin Bran was introduced in 1942 and remains Post's highest fiber cereal today, with 8 grams of fiber per serving.*




*Alpha-Bits,® launched in 1958 and reintroduced in 2008 after a short absence, is recognized for its unique alphabet shapes and strong brand awareness.*




*Honey Bunches of Oats® is a mega-brand with the second highest pound share in the RTE Cereals category. Introduced in 1989, it has experienced 18 consecutive years of growth.*




*Pebbles,® launched in 1970, is a very popular cereal with children.*







Bremner is the largest supplier of private label cookies and crackers in America, producing a full line of quality emulations of the leading national brands, plus branded crackers under the Ry Krisp® and cookies under the Rippin' Good® labels.

bfg BREMNER FOOD GROUP



Medallion Foods is a leading manufacturer of store brand corn-based snack foods including tortilla chips, corn chips and extruded corn meal products.

Ralcorp's Snack businesses, each an industry leader in its category, include Bremner Food Group, Inc., Nutcracker Brands, Inc., Medallion Foods, Inc., and Linette Quality Chocolates. Producing primarily value and store brand products in the grocery, mass merchandise and drug trades, they also have a small presence with branded products in selected categories. These businesses were combined into a single operating unit in 2008 to leverage sales and marketing opportunities. Bremner has seven facilities in the U.S. and produces a full line of cracker products, enrobed and wire cut cookies, sugar wafers and sandwich crème cookies. Nutcracker Brands produces a variety of snack nuts and trail mixes. Its newly expanded facility in Alabama now also handles capacity from a Massachusetts plant which was closed this year, thus reducing costs and increasing production capabilities. Medallion Foods, with its facility located in Arkansas, produces a variety of corn-based salty snacks including tortilla chip and extruded corn meal snacks. Linette Quality Chocolates produces a variety of high quality specialty chocolate products at its manufacturing plant in Pennsylvania.



Nutcracker®

Nutcracker Brands is the largest private label snack nut supplier in the United States, producing oil roasted, honey roasted and dry roasted peanuts, cashews, macadamia and mixed nuts, plus baking nuts such as pecans, walnuts, dried fruit mixes and trail mixes.

Bremner produces over 100 various types of cookie and cracker products.





Nutcracker continues to benefit from health studies citing the potential advantages of certain snack nuts, which can be naturally rich in protein and fiber.

Linette



Linette is a leading provider of high-quality peanut butter cups and other fine chocolates. The product line also includes chocolate covered nuts, caramel clusters, and specialty products for the food service trade.

Frozen Bakery produces branded and custom, value-added bakery products, and markets them to leading customers in the foodservice, in-store bakery, retail, and club channels. Major customers include both national and regional quick service and casual dining restaurants, supermarket chains, mass merchandisers, and foodservice distributors. The company is a national leader in frozen griddle products (pancakes, French toast and waffles) for foodservice and retail, one of the largest providers of pre-baked cookies and artisan breads to in-store bakery, and also a major provider of premium frozen biscuits for foodservice. Frozen Bakery also is a leader in the artisan bread category, offering a comprehensive line of frozen, pre-baked breads and rolls, plus signature products for major customers. Recent introductions include whole grain and ancient grain artisan breads, nutritionally enhanced frozen griddle products, thaw-and-serve Danish and sliced biscuits, and holiday cookies. From its nine facilities in the U.S. and Canada, the company utilizes sophisticated equipment and processes to reduce time, labor and cost for operators and retailers, while providing consistently high quality for consumers.



*Sweet and flaky Lofthouse Danish coffee cakes are available in seven delicious flavors with zero grams trans fat and no tropical oils*


LOFTHOUSE
DELICIOUS
COOKIES



*Rich chocolate decadent brownies from Lofthouse Bakery are made with the highest quality ingredients and provide thaw-and-sell convenience.*



*Incredibly soft and delicious Lofthouse sugar cookies with vibrant colored frosting are the leading thaw-and-sell branded cookie in the in-store bakery channel.*


KRUSTEAZ
BAKERY
Chef



*Krusteaz waffles, pancakes and French toast go from package to plate in minutes with fresh-from-the-griddle taste time after time.*



*Delicious buttermilk biscuits are produced in the Louisville, KY, facility. This product is available in both traditional and zero grams trans fat formulations, and in a variety of packaging sizes.*


BAKERY
Chef



*A large variety of traditional muffins and sweet breads are made in our Chicago facility and sold nationwide to foodservice customers*


PROVINCIO

*Delicious and nutritious breads, oven-baked in three locations, include products ranging from soft sandwich buns and dinner rolls to high-quality artisan table loaves, sandwich breads and rolls, available in all-natural and organic varieties.*



The Carriage House line of store brand preserves, jellies and peanut butter includes sugar free offerings in the top selling flavors strawberry, blackberry, raspberry, apricot and grape.



THE CARRIAGE HOUSE COMPANIES, INC.


Pancake Syrup

With a variety of table syrups, Carriage House offers the convenience and "better for you" products consumers demand. Recent introductions include sugar free table syrups in two sizes, with a gluten free offering to be available soon.



Carriage House is the nation's largest supplier of store brand preserves and jellies, peanut butter, table syrups and dressings. It is a leading maker of private label sauces, and also offers a variety of cocktail mixers in the beverage channel. Most of its products are available in several brand emulations, providing top quality alternatives to the national brands. Customers include leading grocery retailers, wholesalers, mass merchandisers, drug chains and foodservice companies. Carriage House products are prepared in its four plants, located in New York, Kentucky and Illinois. A number of process improvements and capital investments have been made in the manufacturing network to drive efficiencies and maximize superior quality. With a focus on new product development as well, sugar free offerings in preserves, jellies and syrup reflect an ongoing commitment to provide even more healthy products. Through numerous marketing and merchandising programs, Carriage House helps its customers market their brands to their shoppers through vehicles such as Display Shippers, for secondary locations in their stores, and Band Packs, where two complementary items are banded together for consumer value and convenience.



Whether in a glass of cold milk, or on top of a sundae, Carriage House flavored syrups are good tasting and good for you. The sugar free offerings enable parents to provide healthier desserts for their children.




SALSA
Mild

Carriage House is a leader in store brand salsas and pasta sauce. New varieties on the horizon include squeeze salsas, as well as pasta sauce in fresh, easy-to-use pouches, addressing consumer demand for fast, convenient products.

Carriage House offers store brand alternatives to all the leading national brands. The new "Sweet & Tangy" BBQ sauce is available in Original and Honey varieties, and is gaining momentum with leading retailers nationally.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K/A
**(Amendment No. 1)**

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
**For the fiscal year ended September 30, 2008**
or
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number **1-12619**

# RALCORP HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

| **Missouri** | **43-1766315** |
|---|---|
| (State of incorporation) | (I.R.S. Employer Identification No.) |
| **800 Market Street, St. Louis, Missouri** | **63101** |
| (Address of principal executive offices) | (Zip Code) |

Registrant's telephone number, including area code **(314) 877-7000**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common Stock, $.01 par value | New York Stock Exchange, Inc. |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑Yes ☐No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐Yes ☑No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑Yes ☐No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company (as defined in Rule 12b-2 of the Exchange Act).
Large accelerated filer ☑ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐Yes ☑No

On March 31, 2008, the aggregate market value of the Common Stock held by non-affiliates of registrant was $1,386,285,786. Excluded from this figure is the Common Stock held by registrant's Directors and Corporate Officers, who are the only persons known to registrant who may be considered to be its "affiliates" as defined under Rule 12b-2.

Number of shares of Common Stock, $.01 par value, outstanding as of November 21, 2008: 56,340,875.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement for its 2009 Annual Meeting of Shareholders to be held on January 27, 2009 are incorporated by reference into Part III.

## EXPLANATORY NOTE

This Amendment No. 1 on Form 10-K/A amends the Annual Report on Form 10-K of Ralcorp Holdings, Inc. ("Ralcorp") for the fiscal year ended September 30, 2008 as filed with the Securities and Exchange Commission on December 1, 2008. This Form 10-K/A is being filed solely to revise disclosures as follows:

- In Item 6, the amounts disclosed for cash provided (used) by operating activities and investing activities for the year ended September 30, 2006 were revised to reflect a reclassification to conform to the current year's presentation.
- In Note 2 to the financial statements in Item 8, the amounts disclosed for pro forma net earnings and earnings per share were revised.
- In Note 18 to the financial statements in Item 8, the disclosure was revised to indicate that the supplemental tables presenting recast reportable segment information are considered a non-GAAP presentation.

For the convenience of the reader, this Form 10-K/A sets forth the entire Form 10-K of Ralcorp for the fiscal year ended September 30, 2008, as amended. Except for the revised disclosures noted above, this Form 10-K/A continues to speak as of the date of the Form 10-K and reflects the disclosures made at the time of the filing of the Form 10-K with the SEC and no other revisions have been made. This Form 10-K/A does not reflect events occurring after the filing of the original Form 10-K or modify or update those disclosures affected by subsequent events. In particular, any forward-looking statements included in this Form 10-K/A represent management's view as of the filing date of the Form 10-K. Accordingly, this Form 10-K/A should be read in conjunction with any documents incorporated by reference therein and Ralcorp's filings made with the SEC subsequent to the filing of the Form 10-K, including any amendments to those filings.

Currently dated certifications of Ralcorp's Co-Chief Executive Officers and Chief Financial Officer as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 are filed herewith.


Form 10-K

## TABLE OF CONTENTS


Cautionary Statement on Forward-Looking Statements ..... 2

**PART I**

Item 1. Business ..... 3
Item 1A. Risk Factors ..... 9
Item 2. Properties ..... 15
Item 3. Legal Proceedings ..... 16
Item 4. Submission of Matters to a Vote of Security Holders ..... 16
Item 4A. Executive Officers of the Registrant ..... 16

**PART II**

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities ..... 17
Item 6. Selected Financial Data ..... 19
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations ..... 20
Item 7A. Quantitative and Qualitative Disclosures About Market Risk ..... 30
Item 8. Financial Statements and Supplementary Data ..... 32
Item 9. Changes In and Disagreements With Accountants on Accounting and Financial Disclosure ..... 62
Item 9A. Controls and Procedures ..... 62
Item 9B. Other Information ..... 62

**PART III**

Item 10. Directors, Executive Officers and Corporate Governance ..... 62
Item 11. Executive Compensation ..... 62
Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters ..... 63
Item 13. Certain Relationships and Related Transactions, and Director Independence ..... 63
Item 14. Principal Accountant Fees and Services ..... 63

**PART IV**

Item 15. Exhibits and Financial Statement Schedules ..... 63

Signatures ..... 64
Exhibit Index ..... 65

Form 10-K

## CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this Report. These forward-looking statements are sometimes identified by their use of terms and phrases such as "believe," "should," "expect," "project," "estimate," "anticipate," "intend," "plan," "will," "can," "may," or similar expressions elsewhere in this Report. Our results of operations and financial condition may differ materially from those in the forward-looking statements. Such statements are based on management's current views and assumptions, and involve risks and uncertainties that could affect expected results. The factors set forth below may cumulatively or individually impact the Company's expected results.

- We recently acquired the *Post®* Foods business from Kraft Foods Inc. During fiscal 2009, management will be focused on transitioning Post Foods into Ralcorp operations, including decoupling the cereal assets of Post Foods from those of other Kraft operations, developing stand-alone Post Foods information systems, developing independent sales, logistics and purchasing functions for the Post Foods business, and other significant integration undertakings. If the transition and integration are not successfully implemented as planned, the expected earnings impacts will not be realized.
- General economic conditions or disruptions in the banking and lending sectors, particularly in the United States could have an effect on our business including the inability to borrow money to fund acquisition and capital expenditure, higher interest rates we pay on our indebtedness and consumer demand for our various branded and private label products.
- If we are unable to maintain a meaningful price gap between our products and those of our competitors, successfully introduce new products or successfully manage costs across all parts of the Company, our businesses could incur operating losses.
- Significant increases in the cost of certain commodities (e.g., wheat, peanuts, soybean oil, eggs, various tree nuts, corn syrup and other sweeteners, cocoa, fruits), packaging or energy (e.g., natural gas) used to manufacture our products, to the extent not reflected in the price of our products, could adversely impact our results.
- We are currently generating profit from certain co-manufacturing contract arrangements with other manufacturers within our competitive categories. The termination or expiration of these contracts and our inability to replace this level of business could negatively affect our operating results.
- Our businesses compete in mature segments with competitors having large percentages of segment sales. If such competitors are able to obtain larger percentages of their respective segment sales, we could lose our market position.
- We have realized increases in sales and earnings through the acquisitions of businesses, but the ability to undertake future acquisitions depends on many factors, such as identifying available acquisition candidates and negotiating satisfactory terms to purchase such candidates, which we do not control unilaterally.
- Consolidation among members of the grocery trade may lead to increased wholesale price pressure from larger grocery trade customers and could result in significant profit pressure, or in some cases, the loss of key accounts if the surviving entities are not customers of the Company.
- In light of our ownership in Vail Resorts, Inc. (approximately 19%), our non-cash earnings can be adversely affected by unfavorable results from Vail Resorts or the inability to recognize earnings under the equity method of accounting in the future.
- Presently, a portion of the interest on our indebtedness is set on a short-term basis. Consequently, increases in interest rates will increase our interest expense.
- If actual or forecasted cash flows of any reporting unit deteriorate such that its fair value falls below its carrying value, goodwill will likely be impaired and an impairment loss would be recorded immediately as a charge against earnings.
- Periodically, we experience increases in the cost to transport finished goods to customers. Our costs have risen due to the increased cost of fuel and a limited supply of freight carriers. In the event this situation worsens, transportation costs will increase significantly and we will experience service problems and reduced customer sales.
- Fluctuations in the Canadian Dollar exchange rate could result in losses in value of our net foreign currency investment in our Canadian operations.
- Some of our employees are represented by labor unions. Labor strikes, work stoppages or other such interruptions or difficulties in the employment of labor could negatively impact our manufacturing capabilities.
- Other uncertainties, all of which are difficult to predict and many of which are beyond our control, may impact our financial position, including those risks detailed from time to time in our publicly filed documents. These and other factors are discussed in our Securities and Exchange Commission filings.

The factors set forth above are illustrative, but by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

## PART I

### ITEM 1. BUSINESS

### INTRODUCTION

Ralcorp Holdings, Inc. is a Missouri corporation incorporated on October 23, 1996. Our principal executive offices are located at 800 Market Street, Suite 2600, St. Louis, Missouri 63101. The terms "we," "our," "us," "Company," "Ralcorp," and "Registrant" as used herein refer to Ralcorp Holdings, Inc. and its consolidated subsidiaries.

We are primarily engaged in the manufacturing, distribution and marketing of *Post*® branded cereals and a wide variety of store brand (private label) food products in the grocery, mass merchandise, drug and foodservice channels. Our products include: ready-to-eat and hot cereal products; nutritional and cereal bars; store brand and branded crackers and cookies; foodservice, store brand and branded frozen griddle products (pancakes, waffles, French toast and custom griddle products) and biscuits; foodservice and store brand breads, rolls and muffins; store brand wet-filled products such as salad dressings, mayonnaise, peanut butter, syrups, jams and jellies, and specialty sauces; and store brand and value branded snack nuts, snack mixes, corn-based snacks and chocolate candy. Substantially all of our products are sold to customers within the United States.

Our strategy is to grow our businesses through increased sales of existing and new products and through the acquisition of other companies. Since 1997 we have acquired twenty companies. We typically pursue companies that manufacture predominantly store brand or value oriented food products.

In August 2008, we acquired the *Post* brand of ready-to-eat cereals ("Post Foods") from Kraft Foods Inc. Post Foods manufactures and markets ready-to-eat cereals under several brand names, including the third highest revenue brand of ready-to-eat cereal, *Honey Bunches of Oats*. We are now focused on both store brand and branded food products.

The following sections of this report contain financial and other information concerning our business developments and operations and are incorporated into this Item 1:

- "Management's Discussion and Analysis of Financial Condition and Results of Operations" under Item 7; and
- "Acquisitions and Goodwill," "Supplemental Earnings Statement and Cash Flow Information," and "Segment Information" in the Notes to the Consolidated Financial Statements filed as part of this document under Item 8.

You can find additional information about Ralcorp including 10-Ks, 10-Qs, 8-Ks, other securities filings (and amendments thereto), press releases and other important announcements by visiting our website at http://www.ralcorp.com or the SEC's website at http://www.sec.gov for securities filings only, from which they can be printed free of charge as soon as reasonably practicable after their electronic filing with the SEC. The Company's Corporate Governance Guidelines; Standards of Business Conduct for Employees, including Executive Officers; Director Code of Ethics; and the Charters of the Board's Audit, Corporate Governance, and Compensation Committees are also available on our website, from which they can be printed free of charge. All of these documents are also available to shareholders at no charge upon request sent to the Company's Secretary (PO Box 618, St. Louis, MO 63188-0618, Telephone: 314-877-7046).

### RECENT BUSINESS DEVELOPMENTS

- On July 18, 2008, we entered into a credit agreement with various bank syndicates for a $400 million revolving line of credit.
- On August 4, 2008, we completed the acquisition of Post Foods from Kraft Foods Inc. The merger was valued at approximately $2.6 billion including the issuance of Ralcorp common stock and our assumption of $964.5 million of debt.
- On October 8, 2008, we announced the appointment of Stephen Van Tassel as Corporate Vice President and President of Post Foods.
- On October 16, 2008, we amended our trade receivables agreement to extend the termination date to October 15, 2009 and increase the maximum amount of receivables eligible for sale from $66 million to $75 million.



Form 10-K

## OTHER INFORMATION PERTAINING TO THE BUSINESS OF THE COMPANY

**Businesses**

During fiscal year 2008, our businesses were comprised of four reportable business segments: Cereals, Crackers & Cookies (consisting of Ralston Foods, Bloomfield Bakers, Bremner, Medallion and Post Foods); Frozen Bakery Products; Dressings, Syrups, Jellies & Sauces (The Carriage House Companies); and Snack Nuts & Candy (Nutcracker Brands). On August 4, 2008, we acquired the U.S. and Canadian operations of the *Post* cereals business from Kraft Foods Inc. ("Kraft") and, as noted, it was reported in our Cereals, Crackers & Cookies segment.

Effective as of the beginning of fiscal 2009, we have reorganized our management reporting and the associated reportable business segments. Bremner and Medallion are now reported along with Nutcracker Brands in a segment renamed "Snacks", while Ralston Foods, Bloomfield Bakers, and Post Foods are now reported in a segment renamed "Cereals". The name of the Carriage House segment was changed to "Sauces & Spreads", and there was no change to "Frozen Bakery Products".

We develop, manufacture, and market emulations of various types of branded food products that retailers, mass merchandisers and drug stores sell under their own "store" brands or under value brands. We attempt to manufacture products that are equivalent in quality to branded products. In the event branded producers modify their existing products or successfully introduce new products, we may attempt to emulate the modified or new products. In conjunction with our customers, we develop packaging and graphics that rival the national brands. Our goal is that the only difference consumers perceive when purchasing our store brand products is a notable cost savings when compared to branded counterparts.

We also develop, manufacture and market signature frozen value-added bakery products for the foodservice, in-store bakery, retail and mass merchandising channels. Our frozen products typically are not emulations of branded products. Instead, they are designed to have unique tastes or characteristics that customers desire. To a much lesser extent, we also offer unique, custom products in our other businesses.

With the recent acquisition of Post Foods, we now develop and manufacture *Post* brand ready-to-eat cereals. Post Foods is the third largest seller of ready-to-eat cereals in the United States. The Post Foods business primarily markets its cereal products under the *Post* brand and sells to the grocery, mass merchant, club, supercenter, foodservice channels and drugstore trade. Prior to the acquisition, certain functions (such as purchasing, information systems, sales, logistics and distribution) for the Post Foods business were generally performed under Kraft's centralized systems, and in some cases, under contracts that are also used for Kraft's other businesses and were not assigned to Post upon the acquisition. In order to ensure a smooth transition, Ralcorp and Kraft entered into a Transition Services Agreement under which Kraft generally continues to provide Post Foods with the services performed by Kraft's centralized system as well as the benefit of some contracts that could not be assigned to Ralcorp. The transition services agreement is for a period of up to eighteen months from the date of acquisition.

In Item 2, we have listed the principal plants operated by the Company, as well as the types of products produced at each plant.

***Cereals***

The Cereals business is comprised of store brand ready-to-eat and hot cereals, and the Bloomfield Bakers products, which include nutritional and cereal bars and natural and organic specialty cookies, crackers, and cereals (collectively, "Ralston Foods"), as well as *Post* brand ready-to-eat cereals ("Post Foods"). We refer to the combination of Post Foods and Ralston Foods as our Cereals business. In fiscal 2008, the Bloomfield Bakers products made up approximately 36% of Ralston Foods net sales. In total, the Ralston Foods and Post Foods businesses account for approximately 81% and 19% respectively, of our fiscal 2008 Cereals business sales, realizing that Post Foods sales reflect only the period since acquisition on August 4, 2008. Effective for fiscal 2009, these two businesses have been aggregated into a single reportable segment because they have similar economic characteristics, product ingredients, types of customers and distribution methods, and because of some anticipated shared processing.

*Ralston Foods*

Store brand ready-to-eat cereals are currently produced at five operating facilities and presently include 40 different cereal varieties utilizing flaking, extrusion and shredding technologies. Our Snacks business also produces some shredded wheat cereal for Ralston Foods. Four additional cereals are produced for the Cereals business through certain co-manufacturing arrangements (see "Contract Manufacturing" later in this Item 1). Store brand and branded hot cereals are produced at one facility and include old-fashioned oatmeal, quick oatmeal, regular instant oatmeal, flavored instant oatmeals, farina, instant *Ralston*® (a branded hot wheat cereal), and *3 Minute Brand*® hot

cereals. As expected, we sell far more hot cereals in cooler months. We believe we are the leading manufacturer in the U.S. of store brand ready-to-eat and hot cereals. In fiscal 2008, approximately 44% of this business's net sales were in retail ready-to-eat cereals (excluding co-manufacturing), and approximately 8% of its net sales were in retail hot cereals. The Bloomfield Bakers products are produced at two manufacturing facilities that also produce some ready-to-eat cereals. A majority of the Bloomfield Bakers products are produced under co-manufacturing arrangements, with a smaller portion produced under more traditional store brand arrangements.

We produce cereal products based on our estimates of customer orders and consequently maintain, on average, four to six weeks' inventory of finished products. Our ready-to-eat and hot cereals are warehoused in and distributed through four independent distribution facilities and two of our cereal plants, and are shipped to customers principally via independent truck lines. As the majority of the Bloomfield Bakers products are produced under contract manufacturing arrangements, the related production schedule is based largely on near term forecasts provided by our contract partners. The Bloomfield Bakers products are then shipped via independent truck lines to specific customer distribution points. All products related to Ralston Foods are sold through internal sales staff and independent food brokers.

*Post Foods*

The Post Foods business is engaged in the production, manufacture, marketing and packaging of ready-to-eat cereals under several brand names, including the third highest revenue brand of ready-to-eat cereal, *Honey Bunches of Oats®*. Other brands include *Pebbles®*, *Post Selects®*, *Spoon Size®* Shredded Wheat, *Post®* Raisin Bran, *Grape-Nuts®*, *Honeycomb®* and *Trail Mix Crunch®*. The *Post* products are manufactured in the United States and Canada in four manufacturing facilities. We use a variety of production processes, including shredding, extrusion, gun-puffing, batch cooking and continuous cooking.

The Post Foods business primarily markets its cereal products under the *Post* brand. While operating under the Transition Services Agreement with Kraft (the "TSA"), sales to the grocery, mass merchant, club, supercenter, foodservice channel and drugstore trade are made through Kraft's direct sales force for resale to consumers. Upon expiration of the TSA, we anticipate that Post Foods' sales will be conducted through an internal sales staff and an independent food broker. The business also utilizes broker, distribution or similar arrangements, predominantly for sales of products (less than 5%) outside the United States and Canada.

Currently, under the TSA, most of Post Foods' products are being distributed through multiple Kraft mixing centers and are being combined with other Kraft products at time of shipment. Distribution options upon expiration of the TSA are still being evaluated to determine which best serves the overall Cereals business and its customer base. In 2008, 100% of Post Foods net sales was in ready-to-eat cereals.

***Frozen Bakery Products***

Our Frozen Bakery Products business operates ten facilities. We produce frozen griddle products such as pancakes, waffles and French toast; frozen bread products such as breads, rolls and biscuits; dessert products such as frozen cookies and frozen cookie dough, muffins, and Danishes; and dry mixes for bakery foods. The business uses a combination of both make to order and make to inventory production scheduling processes. Items with predictable volumes tend to be produced to inventory, while items with inconsistent demand are typically produced to order. The majority of the products are shipped frozen with most high volume customers serviced direct from the manufacturing site, while smaller volume items are distributed through a network of third party warehouses.

The Frozen Bakery Products business sells products through a broker network and an internal sales staff. Products are sold to foodservice customers such as large restaurant chains and distributors of foodservice products, retail grocery chains, and mass merchandisers. We utilize the trademark *Krusteaz®* for frozen griddle products sold to retail grocery chains and mass merchandisers. Also, we produce in-store bakery cookies under the *Lofthouse®*, *Cascade®*, and *Parco®* brands and in-store bakery bread under the *Panne Provincio®* brand. Sales of cookies increase significantly in anticipation of holidays.

We sell a significant amount of products to a large international chain of restaurants. The loss of that customer would have a material adverse effect on the Frozen Bakery Products business.

In fiscal 2008, approximately 31% of the business's net sales was griddle products, 30% was breads, rolls and biscuits, 29% was dessert products and 10% represents frozen dough and dry mixes. Approximately 40% of its net sales was in the foodservice channel, 43% was to in-store bakeries, and 17% was retail.

***Sauces & Spreads***

Our Sauces & Spreads business operates four plants and produces a variety of store brand shelf-stable dressings, syrups, peanut butter, jellies, salsas and sauces, and non-alcoholic drink mixes under the *Major Peters'®* and *JERO®* brands. The business' products are largely produced to order and are shipped directly to customers using independent truck lines. However, we maintain warehouses at our plants to hold several weeks' supply of key products. The products are sold through an internal sales staff and a broker network. In fiscal 2008, approximately 19% of the business' net sales was preserves and jellies, 21% was peanut butter, 18% was table syrup, and 16% was spoonable or pourable salad dressings, with the remainder consisting of various salsas, sauces, other syrups, and drink mixes. Approximately 84% of its net sales was to retail customers.

Due to the varied nature of branded counterparts and customer preferences, this business produces far more variations of each type of product compared to our other business. At any one time, we maintain over 5,000 active SKUs in this segment.

***Snacks***

Our Snacks business is comprised of our Cracker and Cookie business (Bremner) and our Snack Nuts, Candy and Chips business (Nutcracker and Medallion). Effective for fiscal 2009, these businesses have been aggregated into a single reportable segment because they are similar in the nature of the products (private label snack foods), type of customer, and methods of distribution, and because their net sales, profit contribution, and assets are each less than 10% of the corresponding combined amounts of all operating segments. For fiscal 2008, Bremner and Medallion were reported in the Cereals, Crackers & Cookies segment and Nutcracker was reported in the Snack Nuts & Candy segment.

*Cracker and Cookie Business*

We believe our Cracker and Cookie business is the largest manufacturer of store brand crackers and cookies for sale in the United States. The business also produces cookies under the *Rippin' Good®* brand and crackers under the *Ry Krisp®* and *Champagne®* brands. Management positions the Cracker and Cookie business as a low cost, premier quality producer of a wide variety of store brand crackers and cookies. In fiscal 2008 and solely with respect to the retail channel, approximately 28% of this business's net sales was in crackers and approximately 22% of its net sales was in cookies.

Our Cracker and Cookie business operates seven plants where products are largely produced to order. In the fall and winter as consumer consumption of crackers increases, we have the ability to produce to estimated volumes, thereby building product inventories ranging from four to six weeks. Store brand crackers and cookies are sold through a broker network and internal sales staff. Branded *Ry Krisp®* crackers and branded cookies, including *Rippin' Good®* cookies, are sold through direct store distributor networks. Our cookies and crackers are primarily distributed through our own warehouses and delivered to customers through independent truck lines.

*Snack Nuts, Candy and Chips Business*

Our Snack Nuts, Candy and Chips business operates one plant that produce a variety of jarred, canned and bagged snack nuts, one plant that produces chocolate candy and one plant that produces chips (corn-based snacks). The business produces store brand products as well as value branded products under the *Nutcracker®*, *Flavor House®*, and *Medallion®* brands. In fiscal 2008, approximately 37% of the business' net sales was nuts, approximately 4% was candy, and approximately 10% was chips. Our snack nut and candy products are largely produced to order and shipped directly to customers; however, we maintain one warehouse where finished snack nut products are stored during peak times of demand. Snack nuts and candy are shipped to customers through independent truck lines. We sell those products through an internal sales staff and a broker network. Profits from the sale of snack nuts are impacted significantly by the cost of raw materials (peanuts and tree nuts). Our chocolate candy products are positioned as premium chocolate products and not as an emulation of a branded product. Consequently, our chocolate candy products are sold to customers who maintain premium store brand product lines. We also produce chocolate candy for customers who use the candy as ingredients for ice cream and other products. Our corn-based snack products, which include four types of tortilla chips, two types of corn chips and three types of extruded puffed products, are produced based on customer orders and are shipped directly to customers through independent truck lines and customer supplied trucks.



**Ownership of Vail Resorts, Inc.**

We own shares of Vail Resorts, Inc. (Vail) common stock (approximately 19% of the shares outstanding as of September 30, 2008). Additionally, two of our Directors, Messrs. Micheletto and Stiritz, are on the Vail Board of Directors. Currently, we utilize the equity method of accounting to reflect our share of Vail's earnings (or losses) on a non-cash basis. In October 2005 through November 2006, we entered into a series of prepaid variable forward sale contracts relating to a total of 4.95 million shares of our Vail common stock, and we obtained a total of approximately $140 million. At the contract maturity dates (which range from November 2008 to November 2013), we can deliver a variable number of shares in Vail to Bank of America. The number of shares ultimately delivered will depend on the price of Vail shares at settlement. On the first maturity date (in November 2008), we delivered 890,000 shares. The contracts do not currently impact our equity accounting method due in part to the fact that we continue to have voting rights related to the shares of Vail subject to the forward contracts.

Vail's results of operations are highly seasonal and are dependent in part on weather conditions and consumers' discretionary spending trends. In light of the significance of our ownership in Vail in comparison to our earnings and assets, changes in Vail's common stock price or earnings can impact our stock price.

**Trademarks**

We own (or use under a license) a number of trademarks that are important to our businesses, including *Post*®, *Honey Bunches of Oats*®, *Pebbles*®, *Post Selects*®, *Spoon-Size*®, *Grape-Nuts*®, *Honeycomb*®, *Trail Mix Crunch*®, *Parco*®, *Lofthouse*®, *Krusteaz*®, *Major Peters'*®, *Medallion*®, *Ry Krisp*®, *Rippin' Good*®, *Flavor House*® and *Nutcracker*®.

**Competition**

Our businesses face intense competition from large branded manufacturers and highly competitive store brand and foodservice manufacturers in each of their product lines. Further, in some instances, large branded companies presently manufacture, or in the past have manufactured, store brand products. Top branded ready-to-eat and hot cereal competitors include Kellogg, General Mills, Quaker Oats (owned by PepsiCo), and Malt-O-Meal. Large branded competitors of the Snacks business include Nabisco (owned by Kraft) and Keebler (owned by Kellogg), which possess large portions of the branded cracker and cookie categories. Branded competitors in the snack mix and corn-based snack categories include General Mills and Frito Lay (owned by PepsiCo). The Snacks business also faces significant competition from one significant branded snack nut producer, Planters (owned by Kraft). Top branded competitors of the Sauces business include Kraft Foods, Bestfoods (owned by Unilever), Smucker's and Heinz. In addition, privately owned store brand manufacturers provide significant competition in all of the Company's segments. The Frozen Bakery Products business faces intense competition from numerous producers of griddle, bread and cookie products, including Kellogg.

The industries in which we compete are highly sensitive to both pricing and promotion. Competition is based upon product quality, price, effective promotional activities, and the ability to identify and satisfy emerging consumer preferences. These industries are expected to remain highly competitive in the foreseeable future. Our customers do not typically commit to buy predetermined amounts of products. Moreover, many food retailers utilize bidding procedures to select vendors. Consequently, during the course of a year, up to 50% of any segment's business can be subject to a bidding process conducted by our customers.

Future growth opportunities are expected to depend on our ability to implement strategies for competing effectively in all of our businesses, including strategies relating to emulating branded products, enhancing the performance of our employees, maintaining effective cost control programs, developing and implementing methods for more efficient manufacturing and distribution operations, and developing successful new products, while at the same time maintaining high product quality, aggressive pricing and promotion of our products.

**Customers**

In fiscal 2008, Wal-Mart Stores, Inc. accounted for approximately 17% of our aggregate net sales. Each of our reporting segments sells products to Wal-Mart. Additionally, we sell our products to retail chains, mass merchandisers, grocery wholesalers, warehouse club stores, drugstores, restaurant chains and foodservice distributors across the country and in Canada.

Form 10-K

**Seasonality**

Due to our equity interest in Vail, which typically yields more than the entire year's equity income during our second and third fiscal quarters, our net earnings are seasonal. In addition, certain aspects of our operations, especially in the Snacks segment, hot cereal portion of the Cereals segment, and in-store bakery portion of the Frozen Bakery Products segment, are seasonal, with a higher percentage of sales and operating profits expected to be recorded in the first and fourth fiscal quarters. See Note 19 in Item 8 for historical quarterly data. The recently acquired Post Foods business is also seasonal, and we expect its sales and operating profits to be significantly greater in our third and fourth fiscal quarters.

**Employees**

As of September 30, 2008, we had approximately 9,000 employees, of whom approximately 8,600 were located in the United States and 400 were located in Canada. We have entered into numerous collective bargaining agreements that we believe contain terms that are typical for the industries in which we operate. We are currently negotiating collective bargaining agreements at our Battle Creek (Post Foods) and Lancaster locations. In fiscal 2009, collective bargaining agreements at the following plants will expire: Niagara Falls, Streator, Battle Creek (Ralston Foods), Ripon, and another contract at Lancaster. As these agreements expire, we believe that the agreements can be renegotiated on terms satisfactory to the Company. We believe our relations with our employees, including union employees, are good.

**Raw Materials, Freight, and Energy**

Our raw materials consist of ingredients and packaging materials. Our principal ingredients are grain and grain products, flour, corn syrup, sugar, soybean oil, eggs, tomatoes and other fruits, various nuts such as peanuts and cashews, and liquid chocolate. Our principal packaging materials are linerboard cartons, corrugated boxes, plastic bottles, plastic containers and composite cans. We purchase raw materials from local, regional, national and international suppliers. The cost of raw materials used in our products may fluctuate widely due to weather conditions, labor disputes, government regulations, industry consolidation, economic climate, energy shortages, transportation delays, or other unforeseen circumstances. Presently, we do not believe any raw materials we use are in short supply. However, the supply of raw materials can be negatively impacted by the same factors that can impact their cost. From time to time, we will enter into supply contracts for periods up to three years to secure favorable pricing for ingredients and up to five years for packaging materials. Most of our sales are FOB destination, where we pay freight costs to deliver our products to the customer via common carriers or our own trucks. Freight costs are affected by both fuel prices and the availability of common carriers in the area. We also purchase natural gas, electricity, and steam for use in our processing facilities. Where possible, and when advantageous to the Company, we enter into purchase or other hedging contracts of up to 18 months to reduce the price volatility of these items and the cost impact upon our operations. In fiscal 2008, ingredients, packaging, freight, and energy represented approximately 46%, 19%, 8%, and 2%, respectively, of our total cost of goods sold.

**Governmental Regulation and Environmental Matters**

We are subject to regulation by federal, state and local governmental entities and agencies. As a producer of goods for human consumption, our operations must comply with stringent production and labeling standards. From time to time, changes in regulations can lead to costly label format modifications and product formulation changes. In the event such changes cause use of different ingredients, the cost of goods sold may increase. In many instances we may not be able to obtain increased pricing to offset the increased cost.

Our operations, like those of similar businesses, are subject to various federal, state and local laws and regulations with respect to environmental matters, including air quality, waste water pretreatment, storm water, waste handling and disposal, and other regulations intended to protect public health and the environment. While it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for environmental matters and future capital expenditures for environmental control equipment, in the opinion of management, based upon the information currently available, the ultimate liability arising from such environmental matters, taking into account established accruals for estimated liabilities, should not have a material effect on our consolidated results of operations, financial position, capital expenditures or other cash flows. In fiscal 2009, we will complete improvements to certain waste water pretreatment facilities within our cracker and cookie business, which we started in fiscal 2008. In total, we expect to spend an estimated $1.5 million on these improvements.

### Contract Manufacturing

From time to time, our segments may produce products on behalf of other companies. Typically, such products are new branded products for which branded companies lack capacity or products of branded companies that do not have their own manufacturing operations. In both cases, the branded companies retain ownership of the formulas and trademarks related to products we produce for them.

Contract manufacturing for branded manufacturing companies tend to be inconsistent in volume. Often, initial orders can be significant and favorably impact a fiscal period (with respect to sales and profits) but later volume will level off or the branded company will ultimately produce the product internally and cease purchasing product from us. Net sales under these "co-manufacturing" agreements were approximately 3.0% to 5.5% of our annual net sales for the past three years and were approximately $104.4 million in fiscal 2008.

With the acquisition of Bloomfield Bakers on March 16, 2007, we gained several branded customers who sell their products to various retailers but have no manufacturing operations of their own. During fiscal 2008, sales made under this type of arrangement were approximately $168.2 million or 6% of our total annual net sales.

## ITEM 1A. RISK FACTORS

In addition to the factors discussed elsewhere in this Report, the following risks and uncertainties could have a material adverse effect on the Company's business, financial condition and results of operations. Additional risks and uncertainties not presently known to the Company or that the Company currently deems immaterial may also impair the Company's business operations and financial condition.

***The integration of the Company's and Post Foods businesses may not be successful or anticipated benefits from the acquisition may not be realized.***

The recent acquisition of Post Foods is the largest and most significant acquisition the Company has undertaken. Our management will be required to devote a significant amount of time and attention as well as financial resources to the process of integrating the operations of the Company's business and the Post Foods business. Due to, among other things, the size and complexity of the Post Foods business and the activities required to separate Post Foods' operations from Kraft's, we may be unable to integrate the Post Foods business into our operations in an efficient, timely and effective manner. In addition, if any significant business activities are interrupted as a result of the integration process, it could have a material adverse effect on our business, financial condition and results of operations.

All of the risks associated with the integration process could be exacerbated by the fact that we may not have a sufficient number of employees with needed expertise to integrate the two businesses or to operate the combined company's business. Furthermore, Post Foods offers services that we have limited experience in providing, the most significant of which are advertising and marketing services. If we do not hire or retain employees with the requisite skills and knowledge to run the combined business, it may have a material adverse effect on our business. While Kraft has agreed to provide transition services for up to 18 months following the acquisition, it cannot be assured that we will be able to adequately replace those resources or replace them at the same cost. If Kraft does not provide the same level of services to Post Foods as it did immediately prior to the acquisition, or if we are not able to replace the resources provided by Kraft at the same cost, our results of operations may be negatively impacted.

Even if we are able to successfully combine the two business operations, it may not be possible to realize the full benefits of the increased sales volume and other benefits that are currently expected to result from the acquisition, or realize these benefits within the time frame that is currently expected. For example, the elimination of duplicative costs may not be possible or may take longer than anticipated, or the benefits from the acquisition may be offset by costs incurred or delays in integrating the businesses. The benefits of the acquisition may also be offset by operating losses relating to changes in commodity or energy prices, or in increased competition, or by risks and uncertainties relating to the combined company's private label and branded cereal products. If we fail to realize the benefits we anticipate from the acquisition, our results of operations may be adversely affected.

Form 10-K

***The Company may not be able to effectively manage the growth from acquisitions or continue to make acquisitions at the rate at which we have been acquiring in the past.***

The Company has experienced significant sales and operating profits through the acquisition of other companies. However, acquisition opportunities may not always present themselves. In such cases, the Company's sales and operating profit may not continue to grow from period to period at the same rate as it has in the past.

The success of our acquisitions will depend on many factors, such as our ability to identify potential acquisition candidates, negotiate satisfactory purchase terms, obtain loans at satisfactory rates to fund acquisitions and our ability to successfully integrate and manage the growth from acquisitions. Integrating the operations, financial reporting, disparate technologies and personnel of newly acquired companies, including the recent acquisition of Post Foods, involve risks. We cannot guarantee that we will be successful or cost-effective in integrating any new businesses into our existing businesses. In fact, the process of integrating newly acquired businesses may cause interruption or slow down the operations of our existing businesses. As a result, we may not be able to realize expected synergies or other anticipated benefits of acquisitions.

***Continuing disruptions in the financial markets or other factors could affect our ability to refinance our debt on reasonable terms, or at all and to fund acquisitions and capital expenditures.***

Our $400 million Revolving Credit Facility matures on July 18, 2011 while our $200 million Term Loan facility that we entered into in connection with the Post Foods acquisition matures on August 2, 2013. Our ability to raise debt or equity capital in the public or private markets in order to effect a refinancing of our Revolving Credit Facility or Term Loan facility could be impaired by various factors. For example, U.S. credit markets have recently experienced significant dislocations and liquidity disruptions which have caused the spreads on prospective debt financings to widen considerably. These circumstances have materially impacted liquidity in the debt markets, making financing terms for borrowers less attractive, and in certain cases have resulted in the unavailability of certain types of debt financing. Continued uncertainty in the credit markets may negatively impact our ability to access additional debt financing or to refinance existing indebtedness on favorable terms, or at all. Events affecting the credit markets have also had an adverse effect on other financial markets in the U.S., which may make it more difficult or costly for us to raise capital through the issuance of common stock or other equity securities. Any of these risks could impair our ability to fund our operations or limit our ability to expand our business or increase our interest expense, which could have a material adverse effect on our financial results.

***Commodity price volatility could negatively impact profits.***

The primary commodities used by our businesses include sugar, oats, wheat, soybean oil, corn sweeteners, peanuts, almonds and other tree nuts, glass containers, caps and plastic packaging. We may experience shortages in these items as a result of commodity market fluctuations, availability, increased demand, weather conditions, and natural disasters as well as other factors outside of our control. Changes in the prices of our products may lag behind changes in the costs of our commodities. Accordingly, competitive pressures may limit our ability to maintain existing margins and have a material adverse effect on our operating profits.

***Higher energy costs could negatively impact profits.***

Higher prices for natural gas, electricity and fuel increase our production and delivery costs. Many of our manufacturing operations use large quantities of natural gas and electricity. Our inability to respond to these cost increases may negatively affect our operating results. In addition, the Company has experienced increases in the cost of transporting finished goods to customers. Due to the increased cost of fuel and limited supply of freight carriers, the Company's costs have risen. In the event that this situation continues, the Company may experience service problems and reduced customer sales.

***Unsuccessful implementation of business strategies to reduce costs may adversely affect our results of operations.***

Many of our costs, such as raw materials, energy and freight are outside our control. Therefore, we must seek to reduce costs in other areas, such as operating efficiency. If we are not able to complete projects which are designed to reduce costs and increase operating efficiency on time or within budget, our operating profits may be adversely impacted. In addition, if the cost saving initiatives we have implemented or any future cost savings initiatives do not generate the expected cost savings and synergies, our results of operations may be adversely affected.

Our ability to raise prices for our products may be adversely affected by a number of factors, including but not limited to industry supply, market demand, and promotional activity by competitors. If we are unable to increase prices for our products as may be necessary to cover cost increases, our results of operations could be adversely affected. In addition, price increases typically generate lower volumes as customers then purchase fewer units. If these losses are greater than expected or if we lose distribution as a result of a price increase, our results of operations could be adversely affected.

***Increased competition by branded cereal manufacturers can lead to lower prices and volumes for our branded cereals.***

Other larger cereal manufacturers with substantial financial, marketing, and other resources may decide to increase trade spending or advertising or reduce prices on their cereal products. In response, we may choose to do the same for our cereal products which could impact our margins and volumes on our branded cereal products. If we did not do the same, our revenues and market share could be adversely affected.

***Significant private label competitive activity can lead to price declines.***

Some customer buying decisions are based on a periodic bidding process in which the successful bidder is assured the selling of its selected product to the food retailer, super center or mass merchandiser until the next bidding process. Our sales volume may decrease significantly if our offer is too high and we lose the ability to sell products through these channels, even temporarily. Alternatively, we risk reducing our margins if our offer is successful but below our desired price points. Either of these outcomes may adversely affect our results of operations.

***Our inability to successfully manage the price gap between our private-label products and those of our branded competitors may adversely affect our results of operation.***

Competitors' branded products have an advantage over our private label products primarily due to advertising and name recognition. When branded competitors focus on price and promotion, the environment for private label products becomes more challenging because the price gaps between private label and branded products can become less meaningful.

At the retail level, private label products sell at a discount to those of branded competitors. If branded competitors continue to reduce the price of their products, the price of branded products offered to consumers may approximate or be lower than the prices of our private label products. Further, promotional activities by branded competitors such as temporary price rollbacks, buy-one-get-one-free offerings and coupons have the effect of price decreases. Price decreases taken by competitors could result in a decline in the Company's sales volumes.

***Loss of one of the Company's significant customers may adversely affect our results of operations.***

A limited number of customer accounts represent a large percentage of our consolidated net sales. The success of our business depends, in part, on our ability to maintain our level of sales and product distribution through high volume food retailers, super centers and mass merchandisers. The competition to supply products to these high volume stores is intense. These high volume stores and mass merchandisers frequently re-evaluate the products they carry; if a major customer elected to stop carrying one of our products, our sales may be adversely affected.

***We may be unable to anticipate changes in consumer preferences and trends, which could result in decreased demand for our products.***

Our success depends in part on our ability to anticipate the tastes and eating habits of consumers and to offer products that appeal to their preferences. Consumer preferences change from time to time and can be affected by a number of different and unexpected trends. Our failure to anticipate, identify or react quickly to these changes and trends, and to introduce new and improved products on a timely basis, could result in reduced demand for our products, which would in turn cause our revenues and profitability to suffer. Similarly, demand for our products could be affected by consumer concerns regarding the health effects of nutrients or ingredients such as trans fats, sugar, processed wheat or other product attributes.

***The Company competes in mature categories with strong competition.***

The Company's businesses compete in mature segments with competitors that have a large percentage of segment sales. Our private label and branded products both face strong competition from branded competitors for shelf space and sales. Competitive pressures could cause us to lose market share, which may require us to lower prices, increase marketing expenditures or increase the use of discounting or promotional programs, each of which would adversely affect our margins and could result in a decrease in our operating results and profitability.

Some of the Company's competitors have substantial financial, marketing and other resources, and competition with them in the Company's various markets and product lines could cause the Company to reduce prices, increase marketing, or lose category share, any of which would have a material adverse effect on the business and financial results of the Company. This high level of competition by branded competitors could result in a decrease in the Company's sales volumes.

***The termination or expiration of current co-manufacturing arrangements could reduce our sales volume and adversely affect our results of operations.***

Our businesses periodically enter into co-manufacturing arrangements with manufacturers of branded products. Terms of these agreements vary but are generally for relatively short periods of time (less than two years). Volumes produced under each of these agreements can fluctuate significantly based upon the product's life cycle, product promotions, alternative production capacity and other factors, none of which are under our direct control. Our future ability to enter into co-manufacturing arrangements is not guaranteed, and a decrease in current co-manufacturing levels could have a significant negative impact on sales volume.

***We have a substantial amount of indebtedness which could limit financing and other options.***

As of September 30, 2008, we had long-term debt of approximately $1.7 billion. The amount of our indebtedness increased significantly as part of the acquisition cost of Post Foods. This indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures, to fund growth or general corporate purposes. In addition, our indebtedness may limit our flexibility to adjust to changing business and market conditions and may make us more vulnerable to a downward turn in general economic conditions.

Our ability to meet expenses and debt service obligations will depend on the factors described above, as well as our future performance, which will be affected by financial, business, economic and other factors, including potential changes in consumer preferences, the success of product and marketing innovation and pressure from competitors. If we do not generate enough cash to pay our debt service obligations, we may be required to refinance all or part of our existing debt, sell our assets, borrow more money or raise equity. There is no assurance that we will be able to, at any given time, refinance our debt, sell our assets, borrow more money or raise equity on terms acceptable to us or at all.

***The agreements governing our credit facilities impose restrictions on our business.***

There are various financial covenants and other restrictions in our debt instruments. Our ability to comply with these covenants may be affected by events beyond our control, including prevailing economic, financial and industry conditions. An event of default under our debt agreements would permit some of our lenders to declare all amounts borrowed from them to be due and payable, together with accrued and unpaid interest. A default under our debt instruments may also impair our ability to obtain additional or alternative financing. Our ability to make scheduled payments on or to refinance our debt or other obligations will depend on our operating and financial performance, which in turn is subject to prevailing economic conditions and to financial, business and other factors beyond our control.

*Changing currency exchange rates may adversely affect earnings and financial position.*

We have significant operations and assets in Canada. Our consolidated financial statements are presented in U.S. dollars; therefore, we must translate our Canadian assets, liabilities, revenue and expenses into U.S. dollars at applicable exchange rates. Consequently, fluctuations in the value of the Canadian dollar may negatively affect the value of these items in our consolidated financial statements. To the extent we fail to manage our foreign currency exposure adequately, we may suffer losses in value of our net foreign currency investment and our consolidated results of operations and financial position may be negatively affected.

***If our assessments and assumptions about commodity prices, as well as ingredient and other prices, prove to be incorrect in connection with our hedging or forward-buy efforts or planning cycles, our costs may be greater than anticipated and our financial results could be adversely affected.***

We generally use commodity futures and options to reduce the price volatility associated with anticipated commodity purchases of oats, sugar, tree nuts, and wheat used in the production of certain of our products. Additionally, we have a hedging program for heating oil relating to diesel fuel prices, natural gas, and corrugated paper products. The extent of our hedges at any given time depends upon our assessment of the markets for these commodities, including our assumptions for future prices. For example, if we believe that market prices for the commodities we use are unusually high, we may choose to hedge less, or possibly not hedge any, of our future requirements. If we fail to hedge and prices subsequently increase, or if we institute a hedge and prices subsequently decrease, our costs may be greater than anticipated or greater than our competitors' costs and our financial results could be adversely affected.

***Consolidation among the retail grocery and foodservice industries may hurt profit margins.***

Over the past several years, the retail grocery and foodservice industries have undergone significant consolidations and mass merchandisers are gaining market share. As this trend continues and such customers grow larger, they may seek lower pricing or increased promotional pricing from suppliers since they represent more volume. As a result, our profit margins as a grocery and foodservice supplier may be negatively impacted. In the event of consolidation if the surviving entity is not a customer, we may lose key business once held with the acquired retailer.

***Labor strikes or work stoppages by our employees could harm our business.***

Currently, a significant number of our full-time distribution, production and maintenance employees are covered by collective bargaining agreements. A dispute with a union or employees represented by a union could result in production interruptions caused by work stoppages. If a strike or work stoppage were to occur, our results of operations could be adversely affected.

***Ownership of Vail Resorts creates a risk to the Company's earnings.***

The Company owns approximately 19% of the outstanding common stock of Vail Resorts, Inc ("Vail"). Because we account for this investment using the equity method of accounting, our non-cash earnings may be adversely affected by unfavorable results from Vail. Vail typically yields more than the entire year's equity income during our second and third fiscal quarters; as a result our net earnings are seasonal. In addition, Vail's results of operations are also dependant in part on weather conditions and consumer discretionary spending trends. In light of our significant ownership in Vail, changes in its common stock price or earnings can impact our stock price.

***Impairment in the carrying value of goodwill or other intangibles could negatively impact the Company's net worth.***

The carrying value of goodwill represents the fair value of acquired businesses in excess of identifiable assets and liabilities as of the acquisition date. The carrying value of other intangibles represents the fair value of trademarks, trade names, and other acquired intangibles. Goodwill and other acquired intangibles expected to contribute indefinitely to cash flows of the Company are not amortized, but must be evaluated by management at least annually for impairment. Impairments to goodwill may be caused by factors outside our control, such as the inability to quickly replace lost co-manufacturing business, increasing competitive pricing pressures, or the bankruptcy of a significant customer and could negatively impact the Company's net worth.

***Product liability or recalls could result in significant and unexpected costs to the Company.***

The Company may need to recall some or all of its products if they become adulterated or misbranded. This could result in destruction of product inventory, negative publicity, temporary plant closings, and substantial costs of compliance or remediation. Any of these events, including a significant product liability judgment against us could result in a loss of confidence in our food products. This could have an adverse affect on our financial condition, results of operations or cash flows.

***New laws or regulations could adversely affect our business.***

Food production and marketing are highly regulated by a variety of federal, state, local and foreign agencies. Changes in laws or regulations that impose additional regulatory requirements on us could increase our costs of doing business or restrict our actions, causing our results of operations to be adversely affected. In addition, as we advertise our products, we could be the target of claims relating to false or deceptive advertising under federal, state and foreign laws and regulations.

***The bankruptcy or insolvency of a significant customer could negatively impact profits.***

Over the past five years we have had several customers file bankruptcy. As a result, the accounts receivable related to sales to these customers were not recovered. If the Company's bad debt reserve is inadequate to cover the amounts owed by bankrupt customers, the Company may have to write off the amount of the receivable to the extent the receivable is greater than our bad debt reserve. In the event a bankrupt customer is not able to emerge from bankruptcy or the Company is not able to replace sales lost from such customer, our profits could be negatively impacted.

***Changes in weather conditions, natural disasters and other events beyond our control can adversely affect our results of operations.***

Changes in weather conditions and natural disasters such as floods, droughts, frosts, earthquakes, hurricanes or pestilence, may affect the cost and supply of commodities and raw materials, including tree nuts, corn syrup, sugar and wheat. Additionally, these events can result in reduced supplies of raw materials and longer recoveries of usable raw materials. Competing manufacturers can be affected differently by weather conditions and natural disasters depending on the location of their suppliers and operations. Damage or disruption to our manufacturing or distribution capabilities due to weather, natural disaster, fire, terrorism, pandemic, strikes or other reasons could impair our ability to manufacture or sell our products. Failure to take adequate steps to reduce the likelihood or mitigate the potential impact of such events, or to effectively manage such events if they occur, particularly when a product is sourced from a single location, could adversely affect our business and results of operations, as well as require additional resources to restore our supply chain.

***The Company may experience losses or be subject to increased funding and expenses to its qualified pension plan, which could negatively impact profits.***

The Company maintains a qualified defined benefit plan. Although the Company has frozen benefits under the plan for all administrative employees and many production employees, the Company remains obligated to ensure that the plan is funded in accordance with applicable regulations. The fair value of pension plan assets (determined pursuant to FAS 87 guidelines) was approximately $17 million below the total benefit obligation of the plan as of September 30, 2008. In the event the stock market deteriorates, the funds in which the Company has invested do not perform according to expectations, or the valuation of the projected benefit obligation increases due to changes in interest rates or other factors, the Company may be required to make significant cash contributions to the pension plan and recognize increased expense within its financial statements.

Form 10-K

## ITEM 2. PROPERTIES

Our principal properties are our manufacturing locations. Shown below are our principal owned and leased properties. Some properties include on-site warehouse space. We also lease our principal executive offices and research and development facilities in St. Louis, Missouri. Management believes its facilities are suitable and adequate for the purposes for which they are used and are adequately maintained. We believe each segment's combination of facilities provides adequate capacity for current and anticipated future customer demand.

| Plant Locations | Size (Sq. Ft.) | Owned/ Leased | Production (Processing) Lines | Products |
|---|---|---|---|---|
| ***Cereals*** | | | | |
| Azusa, CA | 211,000 | Leased | 13 | Cereal bars, cookies and cereals |
| Battle Creek, MI (Ralston Foods) | 477,000 | Owned | 3 | Ready-to-eat cereal |
| Battle Creek, MI (Post Foods) | 1,920,000 | Owned | 7 | Ready-to-eat cereal |
| Cedar Rapids, IA | 175,000 | Owned | 5 | Hot cereal |
| Lancaster, OH | 479,000 | Owned | 7 | Ready-to-eat cereal |
| Los Alamitos, CA | 96,000 | Leased | 5 | Cereal bars |
| Sparks, NV | 243,000 | Owned | 3 | Ready-to-eat cereal |
| Modesto, CA | 282,000 | Owned | 3 | Ready-to-eat cereal |
| Niagara Falls, ON, Canada | 250,000 | Owned | 3 | Ready-to-eat cereal |
| Jonesboro, AR | 320,000 | Owned | 2 | Ready-to-eat cereal |
| ***Frozen Bakery Products*** | | | | |
| Chicago, IL | 72,000 | Owned | 1 | Muffins, pound cakes and petit fours |
| Fridely, MN | 147,000 | Owned | 5 | Bread, rolls and frozen cookie dough |
| Grand Rapids, MI | 75,000 | Leased | 4 | Breads and rolls |
| Kent, WA | 82,000 | Owned | 8 | Pancakes, waffles, French toast and custom griddle items |
| Lodi, CA | 345,000 | Owned | 13 | Breads, frozen dough, cakes and cookies |
| Louisville, KY | 205,000 | Owned | 5 | Biscuits, pancakes and custom sweet good items |
| Louisville, KY | 130,000 | Leased | 3 | Dry mixes and pancakes |
| Ogden, UT | 325,000 | Leased | 9 | Cookies |
| Brantford, ON, Canada | 140,000 | Owned | 4 | Pancakes, waffles and French toast |
| Delta, BC, Canada | 65,000 | Leased | 4 | Pancakes and waffles |
| ***Sauces & Spreads*** | | | | |
| Buckner, KY | 269,250 | Owned | 6 | Syrups, jellies, salsas, sauces and drink mixes |
| Dunkirk, NY | 306,000 | Owned | 7 | Dressings, syrups and sauces |
| Fredonia, NY | 367,000 | Owned | 9 | Dressings, syrups, jellies, sauces, salsas, peanut butter and drink mixes |
| Streator, IL | 165,000 | Owned | 1 | Peanut butter |
| ***Snacks*** | | | | |
| Newport, AR | 252,000 | Owned | 9 | Corn-based snacks |
| Princeton, KY | 700,000 | Owned | 6 | Crackers, cookies and ready-to-eat cereal |
| Dothan, AL | 135,000 | Leased | 8 | Snack nuts |
| Womelsdorf, PA | 100,000 | Owned | 5 | Chocolate candy |
| Poteau, OK | 250,000 | Owned | 5 | Crackers and cookies |
| Minneapolis, MN | 40,000 | Owned | 3* | Crackers |
| Tonawanda, NY | 95,000 | Owned | 3* | Cookies |
| Ripon, WI (two plants) | 350,000 | Owned | 11 | Cookies |
| South Beloit, IL | 83,500 | Owned | 3 | Cookies |

* One of these lines is idle.

## ITEM 3. LEGAL PROCEEDINGS

We are a party to a number of legal proceedings in various state and federal jurisdictions. These proceedings are in varying stages and many may proceed for protracted periods of time. Some proceedings involve complex questions of fact and law. Additionally, our operations, like those of similar businesses, are subject to various federal, state, and local laws and regulations intended to protect public health and the environment, including air and water quality and waste handling and disposal.

Pending legal liability, if any, from these proceedings cannot be determined with certainty; however, in the opinion of management, based upon the information presently known, the ultimate liability of the Company, if any, arising from the pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are likely to be asserted, taking into account established accruals for estimated liabilities (if any), are not expected to be material to our consolidated financial position, results of operations or cash flows. In addition, while it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for compliance with regulatory matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such compliance matters should not be material to the Company's consolidated financial position, results of operations or cash flows.

## ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

A special meeting of Ralcorp shareholders was held on July 17, 2008 to vote on the proposal to approve the issuance of shares of Ralcorp common stock in connection with the acquisition of the Post cereal business from Kraft. The total number of shares eligible to vote was 25,758,023. 21,022,295 shares were voted ***for*** the issuance of shares in connection with the acquisition, 227,859 shares were voted ***against***, 57,180 shares abstained and there were 0 non-votes.

## ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

Kevin J. Hunt....................... 57 Co-Chief Executive Officer and President of the Company since September 2003; Chief Executive Officer of Bremner Food Group, Inc. since 1995, Nutcracker Brands, Inc. since November 2003, Frozen Bakery Products, Inc. since June 2005 and The Carriage House Companies, Inc. since March 2008. He served as Corporate Vice President of the Company from October 1995 to September 2003; President of Bremner Food Group, Inc. from October 1995 to November 2003; and President of Nutcracker Brands, Inc. from January 2003 to November 2003.

David P. Skarie.................... 62 Co-Chief Executive Officer and President of the Company since September 2003; Chief Executive Officer of Ralston Foods since September 2003. He served as Corporate Vice President of the Company from March 1994 to September 2003; President of Nutcracker Brands, Inc. from April 2002 to January 2003; President of Ralston Foods from June 2000 to September 2003; Chief Executive Officer of The Carriage House Companies, Inc. from September 2003 to March 2008; and President of The Carriage House Companies, Inc. from October 2002 to November 2006.

Thomas G. Granneman........ 59 Corporate Vice President and Controller since January 1999.

Charles G. Huber, Jr. ........... 44 Corporate Vice President, General Counsel and Secretary of the Company since October 2003. He served as Vice President and Assistant General Counsel from September 2001 to October 2003.

Richard R. Koulouris........... 52 Corporate Vice President, and President, The Carriage House Companies, Inc. since December 1, 2006, Bremner Food Group, Inc. and Nutcracker Brands, Inc. since March 2008. He served as Corporate Vice President, and President of Bremner Food Group, Inc. and Nutcracker Brands, Inc. from November 2003 to November 2006. He also served as Vice President of Operations, Bremner from September 1995 to November 2003.

Scott Monette....................... 47 Corporate Vice President and Treasurer since September 2001. He joined Ralcorp in January 2001 as Vice President and Treasurer.

Richard G. Scalise ............... 54 Corporate Vice President, and President of Frozen Bakery Products since July 2005. Prior to joining Ralcorp, Mr. Scalise was President/Chief Operating Officer of ConAgra's Refrigerated Food Group from 2003 to 2005 and President/Chief Operating Officer of ConAgra's Dairy Foods Group from 2000 to 2003.

Stephen Van Tassel ............. 53 Corporate Vice President, and President Post Foods since October 2008. He joined Ralcorp in August 2008 in connection with the acquisition of Post Foods after spending ten years at Kraft Foods Inc. He most recently served as Vice President, Marketing, North America Post Cereal Category. Prior to that, Mr. Van Tassel was Vice President, Global Biscuits Category, and Vice President, Latin America Snacks.

Ronald D. Wilkinson ........... 58 Corporate Vice President, and has been President Ralston Foods since March 2008. He served as President of Bremner Food Group, Inc. and Nutcracker Brands, Inc. from December 2006 to March 2008. He also served as Director of Product Supply of Ralston Foods from October 1996 to November 2006 and of The Carriage House Companies, Inc. from January 2003 to November 2006. He has held the Corporate Vice President position since October 1996.

(Ages are as of December 31, 2008.)

# PART II

## ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Common Stock Market Prices and Dividends

The Company's common stock is traded on the New York Stock Exchange under the symbol "RAH". There were 9,469 shareholders of record on November 21, 2008. The Company paid a special dividend of $1.00 per share on October 22, 2004, but has no plans to pay cash dividends in the foreseeable future. The range of high and low sale prices of Ralcorp common stock as reported by the NYSE is set forth in the table below.

| | Year Ended September 30, | | | |
|---|---|---|---|---|
| | 2008 | | 2007 | |
| | High | Low | High | Low |
| First Quarter | $ 64.80 | $ 53.13 | $ 52.85 | $ 47.38 |
| Second Quarter | 61.72 | 51.26 | 64.64 | 50.61 |
| Third Quarter | 63.15 | 48.91 | 69.59 | 51.86 |
| Fourth Quarter | 74.07 | 48.08 | 62.80 | 50.53 |

### Issuer Purchases of Equity Securities

| Period | (a) Total Number of Shares Purchased | (b) Average Price Paid per Share | (c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | (d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs* |
|---|---|---|---|---|
| July 1 - July 31, 2008 | 0 | $ 0 | 0 | See total |
| August 1 - August 31, 2008 | 0 | 0 | 0 | See total |
| September 1 - September 30, 2008 | 0 | 0 | 0 | See total |
| Total | 0 | $ 0 | 0 | 517,500 |

*On May 25, 2006, the Board of Directors authorized the repurchase of up to 2,000,000 shares of common stock at prevailing market prices. The authorization has no expiration date. From time to time, the Company may repurchase its common stock through plans established under Rule 10b5-1. Typically, these plans direct a broker to purchase a variable amount of shares each day (usually between 0 and 50,000) depending on the previous day's closing share price.

Form 10-K

**Performance Graph**

The following performance graph compares the changes, for the period indicated, in the cumulative total value of $100 hypothetically invested in each of (1) Ralcorp Common Stock, (b) the Russell 2000 Index, and (c) the Russell 2000 Consumer Staples Index.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
Ralcorp
Russell 2000 Index
Russell 2000 Consumer Staples Index
$300
$250
$200
$150
$100
$50
$0
9/30/2003
9/30/2004
9/30/2005
9/30/2006
9/30/2007
9/30/2008


**Performance Graph Data**

| | Ralcorp ($) | Russell 2000 Index ($) | Russell 2000 Consumer Staples Index ($) |
|---|---|---|---|
| 9/30/2003 | 100.00 | 100.00 | 100.00 |
| 9/30/2004 | 130.23 | 118.81 | 111.41 |
| 9/30/2005 | 154.95 | 140.28 | 136.31 |
| 9/30/2006 | 178.27 | 154.28 | 152.21 |
| 9/30/2007 | 206.32 | 173.35 | 192.53 |
| 9/30/2008 | 249.16 | 148.26 | 179.68 |

## ITEM 6. SELECTED FINANCIAL DATA

### FIVE YEAR FINANCIAL SUMMARY

### (In millions except per share data)

| | Year Ended September 30, | | | | |
|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2005 | 2004 |
| **Statement of Earnings Data** | | | | | |
| Net sales (a) | $2,824.4 | $2,233.4 | $1,850.2 | $1,675.1 | $1,558.4 |
| Cost of products sold | (2,318.1) | (1,819.2) | (1,497.2) | (1,339.1) | (1,237.2) |
| Gross profit | 506.3 | 414.2 | 353.0 | 336.0 | 321.2 |
| Selling, general and administrative expenses | (328.4) | (252.8) | (226.4) | (215.1) | (204.7) |
| Interest expense, net | (54.6) | (42.3) | (28.1) | (16.5) | (13.1) |
| (Gain) loss on forward sale contracts (b) | 111.8 | (87.7) | (9.8) | - | - |
| Gain on sale of securities (c) | 7.1 | - | 2.6 | - | - |
| Restructuring charges (d) | (1.7) | (.9) | (.1) | (2.7) | (2.4) |
| Litigation settlement income (e) | - | - | - | 1.8 | .9 |
| Earnings before income taxes and equity earnings | 240.5 | 30.5 | 91.2 | 103.5 | 101.9 |
| Income taxes | (86.7) | (7.5) | (29.9) | (36.6) | (37.2) |
| Equity in earnings of Vail Resorts, Inc., net of related deferred income taxes | 14.0 | 8.9 | 7.0 | 4.5 | .4 |
| Net earnings | $ 167.8 | $ 31.9 | $ 68.3 | $ 71.4 | $ 65.1 |
| Earnings per share: | | | | | |
| Basic | $ 5.51 | $ 1.20 | $ 2.46 | $ 2.41 | $ 2.22 |
| Diluted | $ 5.38 | $ 1.17 | $ 2.41 | $ 2.34 | $ 2.17 |
| Weighted average shares outstanding: | | | | | |
| Basic | 30.3 | 26.4 | 27.7 | 29.6 | 29.2 |
| Diluted | 31.1 | 27.1 | 28.2 | 30.4 | 29.9 |
| **Balance Sheet Data** | | | | | |
| Cash and cash equivalents | $ 14.1 | $ 9.9 | $ 19.1 | $ 6.2 | $ 23.7 |
| Working capital (excl. cash and cash equivalents) | 241.8 | 165.3 | 170.3 | 92.4 | 107.3 |
| Total assets | 5,343.9 | 1,853.1 | 1,507.5 | 1,269.5 | 1,221.6 |
| Long-term debt | 1,668.8 | 763.6 | 552.6 | 422.0 | 425.7 |
| Other long-term liabilities | 871.7 | 382.6 | 281.5 | 157.8 | 152.4 |
| Shareholders' equity | 2,411.5 | 483.4 | 476.4 | 518.3 | 444.2 |
| **Other Data** | | | | | |
| Cash provided (used) by: | | | | | |
| Operating activities | $ 132.0 | $ 218.3 | $ 55.2 | $ 161.0 | $ 78.7 |
| Investing activities | (71.0) | (387.5) | (164.6) | (156.3) | (365.5) |
| Financing activities | (56.8) | 160.0 | 122.3 | (22.2) | 281.5 |
| Depreciation and amortization | 99.5 | 82.4 | 66.8 | 55.8 | 47.5 |
| Dividends declared per share | $ - | $ - | $ - | $ - | $ 1.00 |

(a) In 2008, Ralcorp acquired Post Foods. In 2007, Ralcorp acquired Cottage Bakery Inc., Bloomfield Bakers, and Pastries Plus of Utah, Inc. In 2006, Ralcorp acquired Western Waffles Ltd. and Parco Foods L.L.C. In 2005, Ralcorp acquired Medallion Foods, Inc. In 2004, Ralcorp acquired Value Added Bakery Holding Company (Bakery Chef) and Concept 2 Bakers. For more information about the 2008, 2007, and 2006 acquisitions, see Note 2 to the financial statements in Item 8.

(b) For information about the gain/loss on forward sale contracts, see Note 6 to the financial statements in Item 8.

(c) During August and September 2008, the Company sold 368,700 of its shares of Vail Resorts for a total of $13.7. The shares had a carrying value of $6.6, resulting in a $7.1 gain. In March 2006, the Company sold 100,000 of its shares of Vail Resorts for a total of $3.8. The shares had a carrying value of $1.2, resulting in a $2.6 gain.

(d) For information about the 2008, 2007, and 2006 restructuring charges, see Note 3 to the financial statements in Item 8. In 2005, charges were due to the closing of the City of Industry and Kansas City, KS plants, and the relocation of in-store bakery products. In 2004, charges were due to the closing of the Kansas City, KS plant.

(e) The Company received payments in settlement of legal claims, primarily related to antitrust litigation, which are shown net of related expenses.

Form 10-K

## ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and capital resources of Ralcorp Holdings, Inc. This discussion should be read in conjunction with the financial statements under Item 8, especially the segment information in Note 18, and the "Cautionary Statement on Forward-Looking Statements" on page 2. The terms "we," "our," "Company," and "Ralcorp" as used herein refer to Ralcorp Holdings, Inc. and its consolidated subsidiaries. The terms "base business" and "base businesses" as used herein refer to businesses that were owned by Ralcorp (and therefore included in our operating results) for the duration of each of the periods being compared (i.e., excluding businesses acquired since the beginning of the prior fiscal year). We have included financial measures for our base businesses (such as sales growth excluding acquisitions) because they provide useful and comparable trend information regarding the results of those businesses without the effects of incremental results from recent acquisitions.

### RECENTLY ISSUED ACCOUNTING STANDARDS

See Note 1 for a discussion regarding the recently issued accounting standards, including Statement of FASB Interpretation No. 48, Statement of Financial Accounting Standards (FAS) 157, FAS 158, FAS 159, FAS 141(R), FAS 161, FAS 162, and FASB Staff Position 142-3.

### RESULTS OF OPERATIONS

**Consolidated**

Fiscal 2008, like 2007 and 2006, was a challenging year as we continued to face intense raw materials cost pressures in most of our reporting segments. Nonetheless, total segment profit contribution was higher than last year as we continued to benefit from our acquisition strategy while experiencing base business sales growth in most categories. The following table summarizes key data (in millions of dollars, except for percentage data as indicated) for the past three years that we believe is important for you to consider as you read the consolidated results analysis discussions below. In addition, please refer to Note 18 for data regarding net sales and profit contribution by segment.

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Net earnings | 167.8 | 31.9 | 68.3 |
| Net sales | 2,824.4 | 2,233.4 | 1,850.2 |
| Cost of products sold as a percentage of net sales | 82.1% | 81.5% | 80.9% |
| SG&A as a percentage of net sales | 11.6% | 11.3% | 12.2% |
| Interest expense | 54.6 | 42.3 | 28.1 |
| Gain (loss) on forward sale contracts | 111.8 | (87.7) | (9.8) |
| Gain on sale of securities | 7.1 | - | 2.6 |
| Post Foods transition and integration costs | 7.9 | - | - |
| Post Foods inventory valuation adjustment | 23.4 | - | - |
| Restructuring charges | 1.7 | .9 | .1 |
| Effective income tax rate | 36.0% | 24.6% | 32.8% |
| Equity in earnings of Vail Resorts, Inc. | 21.7 | 13.6 | 10.8 |

***Net Earnings*** Earnings have been positively impacted by business acquisitions, organic growth, improved earnings from our investment in Vail Resorts, Inc., and gains on the sale of some of our Vail shares, but negatively impacted by higher raw material and freight costs, restructuring and merger transition costs, and interest expense. In addition, non-cash gains and losses due to changes in the fair value of our Vail forward sale contracts caused large swings in net earnings over the past three years. More detailed discussion and analysis of these and other factors follows.

*Net Sales* Net sales grew $383.2 million (21%) from 2006 to 2007 and $591.0 million (26%) from 2007 to 2008. Most of the increases in net sales is attributable to the timing of business acquisitions. The following table shows the approximate amount of sales derived from recent acquisitions (in millions of dollars).

| Business Acquired | Reporting Segment | Acquisition Date | 2008 | 2007 | 2006 |
|---|---|---|---|---|---|
| Post Foods | Cereal, Crackers & Cookies | August 4, 2008 | $ 181 | $ - | $ - |
| Bloomfield Bakers | Cereal, Crackers & Cookies | March 17, 2007 | 270 | 130 | - |
| Cottage Bakery | Frozen Bakery Products | November 11, 2006 | 133 | 108 | - |
| Parco Foods | Frozen Bakery Products | February 7, 2006 | * | 40 | 24 |
| Western Waffles | Frozen Bakery Products | November 15, 2005 | 92 | 82 | 67 |

* Due to the integration of the Parco Foods business into Ralcorp Frozen Bakery Products, separately identifiable sales data is not available for 2008.

Excluding sales from the fiscal 2006 and 2007 acquisitions, our net sales grew by 6% from 2006 to 2007, and excluding sales from the fiscal 2007 and 2008 acquisitions, our net sales grew by 12% from 2007 to 2008. This base business growth is attributable to both improved selling prices and overall volume gains. We further describe these and other factors affecting net sales in the segment discussions below.

*Operating Expenses* Cost of products sold as a percentage of net sales has been increasing as input costs rapidly increased, partially offset by the effects of related (but delayed) selling price increases. Key input costs include raw materials (ingredients and packaging) and freight (outbound rates and fuel surcharges). The following table shows the estimated year-over-year gross impacts (in millions) of the higher per unit costs (or rates) of these cost components by reportable segment.

| | 2008 vs 2007 | | 2007 vs 2006 | |
|---|---|---|---|---|
| | Raw Materials | Outbound Freight | Raw Materials | Outbound Freight |
| Cereals, Crackers & Cookies | $ 51.1 | $ 2.8 | $ 24.2 | $ (2.5) |
| Frozen Bakery Products | 40.0 | 4.7 | 14.8 | (.4) |
| Dressings, Syrups, Jellies & Sauces | 43.1 | 1.7 | 15.9 | (1.8) |
| Snack Nuts & Candy | 19.7 | .7 | (7.5) | .2 |
| | $ 153.9 | $ 9.9 | $ 47.4 | $ (4.5) |

Cost of products sold was also affected by an inventory adjustment related to the acquisition of Post Foods. Finished goods inventory acquired in the acquisition was valued essentially as if Ralcorp were a distributor purchasing the inventory. This resulted in a one-time allocation of purchase price to acquired inventory which was $23.4 million higher than the historical manufacturing cost of the inventory. Post Foods' inventory value and cost of products sold were based on post-acquisition production costs for all product manufactured after the acquisition date. In 2008, all of the $23.4 million (non-cash) inventory valuation adjustment was recognized in cost of products sold, reducing net earnings by approximately $15.0 million after the related tax effect.

Selling, general, and administrative (SG&A) increased as a percentage of net sales primarily related to the acquisition of Post Foods. Due to the nature of Post Foods' branded business, higher advertising and promotion costs were incurred. Excluding Post Foods, SG&A as a percentage of net sales was down to 11.0% in 2008. This base business decrease was primarily the result of selling price increases and sales volume growth, partially offset by higher amortization of intangibles and increased expense from mark-to-market adjustments on deferred compensation liabilities.

Again, refer to the segment discussions below for other factors affecting cost of products sold and SG&A expenses. In addition, refer to our policy regarding cost of products sold in Note 1 because our gross profit percentages may not be comparable to those of other companies who report cost of products sold on a different basis.

*Interest Expense, Net* Net interest expense has increased primarily as a result of changing debt levels and interest rates, as well as increases in discount amortization related to our Vail forward sale contracts. Discount amortization was $8.7, $8.3, and $3.7 million in fiscal 2008, 2007, and 2006, respectively. Long-term debt rose from $422.0 million at the beginning of fiscal 2006 to $1,668.8 million at the end of fiscal 2008 due to borrowings used to fund the Cottage Bakery and Bloomfield Bakers acquisitions and debt assumed in the Post Foods acquisition. The weighted average interest rate on all of the Company's outstanding debt was 5.3% in 2008, 5.1% in 2007, and 4.8% in 2006. For more information about our long-term debt, see Note 13. For more information about the Vail forward sale contracts, see "Gain on Forward Sale Contracts" and "LIQUIDITY AND CAPITAL

RESOURCES" below, as well as Note 6. Refer to Note 10 for information about our agreement to sell our trade accounts receivable on an ongoing basis, including amounts of related discounts reported in SG&A.

***Gain/Loss on Forward Sale Contracts*** Net earnings were affected by non-cash gains and losses on forward sale contracts, executed November 22, 2005, April 19, 2006, and November 6, 2006, related to a total of 4,950,100 of our shares of Vail Resorts, Inc. The contracts include a collar on the Vail stock price and the prepayment of proceeds at a discount (whereby Ralcorp received a total of $140.0 million). Because Ralcorp accounts for its investment in Vail Resorts using the equity method, these contracts, which are intended to hedge the future sale of those shares, are not eligible for hedge accounting. Therefore, gains or losses on the contracts are immediately recognized in earnings. For more information on these contracts, see "LIQUIDITY AND CAPITAL RESOURCES" below, as well as Note 6.

***Gain on Sale of Securities*** In March 2006, we sold 100,000 of our shares of Vail Resorts, Inc. common stock for a total of $3.8 million. The shares had a carrying value of $1.2 million, so the transaction resulted in a $2.6 million gain. In August and September 2008, we sold an additional 368,700 shares for a total of $13.7 million. The shares had a carrying value of $6.6 million, so the transaction resulted in a $7.1 million pre-tax gain.

***Post Foods Transition and Integration Costs*** Ralcorp is incurring significant costs related to transitioning Post Foods into Ralcorp operations, including decoupling the cereal assets of Post Foods from those of other operations of Kraft Foods Inc. (the former owner), developing stand-alone Post Foods information systems, developing independent sales, logistics and purchasing functions for Post Foods, and other significant integration undertakings. While a portion of those costs are capitalized, the expense portion totaled $7.9 million in 2008.

***Restructuring Charges*** In fiscal 2008, we closed our plant in Billerica, MA, and transferred the production to other facilities within the Snack Nuts & Candy segment. In addition to employee termination benefits for approximately 90 employees, charges for this project included a write-off of abandoned property. Annual cost savings from this project (net of certain increased costs and lost sales) are estimated to be approximately $4 million beginning in the fourth quarter of fiscal 2008.

In fiscal 2007, we closed our plant in Blue Island, IL, terminating 86 employees, and moved production to other facilities within the Frozen Bakery Products segment. In addition to employee termination benefits, charges for this project included costs to clean up the facility and a charge to write-off remaining inventories. Annual cost savings from this project (net of certain increased costs and lost sales) are estimated to be approximately $1 million.

For more information regarding these restructuring charges, see Note 3.

***Income Taxes*** Our effective tax rate returned to a normal level in fiscal 2008. The effect of increases in our blended state tax rates was offset by the effect of the increase in the "Domestic Production Activities Deduction", a federal deduction of 6% (3% in 2007 and 2006) of the taxable income from our production activities in the U.S. (i.e., excluding equity method earnings and other gains or losses related to our investment in Vail Resorts, Inc., and excluding our Canadian operations). The 2007 and 2006 effective tax rates were reduced by the effect of approximately $1.9 million and $1.2 million, respectively, related to favorable resolutions of uncertain tax positions and adjustments to the related reserve. The rate in each of the past three years was also reduced by certain Canadian tax benefits. Note that all the tax adjustments discussed above had a greater effect on the rate in 2007 because pre-tax income was significantly reduced by the loss on forward sale contracts. See Note 4 for more information about income taxes.

***Equity in Earnings of Vail Resorts, Inc.*** As noted previously, earnings from our investment in Vail Resorts (NYSE ticker: MTN) improved over the past three years. See Note 5 for more information about this equity investment.

**Cereals, Crackers & Cookies**

Because the Cereals, Crackers & Cookies segment consists of two of our divisions, we will discuss the year-over-year comparisons separately for fiscal 2008 versus 2007 and fiscal 2007 versus 2006 to improve readability. Volume changes, excluding sales of Bloomfield Bakers and Post Foods, are summarized in the following table (note that co-manufacturing was approximately 6% and 5% of total 2008 sales volume for Ralston Foods and Bremner, respectively):

| | Sales Volume Change from Prior Year | |
|---|---|---|
| | 2008 | 2007 |
| **Ralston Foods** | | |
| Ready-to-eat (RTE) cereal | 9% | -1% |
| Hot cereal | 3% | 3% |
| Snacks | 6% | 5% |
| Co-manufacturing | 67% | 24% |
| Other minor categories | 7% | -5% |
| Total | 10% | 1% |
| | | |
| **Bremner** | | |
| Crackers | -5% | -8% |
| Cookies | 1% | 3% |
| Co-manufacturing | -34% | -9% |
| Total | -4% | -4% |

***Fiscal 2008 vs. Fiscal 2007***

Net sales in the Cereals, Crackers & Cookies segment grew $414.8 million (44%) for fiscal 2008, primarily due to sales from Post Foods and the timing of the 2007 acquisition of Bloomfield Bakers. Excluding the incremental sales from the Post Foods and Bloomfield Bakers acquisitions (as shown on page 21), net sales in the segment grew 12%. This growth is attributable to higher prices in both divisions, raised in an effort to offset higher input costs, as well as higher volumes at Ralston Foods. At Ralston Foods, base business net sales were up 15% for the year as a result of improved pricing and higher volumes. Co-manufacturing at Ralston Foods generated approximately $15.4 million of the increase in net sales. At Bremner, the effects of price increases and a favorable product mix were partially offset by overall sales volume declines. The product mix shift to higher-priced items had an impact of approximately $8.7 million on Bremner's net sales.

The segment's profit contribution increased significantly as a result of acquisitions. Results from Post Foods added about $43.3 million (net of $2.2 million of amortization related to certain brands and customer relationships and $7.6 million of depreciation). In addition, the extra 24 weeks of results from Bloomfield Bakers added an estimated $9.2 million of profit. Excluding those acquisition timing impacts, profit contribution improved as the effects of selling price adjustments and cereal volume growth slightly exceeded the negative effects of higher raw material, production, and freight costs, and promotional expenses. Refer to the raw material and freight summary on page 21. The most notable raw material cost increases were in wheat and corn products, soybean oil, oats, and rice.

***Fiscal 2007 vs. Fiscal 2006***

Net sales in the Cereals, Crackers & Cookies segment grew $157.4 million (20%) for fiscal 2007. Excluding the incremental sales from the Bloomfield acquisition, net sales in the segment grew 4%. This growth is primarily attributable to higher prices, raised in an effort to offset increasing input costs. At Ralston Foods, base business net sales were up 6% for the year. RTE sales were helped by several new product introductions, accounting for approximately $8.5 million for the year, but that effect was partially offset by declines in sales of other products. Co-manufacturing at Ralston Foods generated approximately $10.3 million of the increase in net sales. At Bremner, overall sales volume declines were partially offset by the effects of price increases and a favorable product mix. Most of Bremner's volume shortfalls can be attributed to increased promotional activity by branded competitors, partially offset by incremental sales due to new product lines. Bremner's new product offerings added approximately $6.1 million of net sales, and the product mix shift to higher-priced items had an impact of approximately $5 million.

Results from the acquired Bloomfield business added about $10.2 million to the Cereals, Crackers & Cookies segment's profit contribution since acquisition in March (net of intangible asset amortization of $4.1 million). In the base businesses of the segment, the combined negative effects of higher raw material costs, lower overall volumes,

and production cost increases were only partially offset by the favorable effects of increased selling prices and lower freight rates. The most notable cost increases were in wheat and corn products, oats, rice, sugar, and soybean oil.

**Frozen Bakery Products**

Net sales of the Frozen Bakery Products segment have grown from $442.8 million in 2006 to $619.6 million in 2007 (a 40% increase) and $711.8 million in 2008 (a 15% increase over 2007), largely as a result of acquisitions (as shown on page 21). However, base business sales grew about 12% for 2008 due to the effects of price increases and higher volumes. By sales channel, that sales growth came from a 14% increase in foodservice, a 9% increase in in-store bakery (ISB), and a 17% increase in retail. Comparing 2007 to 2006, base business sales grew about 9% as the result of an 11% increase in foodservice, a 6% increase in ISB, and an 8% increase in retail. Excluding sales of Cottage Bakery (and excluding Parco and Western Waffles in the 2007 to 2006 comparison), sales volumes by channel changed as follows:

| | Sales Volume Change from Prior Year | |
|---|---|---|
| | 2008 | 2007 |
| Foodservice | 2% | 10% |
| In-store bakery (ISB) | 2% | 5% |
| Retail | 10% | 6% |
| Total | 3% | 7% |

The segment's profit contribution was $50.6 million, $70.4 million, and $63.7 million in fiscal 2006, 2007, and 2008, respectively. Fiscal 2008 profit contribution was reduced by higher costs of raw materials and freight (as shown on page 21), an unfavorable change in product mix, and slightly higher warehousing costs. However, improved pricing and the incremental Cottage Bakery profit due to acquisition timing offset most of those negative effects. The raw materials cost impact primarily related to wheat flour, fats and oils. In addition, the segment's Canadian operations were hurt by the decline in the value of the U.S. dollar relative to the Canadian dollar in fiscal 2008. The change in the average exchange rate increased the U.S. dollar equivalent of the net Canadian dollar expenses by approximately $5.6 million, net of the effects of foreign currency hedging activities. Finally, the extra six weeks of results from Cottage Bakery added an estimated $2.5 million of profit for 2008. In 2007, the increase in profit contribution was due to results from Cottage Bakery (approximately $15.6 million) and the extra 20 weeks of results from Parco and the extra 7 weeks of results from Western Waffles (approximately $7 million combined). Profit contribution from the segment's base businesses was reduced in 2007 by significantly higher raw material costs, slightly higher manufacturing costs, and higher warehousing costs, slightly offset by the base business sales growth. The most significantly affected ingredients were wheat flour, eggs and dairy products, and soybean oil.

**Dressings, Syrups, Jellies & Sauces**

Our Dressings, Syrups, Jellies & Sauces segment's net sales rose 15% in 2008. The segment realized improved pricing in both 2007 and 2008, and sales volumes changed as follows:

| | Sales Volume Change from Prior Year | |
|---|---|---|
| | 2008 | 2007 |
| Table syrups | 8% | 4% |
| Preserves & jellies | 6% | 5% |
| Spoonable & pourable dressings | -1% | -3% |
| Peanut butter | 9% | 24% |
| Other minor categories | 0% | -2% |
| Total | 4% | 4% |

For fiscal 2007, the increase in peanut butter sales volume was primarily due to a February recall of a competitor's products and amounted to approximately $15 million of additional net sales.

The segment's profit contribution also improved in 2008, as the effects of selling price and volume increases exceeded the effects of raw material cost and freight rate increases (shown on page 21). The raw material cost impacts came from peanuts, oils, corn sweeteners, containers, eggs, and fruits. For fiscal 2007 compared to 2006, the effects of selling price increases were slightly greater than the effects of raw material cost increases. Those net benefits were partially offset by higher production overhead costs and the effect of a $1.6 million property tax refund in 2006.

**Snack Nuts & Candy**

Net sales for the Snack Nuts & Candy segment increased 8% in fiscal 2008 and 6% in fiscal 2007. For 2008, the growth was primarily the result of improved pricing and increased sales volume attributable to increased distribution with certain existing customers and increased product promotions by some others, offset by reduced purchases by some customers as a result of the increased prices. In 2007, the growth was primarily the result of increased sales volume, as the effect of a shift toward higher-priced items was largely offset by an overall net decrease in selling prices. Volume changes were as follows:

| | Sales Volume Change from Prior Year | |
|---|---|---|
| | 2008 | 2007 |
| Nuts | 1% | 5% |
| Candy | -9% | -3% |
| Other minor categories | 29% | 93% |
| Total | 1% | 5% |

For fiscal 2008, the segment's profit contribution was lower by $8.6 million because of the effects of higher raw material costs and freight rates (shown on page 21). Price increases in this segment have trailed rapidly increasing costs. For fiscal 2007, the segment's profit contribution was up $4.7 million, as the effects of favorable raw material costs and volume were only partially offset by the effects of higher production costs, an unfavorable product mix, price decreases, and higher freight rates.

## LIQUIDITY AND CAPITAL RESOURCES

Historically, we have funded operating needs by generating positive cash flows through operations. We expect to continue generating operating cash flows through our mix of businesses and expect that short-term and long-term liquidity requirements will be met through a combination of operating cash flows and strategic use of borrowings under committed and uncommitted credit arrangements. We believe we have sufficient liquidity despite the current disruption of the capital and credit markets. As the national and world-wide financial crisis has worsened in recent months, we have continued to monitor closely events and the financial institutions associated with our credit facilities, including monitoring credit ratings and outlooks, capital raising and merger activity.

Capital resources remained strong at September 30, 2008, with total shareholders' equity of $2,411.5 million and a long-term debt to total capital (which is the total of long-term debt and total shareholders' equity) ratio of 41 percent, compared to corresponding figures for September 30, 2007, of $483.4 million and 61 percent. Working capital, excluding cash and cash equivalents, increased to $241.8 million at September 30, 2008, from $165.3 million at September 30, 2007, primarily as a result of the addition of Post Foods.

**Operating Activities**

Cash provided by operating activities was $132.0 million, $218.3 million, and $52.8 million in 2008, 2007, and 2006, respectively, affected most significantly by fluctuations in proceeds from our accounts receivable sale program. During fiscal 2008, 2007, and 2006, proceeds increased $4.2 million, increased $45.8 million, and decreased $49.0 million, respectively. This explains $94.8 million of the increase in cash from operating activities from 2006 to 2007 and $41.6 million of the decrease from 2007 to 2008. See "Off-Balance Sheet Financing" below for more information about the sale of receivables. In 2006, operating cash flows were reduced by contributions to our qualified pension plan of $25 million. No such contributions were made in 2007 or 2008. See Note 15 for more information about pension plans, including the funded status. Remaining changes are due to increased sales and fluctuations in other components of working capital, particularly the build up of receivables and payables related to Post Foods. No trade receivables or payables were acquired from Kraft Foods Inc. in the acquisition.

**Investing Activities**

Net cash paid for business acquisitions totaled $20.3 million in fiscal 2008 (Post Foods), $331.9 million in fiscal 2007 (Cottage Bakery, Bloomfield Bakers, and Pastries Plus), and $110.1 million in fiscal 2006 (Western Waffles and Parco). See Note 2 for more information about these acquisitions.

Capital expenditures were $62.5 million, $51.7 million, and $58.1 million in fiscal years 2008, 2007, and 2006, respectively. Expenditures in these three years included information systems projects and special projects at the recently acquired businesses. Capital expenditures for fiscal 2009 are expected to be $140-$150 million, including approximately $50 million of Post Foods asset decoupling and information systems expenditures. As discussed below, we have adequate capacity under current borrowing arrangements to meet these cash needs.

Form 10-K

**Financing Activities**

On December 21, 2005, we issued Fixed Rate Senior Notes, Series E and Series F, totaling $175 million, with $100 million due in 2015 and $75 million due in 2012. On February 22, 2006, we repaid the remaining $100.0 million outstanding under Floating Rate Senior Notes, Series A, with proceeds from the issuance of Floating Rate Senior Notes, Series G and Series H, maturing in February 2011. On January 18, 2007, we issued Fixed Rate Senior Notes, Series I, totaling $100.0 million in two tranches: $75.0 million and $25.0 million. One third of each tranche must be repaid on January 18, 2015, 2017, and 2019. On May 11, 2007, we issued Fixed Rate Senior Notes, Series J, totaling $100.0 million due in 2022. On August 4, 2008, we assumed ownership of Fixed Rate Notes maturing 2018 totaling $577.5 million, Floating Rate Notes maturing 2018 totaling $20.0 million, Fixed Rate Notes maturing 2020 totaling $67.0 million, Term Loan A-1 totaling $100.0 million, and Term Loan A-2 totaling $200.0 million. On July 18, 2008, we entered into a new three-year $400 million revolving credit agreement with 15 banks, replacing the similar agreement established on December 27, 2005. Total remaining availability under our $400 million revolving credit agreement and our $15 million of uncommitted credit arrangements was $268.0 million as of September 30, 2008. Of the $400 million revolving credit agreement, Ralcorp could only borrow up to $275 million as of September 30, 2008. The incremental $125 million became available upon repayment of the $100 million Term Loan A-1 in October 2008.

All of our notes provide that, if we elect to pay additional interest, our ratio of "Total Debt" to "Adjusted EBITDA" (each term as defined in the debt agreements) may exceed the 3.5 to 1.0 limit, but be no greater than 4.0 to 1.0, for a period not to exceed 12 consecutive months. As of September 30, 2008, the ratio of Total Debt to Adjusted EBITDA was 3.1 to 1.0, and we were also in compliance with all other debt covenants.

Supplementing our available borrowing capacity, under the agreement described under "Off-Balance Sheet Financing" below, we could choose to sell up to $75 million of ownership interests in accounts receivable, but we had sold only $50.0 million of such interests as of September 30, 2008. To date, we have not experienced a disruption in the market for our secured receivables-based financing. In the event of such disruption, we presently have sufficient borrowing capacity under our committed revolving credit agreement. Further cash needs could be met through the sale of the Company's investment in Vail Resorts, Inc. Based on the closing market price of Vail stock on November 21, 2008, and excluding the shares already under forward sale contracts (discussed in the following paragraph), we could realize approximately $24.9 million in cash through the sale of this investment, net of income taxes, over a period of approximately two months.

In fiscal 2006, we entered into forward sale contracts relating to 3.75 million shares of our Vail common stock and received $110.5 million under the discounted advance payment feature of the contracts. In November 2006, we entered into another contract relating to 1.2 million shares and received $29.5 million. These contracts operate as a hedge of the cash flows expected from the sale of Vail shares in the future. At the maturity dates in the contracts, we can deliver a variable number of shares of Vail stock to the counterparty or settle the contracts with cash. The number of shares (or amount of cash) to be delivered will depend upon the market price of Vail shares at the settlement dates. On November 21, 2008, the first maturity date under the contracts, we delivered 890,000 shares. A summary of open contract terms follows:

| Maturity Date | Maximum Shares | Minimum Shares | Floor Price | Cap Price |
|---|---|---|---|---|
| November 2009 | 985,050 | 783,028 | $38.34 | $48.23 |
| November 2010 | 890,000 | 632,551 | 34.59 | 48.67 |
| November 2011 | 985,050 | 681,695 | 38.34 | 55.40 |
| November 2013 | 1,200,000 | 570,825 | 35.29 | 74.19 |

Because Ralcorp accounts for its investment in Vail Resorts using the equity method, we are currently precluded from using hedge accounting under FAS 133 for these contracts. Accordingly, we must report changes to the fair value of these contracts within our statement of earnings. These gains or losses have no impact on our cash flows. The fair value of the contracts is dependent on several variables including the market price of Vail stock (which was $34.95 at September 30, 2008, $62.29 at September 30, 2007, and $40.02 at September 30, 2006), estimated future Vail stock price volatility, interest rates, and the time remaining to the contract maturity dates.

A stock repurchase program was initiated in August 2005, and we purchased a total of $134.9 million of Ralcorp stock (3,422,000 shares) in fiscal 2006 and $78.8 million (1,382,500 shares) in fiscal 2007. An additional 100,000 shares were purchased at prevailing market prices for a total cost of $5.6 million during fiscal year 2008. On May 25, 2006, the Board of Directors authorized the repurchase of up to 2,000,000 additional shares, of which 517,500 remain available for repurchase as of September 30, 2008.

### Off-Balance Sheet Financing

As an additional source of liquidity, on September 24, 2001, Ralcorp entered into an agreement to sell, on an ongoing basis, all of its trade accounts receivable to a wholly owned, bankruptcy-remote subsidiary called Ralcorp Receivables Corporation (RRC). RRC entered into a related arrangement to sell up to $66.0 million of undivided percentage ownership interests in qualifying receivables to a bank commercial paper conduit (the Conduit). As of September 30, 2008, the accounts receivable of the Frozen Bakery Products segment and the recently acquired Medallion, Bloomfield Bakers and Post Foods businesses had not been incorporated into the sale agreement and were not being sold to RRC. In October 2008, most of the component businesses of the Frozen Bakery Products segment were added to the agreement and the maximum amount that RRC can sell to the Conduit was increased to $75.0 million. Covenants in the new agreement include requirements that "EBIT" be at least three times "Consolidated Interest Expense", and that "Total Debt" not exceed 3.75 times "Adjusted EBITDA" (each term as defined in the agreement). RRC's only business activities relate to acquiring and selling interests in Ralcorp's receivables. Upon the agreement's termination, the Conduit would be entitled to all cash collections on RRC's accounts receivable until its purchased interest has been repaid. The agreement is renegotiated annually and will terminate in October 2009, unless again extended.

The trade receivables sale arrangement with RRC represents "off-balance sheet financing" since the sale results in assets being removed from our balance sheet rather than resulting in a liability to the Conduit. The organizational documents of RRC and the terms of the agreements governing the receivables sale transactions make RRC a qualifying special purpose entity. As such, it is not to be consolidated in Ralcorp's financial statements under generally accepted accounting principles. Furthermore, the "true sale" nature of the arrangement requires Ralcorp to account for RRC's transactions with the Conduit as a sale of accounts receivable instead of reflecting the Conduit's net investment as debt with a pledge of accounts receivable as collateral. If RRC were not a qualifying special purpose entity and if the arrangement were not considered a "true sale," the outstanding balance of receivables would remain on Ralcorp's balance sheet, proceeds received from the Conduit ($50.0 million as of September 30, 2008) would be shown as short-term debt, and there would be no investment in RRC. See further discussion in Note 10.

### Contractual Obligations

In the normal course of business, we enter into contracts and commitments which obligate us to make payments in the future. The table below sets forth our significant future obligations by time period as of September 30, 2008.

| | Total | Less Than 1 Year | 1-3 Years | 3-5 Years | More Than 5 Years |
|---|---|---|---|---|---|
| Long-term debt obligations (a) | $ 2,428.8 | $ 260.7 | $ 383.1 | $ 421.0 | $ 1,364.0 |
| Operating lease obligations (b) | 79.9 | 12.6 | 22.7 | 18.0 | 26.6 |
| Purchase obligations (c) | 362.1 | 318.7 | 42.5 | .9 | - |
| Deferred compensation obligations (d) | 32.6 | 5.5 | 6.0 | 9.0 | 12.1 |
| Benefit obligations (e) | 256.5 | 10.8 | 22.4 | 27.6 | 195.7 |
| Total | $ 3,159.9 | $ 608.3 | $ 476.7 | $ 476.5 | $ 1,598.4 |

(a) Long-term debt obligations include principal payments, interest payments, and interest rate swap settlements based on interest rates at September 30, 2008. See Note 13 for details.
(b) Operating lease obligations consist of minimum rental payments under noncancelable operating leases, as shown in Note 14.
(c) Purchase obligations are legally binding agreements to purchase goods or services that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
(d) Deferred compensation obligations have been allocated to time periods based on existing payment plans for terminated employees and the estimated timing of distributions to current employees based on age.
(e) Benefit obligations consist of future payments related to pension and other postretirement benefits as estimated by an actuarial valuation.

## INFLATION

We recognize that inflationary pressures have had an adverse effect on the Company through higher raw material and fuel costs, as discussed above. It is our view that inflation has not had a material adverse impact on operations in the three years ended September 30, 2008.

## CURRENCY

Certain sales and costs of our Western Waffles business and (upon acquisition in August 2008) the Canadian operations of our Post Foods business, were denominated in Canadian dollars. Consequently, profits from these businesses can be impacted by fluctuations in the value of Canadian dollars relative to U.S. dollars. When practical, we use various types of currency hedges to reduce the economic impact of currency fluctuations.

## OUTLOOK

Our strategy is to continue to grow the Company by capitalizing on the opportunities in the food business including private label, branded and foodservice arenas. In the past few years, we have taken substantial steps to reshape the Company and achieve sufficient scale in the categories in which we operate. We expect to continue to improve our business mix through volume and profit growth of existing businesses, as well as through acquisitions or strategic alliances. We will continue to explore those acquisition opportunities that strategically fit with our intention to be the premier provider of high value food products. The following paragraphs discuss significant trends that we believe will impact our results.

The Company purchases significant quantities of certain ingredients (e.g., wheat flour, soybean oil, corn syrup and sweeteners, peanuts and various tree nuts, other grain products, cocoa, fruits), packaging materials (e.g., resin, glass, paper products), energy (e.g., natural gas), and transportation services. In recent years, the costs of some of these items, notably wheat and corn products (as well as other grain products), peanuts, and petroleum-related products, have increased significantly compared to values realized in fiscal 2006. Notwithstanding recent declines in the spot prices of certain commodities and petroleum, for fiscal 2009, Ralcorp currently expects net year-over-year increases in unit costs for ingredients and packaging. In addition, freight costs, which include surcharges based upon the price of diesel fuel, have increased over the past several years and are expected to remain at elevated levels in fiscal 2009, thereby putting continued pressure on profit margins. The effects of rising costs on our past results of operations have been mitigated to some extent through hedging and forward purchase contracts, as well as selling price increases and volume improvements in some of our businesses. We expect that similar mitigation efforts and continued cost reduction efforts will reduce the impact of the anticipated increases; however, these efforts are not likely to fully offset these cost increases in a timely manner.

The Company's primary objective for fiscal 2009 is the successful transition and integration of the Post Foods operations into Ralcorp. Post Foods is currently operating under a twelve-month transition services agreement (TSA) with Kraft Foods Inc. (the former owner) which covers many key business activities for Post Foods. Ralcorp is incurring significant costs and management effort related to transitioning Post Foods off the TSA and into Ralcorp operations, including decoupling the cereal assets of Post Foods from those of other operations of Kraft, developing stand-alone Post Foods information systems, developing independent sales, logistics and purchasing functions for Post Foods, and other significant integration undertakings. While a portion of the costs associated with this effort are capitalized, the expense portion totaled $7.9 million in the six months ended September 30, 2008. The Company expects these transition and integration costs to continue through fiscal 2009.

The Post Foods business is also seasonal, and we expect its sales and operating profits to be significantly greater in our third and fourth fiscal quarters.

As a result of Ralcorp's expected lower ownership of Vail Resorts, the Company anticipates its fiscal 2009 reported equity in earnings of Vail Resorts will decline from amounts reported in fiscal 2008.

## CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The following discussion is presented pursuant to the United States Securities and Exchange Commission's Financial Reporting Release No. 60, "Cautionary Advice Regarding Disclosure About Critical Accounting Policies." The policies below are both important to the representation of the Company's financial condition and results and require management's most difficult, subjective or complex judgments.

Under generally accepted accounting principles in the United States, we make estimates and assumptions that impact the reported amounts of assets, liabilities, revenues, and expenses as well as the disclosure of contingent liabilities. We base estimates on past experience and on various other assumptions that are believed to be reasonable under the circumstances. Those estimates form the basis for making judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue is recognized when title of goods is transferred to the customer, as specified by the shipping terms. Products are generally sold with no right of return except in the case of goods which do not meet product specifications or are damaged. We record estimated reductions to revenue for customer incentive offerings based upon each customer's redemption history. Should a greater proportion of customers redeem incentives than estimated, additional reductions to revenue may be required.

Inventories are generally valued at the lower of average cost (determined on a first-in, first-out basis) or market value and have been reduced by an allowance for obsolete product and packaging materials. The estimated allowance is based on a review of inventories on hand compared to estimated future usage and sales. If market conditions and actual demands are less favorable than projected, additional inventory write-downs may be required.

We review long-lived assets, including leasehold improvements and property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. Long-lived assets to be disposed of are reported at the lower of the carrying amount or fair value less the cost to sell.

Goodwill represents the excess of the cost of acquired businesses over the fair market value of their identifiable net assets. We conduct a goodwill impairment review during the fourth quarter of each fiscal year. The goodwill impairment tests require us to estimate the fair value of our businesses and certain assets and liabilities, for which we utilize valuation techniques such as EBITDA multiples and discounted cash flows based on projections. In our recent tests, we assumed EBITDA multiples of approximately 6 and discount rates of approximately 10.5%.

Pension assets and liabilities are determined on an actuarial basis and are affected by the estimated market-related value of plan assets; estimates of the expected return on plan assets, discount rates, and future salary increases; and other assumptions inherent in these valuations. We annually review the assumptions underlying the actuarial calculations and make changes to these assumptions, based on current market conditions and historical trends, as necessary. Actual changes in the fair market value of plan assets and differences between the actual return on plan assets and the expected return on plan assets will affect the amount of pension expense or income ultimately recognized. The other postretirement benefits liability is also determined on an actuarial basis and is affected by assumptions including the discount rate and expected trends in healthcare costs. Changes in the discount rate and differences between actual and expected healthcare costs will affect the recorded amount of other postretirement benefits expense. For both pensions and postretirement benefit calculations, the assumed discount rate is determined by projecting the plans' expected future benefit payments as defined for the projected benefit obligation or accumulated postretirement benefit obligation, discounting those expected payments using a theoretical zero-coupon spot yield curve derived from a universe of high-quality (rated Aa or better by Moody's Investor Service) corporate bonds as of the measurement date, and solving for the single equivalent discount rate that results in the same present value. A 1% decrease in the assumed discount rate (from 7.3% to 6.3%) would have increased the recorded benefit obligations at September 30, 2008 by approximately $20 million for pensions and approximately $15 million for other postretirement benefits. See Note 15 for more information about pension and other postretirement benefit assumptions.

Liabilities for workers' compensation claims and accrued healthcare costs (including a reserve for claims incurred but not yet reported) are estimated based on details of current claims, historical experience, and expected trends determined on an actuarial basis.

We account for stock-based compensation in accordance with FAS 123(R), Share-Based Payment. Under the fair value recognition provisions of this statement, share-based compensation cost is measured at the grant date based on the value of the award and is recognized as expense over the vesting period for awards expected to vest. Determining the fair value of share-based awards at the grant date requires judgment, including estimating the expected term, expected stock price volatility, risk-free interest rate, and expected dividends. In addition, judgment is required in estimating the amount of share-based awards that are expected to be forfeited before vesting. The original estimate of the grant date fair value is not subsequently revised unless the awards are modified, but the estimate of expected forfeitures is revised throughout the vesting period and the cumulative stock-based compensation cost recognized is adjusted accordingly. See Note 17 for more information about stock-based compensation and our related estimates.

We account for our investment in Vail Resorts, Inc using the equity method of accounting. The equity method is generally applied to investments that represent 20% to 50% ownership of the common stock of the affiliate. While our ownership percentage is slightly less than 20%, generally accepted accounting principles requires use of the equity method when an investor corporation can exercise significant influence over the operations and financial policies of the investee corporation. As two of the Company's directors currently serve as directors of Vail, significant influence is established. Since the equity method is used, the forward sale contracts related to shares of

Vail common stock do not qualify for hedge accounting and any gains or losses on the contracts are immediately recognized in earnings. The contracts are marked to fair value based on the Black-Scholes valuation model. Key assumptions used in the valuation include the Vail stock price, expected stock price volatility, and the risk-free interest rate. See Note 7 for more information about the Vail forward sale contracts.

We estimate income tax expense based on taxes in each jurisdiction, including (effective November 15, 2005) Canada. We estimate current tax exposures together with temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These temporary differences result in deferred tax assets and liabilities. We believe that sufficient income will be generated in the future to realize the benefit of most of our deferred tax assets. Where there is not sufficient evidence that such income is likely to be generated, we establish a valuation allowance against the related deferred tax assets. We are subject to periodic audits by governmental tax authorities of our income tax returns. These audits generally include questions regarding our tax filing positions, including the amount and timing of deductions and the allocation of income among various tax jurisdictions. We evaluate our exposures associated with our tax filing positions, including state and local taxes, and record reserves for estimated exposures. As of the end of fiscal 2008, three years (2005, 2006 and 2007) were subject to audit by the Internal Revenue Service.

## ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

### Commodity Price Risk

In the ordinary course of business, the Company is exposed to commodity price risks relating to the acquisition of raw materials and fuels. Ralcorp utilizes derivative financial instruments, including futures contracts, options and swaps, to manage certain of these exposures when it is practical to do so. As of September 30, 2008, a hypothetical 10% adverse change in the market price of the Company's principal hedged commodities, including wheat, linerboard, soybean oil, corn, and natural gas, would have decreased the fair value of the Company's commodity-related derivatives portfolio by approximately $3.8 million. As of September 30, 2007, a hypothetical 10% adverse change in the market price of the Company's principal hedged commodities, including linerboard, wheat, natural gas, and heating oil, would have decreased the fair value of the Company's commodity-related derivatives portfolio by approximately $14.2 million. This volatility analysis ignores changes in the exposures inherent in the underlying hedged transactions. Because the Company does not hold or trade derivatives for speculation or profit, all changes in derivative values are effectively offset by corresponding changes in the underlying exposures. For more information, see Note 1 and Note 12 to the financial statements included in Item 8.

### Interest Rate Risk

The Company has interest rate risk related to its debt. Changes in interest rates impact fixed and variable rate debt differently. For fixed rate debt, a change in interest rates will only impact the fair value of the debt, whereas a change in the interest rates on variable rate debt will impact interest expense and cash flows. At September 30, 2008, Ralcorp's financing arrangements included $1,220.8 million of fixed rate debt and $448.0 million of variable rate debt. However, in December 2004, $100 million of the variable rate debt was effectively fixed at 4.76% through December 2009 with an interest rate swap contract.

As of September 30, 2008 and 2007, the fair value of the Company's fixed rate debt was approximately $1,122.6 million and $608.9 million, respectively, based on the discounted amount of future cash flows using Ralcorp's incremental rate of borrowing for similar debt. A hypothetical 10% decrease in interest rates would increase the fair value of the fixed rate debt by approximately $56.8 million.

With respect to variable rate debt, including the effect of the interest rate swap, a hypothetical 10% change in interest rates would not have had a material impact on the Company's reported net earnings or cash flows in fiscal 2008 or 2007.

The fair value of the interest rate swap contract was a negative $1.0 million at September 30, 2008. A hypothetical 10% decrease in expected future interest rates would reduce that fair value by $1.1 million.

For more information, see Note 1, Note 12, and Note 13 to the financial statements included in Item 8.

### Foreign Currency Risk

The Company has foreign currency exchange rate risk related to its Canadian subsidiaries, whose functional currency is the Canadian dollar. While nearly all of those subsidiaries' cash outflows are denominated and paid in Canadian dollars, most of their cash inflows are denominated and received in U.S. dollars. The Company uses foreign exchange forward contracts to hedge the risk of fluctuations in future cash flows and earnings related to fluctuations in the exchange rate between the Canadian dollar and U.S. dollar. A hedging offset is accomplished because the gain or loss on the forward contracts occurs on or near the date of the anticipated transactions. As of September 30, 2008, the Company held foreign exchange forward contracts with a total notional amount of $31 million and a fair value of negative $1.1 million. A hypothetical 10% increase in the expected CAD-USD exchange rates would have reduced that fair value by $3.2 million. As of September 30, 2007, the Company held foreign exchange forward contracts with a total notional amount of $13 million and a fair value of $1.3 million. A hypothetical 10% increase in the expected CAD-USD exchange rates would have reduced that fair value by $1.3 million. For more information, see Note 1 and Note 12 to the financial statements included in Item 8.

### Equity Price Risk

The Company has equity price risk related to its investment in Vail Resorts, Inc. To limit the risk of a significant decline in the market price of Vail stock, the Company entered into forward sale contracts which include price collars. At the maturity dates in the contracts, we can deliver a variable number of shares of Vail stock to the counterparty or settle the contracts with cash. The number of shares (or amount of cash) to be delivered will depend upon the market price of Vail shares at the settlement dates. A summary of terms for contracts held at September 30, 2008 are included in a table under "LIQUIDITY AND CAPITAL RESOURCES" in Item 7. Because Ralcorp accounts for its investment in Vail Resorts using the equity method, it is currently precluded from using hedge accounting under FAS 133 for these contracts. Accordingly, it must report changes to the fair value of these contracts within the statement of earnings. These gains or losses have no impact on current cash flows. The fair value of the contracts is dependent on several variables including the market price of Vail stock, estimated future Vail stock price volatility, interest rates, and the time remaining to the contract maturity dates. As of September 30, 2008, a hypothetical 10% increase in the Vail stock price would have increased the fair value of the total contract liability by approximately $12.7 million, holding all other variables constant. As of September 30, 2007, a hypothetical 10% increase in the Vail stock price would have increased the fair value of the total contract liability by approximately $27.6 million, holding all other variables constant. For more information, see Note 5 and Note 6 to the financial statements included in Item 8, along with related discussions under "LIQUIDITY AND CAPITAL RESOURCES" in Item 7.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### REPORT OF MANAGEMENT RESPONSIBILITIES

Management of Ralcorp Holdings, Inc. is responsible for the fairness and accuracy of the consolidated financial statements. The statements have been prepared in accordance with accounting principles generally accepted in the United States, and in the opinion of management, the financial statements present fairly the Company's financial position, results of operations and cash flows.

Management has established and maintains accounting and internal control systems that it believes are adequate to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition and that the financial records are reliable for preparing financial statements. The selection and training of qualified personnel, the establishment and communication of accounting and administrative policies and procedures and our Standards of Business Conduct for Officers and Employees are important elements of these control systems. We maintain a strong internal audit program that independently evaluates the adequacy and effectiveness of internal controls. Appropriate actions are taken by management to correct any control weaknesses identified in the audit process.

The Board of Directors, through its Audit Committee consisting solely of independent directors, meets periodically with management and the independent registered public accounting firm to discuss internal control, auditing and financial reporting matters. To ensure independence, PricewaterhouseCoopers LLP has direct access to the Audit Committee.

The Audit Committee reviewed and approved the Company's annual financial statements and recommended to the full Board of Directors that they be included in the Annual Report.

### MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Ralcorp Holdings, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Securities Exchange Act of 1934. Under the supervision and with the participation of management, including the Co-Chief Executive Officers and Controller and Chief Accounting Officer, we conducted an evaluation of the effectiveness of our internal controls over financial reporting based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation under this framework, management concluded that our internal control over financial reporting was effective as of September 30, 2008 at the reasonable assurance level. We have excluded Post Foods from the assessment of internal control over financial reporting as of September 30, 2008 because it was acquired by the Company in purchase business combinations during 2008. Post Foods assets and revenues represented 66% and 6%, respectively, of the related consolidated financial statement amounts as of and for the year ended September 30, 2008. The effectiveness of our internal control over financial reporting as of September 30, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report (on the following page).

| /s/ KEVIN J. HUNT | /s/ DAVID P. SKARIE | /s/ THOMAS G. GRANNEMAN |
|---|---|---|
| Kevin J. Hunt<br>Co-Chief Executive Officer | David P. Skarie<br>Co-Chief Executive Officer | Thomas G. Granneman<br>Controller and Chief Accounting Officer |

December 1, 2008



Form 10-K

## RALCORP HOLDINGS, INC.

## CONSOLIDATED STATEMENTS OF EARNINGS

### (Dollars in millions except per share data, shares in thousands)

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| **Net Sales** | $ 2,824.4 | $ 2,233.4 | $ 1,850.2 |
| Cost of products sold | (2,318.1) | (1,819.2) | (1,497.2) |
| **Gross Profit** | 506.3 | 414.2 | 353.0 |
| Selling, general and administrative expenses | (328.4) | (252.8) | (226.4) |
| Interest expense, net | (54.6) | (42.3) | (28.1) |
| Gain (loss) on forward sale contracts | 111.8 | (87.7) | (9.8) |
| Gain on sale of securities | 7.1 | - | 2.6 |
| Restructuring charges | (1.7) | (.9) | (.1) |
| **Earnings before Income Taxes and Equity Earnings** | 240.5 | 30.5 | 91.2 |
| Income taxes | (86.7) | (7.5) | (29.9) |
| **Earnings before Equity Earnings** | 153.8 | 23.0 | 61.3 |
| Equity in earnings of Vail Resorts, Inc., net of related deferred income taxes | 14.0 | 8.9 | 7.0 |
| **Net Earnings** | $ 167.8 | $ 31.9 | $ 68.3 |
| **Basic Earnings per Share** | $ 5.51 | $ 1.20 | $ 2.46 |
| **Diluted Earnings per Share** | $ 5.38 | $ 1.17 | $ 2.41 |
| **Weighted Average Shares for Basic Earnings per Share** | 30,321 | 26,382 | 27,663 |
| Dilutive effect of: | | | |
| Stock options | 560 | 562 | 502 |
| Restricted stock awards | 98 | 39 | 39 |
| Stock appreciation rights | 89 | 67 | - |
| **Weighted Average Shares for Diluted Earnings per Share** | 31,068 | 27,050 | 28,204 |

See accompanying Notes to Consolidated Financial Statements.

Form 10-K

## RALCORP HOLDINGS, INC.

## CONSOLIDATED BALANCE SHEETS

**(In millions except share and per share data)**

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| **Assets** | | |
| Current Assets | | |
| Cash and cash equivalents | $ 14.1 | $ 9.9 |
| Marketable securities | 9.2 | 6.9 |
| Investment in Ralcorp Receivables Corporation | 56.5 | 55.3 |
| Receivables, net | 160.1 | 89.1 |
| Due from Kraft Foods Inc. | 49.0 | - |
| Inventories | 337.0 | 227.1 |
| Deferred income taxes | 16.5 | - |
| Prepaid expenses and other current assets | 5.4 | 10.4 |
| Total Current Assets | 647.8 | 398.7 |
| Investment in Vail Resorts, Inc. | 126.0 | 110.9 |
| Property, Net | 903.1 | 460.6 |
| Goodwill | 2,454.3 | 569.3 |
| Other Intangible Assets, Net | 1,189.5 | 270.5 |
| Other Assets | 23.2 | 43.1 |
| Total Assets | $ 5,343.9 | $ 1,853.1 |
| **Liabilities and Shareholders' Equity** | | |
| Current Liabilities | | |
| Accounts and notes payable | $ 204.7 | $ 150.8 |
| Deferred income taxes | - | 5.2 |
| Other current liabilities | 187.2 | 67.5 |
| Total Current Liabilities | 391.9 | 223.5 |
| Long-term Debt | 1,668.8 | 763.6 |
| Deferred Income Taxes | 601.6 | 39.9 |
| Other Liabilities | 270.1 | 342.7 |
| Total Liabilities | 2,932.4 | 1,369.7 |
| Commitments and Contingencies | | |
| Shareholders' Equity | | |
| Common stock, par value $.01 per share | | |
| Authorized: 300,000,000 shares | | |
| Issued: 63,476,635 and 33,011,317 shares, respectively | .6 | .3 |
| Additional paid-in capital | 1,919.6 | 121.6 |
| Common stock in treasury, at cost (7,195,555 and 7,242,196 shares, respectively) | (257.3) | (256.9) |
| Retained earnings | 768.9 | 601.1 |
| Accumulated other comprehensive (loss) income | (20.3) | 17.3 |
| Total Shareholders' Equity | 2,411.5 | 483.4 |
| Total Liabilities and Shareholders' Equity | $ 5,343.9 | $ 1,853.1 |

See accompanying Notes to Consolidated Financial Statements.

# RALCORP HOLDINGS, INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS

**(In millions)**

| | Year Ended September 30, | | |
|---|---|---|---|
| | 2008 | 2007 | 2006 |
| **Cash Flows from Operating Activities** | | | |
| Net earnings | $ 167.8 | $ 31.9 | $ 68.3 |
| Adjustments to reconcile net earnings to net cash flow provided by operating activities: | | | |
| Depreciation and amortization | 99.5 | 82.4 | 66.8 |
| Sale of receivables, net | 4.2 | 45.8 | (49.0) |
| Contributions to qualified pension plan | - | - | (25.0) |
| Equity in earnings of Vail Resorts, Inc. | (21.7) | (13.7) | (10.8) |
| (Gain) loss on forward sale contracts | (111.8) | 87.7 | 9.8 |
| Deferred income taxes | 13.1 | (33.0) | 6.5 |
| Stock-based compensation expense | 11.5 | 8.2 | 5.7 |
| Gain on sale of securities | (7.1) | - | (2.6) |
| Other changes in current assets and liabilities, net of effects of business acquisitions: | | | |
| (Increase) decrease in receivables | (86.4) | 15.5 | (21.1) |
| Increase in due from Kraft Foods Inc. | (49.0) | - | - |
| Increase in inventories | (6.6) | (14.7) | (6.9) |
| Decrease (increase) in prepaid expenses and other current assets | 5.0 | (2.2) | (3.0) |
| Increase (decrease) in accounts payable and other current liabilities | 115.4 | (2.3) | 2.8 |
| Other, net | (1.9) | 12.7 | 13.7 |
| Net Cash Provided by Operating Activities | 132.0 | 218.3 | 55.2 |
| **Cash Flows from Investing Activities** | | | |
| Business acquisitions, net of cash acquired | (20.3) | (331.9) | (110.1) |
| Additions to property and intangible assets | (62.5) | (51.7) | (58.1) |
| Proceeds from sale of property | .2 | .2 | 2.2 |
| Purchases of securities | (38.8) | (8.9) | (1.3) |
| Proceeds from sale or maturity of securities | 50.4 | 4.8 | 2.7 |
| Net Cash Used by Investing Activities | (71.0) | (387.5) | (164.6) |
| **Cash Flows from Financing Activities** | | | |
| Proceeds from issuance of long-term debt | - | 200.0 | 275.0 |
| Repayment of long-term debt | (39.7) | (29.0) | (100.0) |
| Net (repayments) borrowings under credit arrangements | (20.0) | 40.0 | (44.6) |
| Advance proceeds from forward sale of investment | - | 29.5 | 110.5 |
| Purchase of treasury stock | (5.6) | (78.8) | (134.9) |
| Proceeds and tax benefits from exercise of stock options | 3.9 | 5.5 | 11.9 |
| Change in book cash overdrafts | 4.5 | (7.2) | 4.4 |
| Other, net | .1 | - | - |
| Net Cash (Used) Provided by Financing Activities | (56.8) | 160.0 | 122.3 |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | 4.2 | (9.2) | 12.9 |
| Cash and Cash Equivalents, Beginning of Year | 9.9 | 19.1 | 6.2 |
| **Cash and Cash Equivalents, End of Year** | $ 14.1 | $ 9.9 | $ 19.1 |

See accompanying Notes to Consolidated Financial Statements.

RALCORP HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(Dollars in millions except per share data, shares in thousands)

| | Common Stock | Additional Paid-In Capital | Common Stock in Treasury | Retained Earnings | Accum. Other Comprehensive Income (Loss) | Total |
|---|---|---|---|---|---|---|
| **Balance, September 30, 2005** | $ .3 | $ 115.6 | $ (65.8) | $ 500.9 | $ (32.7) | $ 518.3 |
| Net earnings | | | | 68.3 | | 68.3 |
| Minimum pension liability adjustment, net of $1.2 tax expense | | | | | 3.4 | 3.4 |
| Cash flow hedging adjustments, net of $1.0 tax expense | | | | | 1.7 | 1.7 |
| Foreign currency translation adjustment, net of $2.2 tax expense | | | | | 3.9 | 3.9 |
| Comprehensive income | | | | | | 77.3 |
| Stock purchased (3,422 shares) | | | (134.9) | | | (134.9) |
| Stock options & stock appreciation rights exercised (421 shares) | | (2.2) | 12.4 | | | 10.2 |
| Restricted stock issued (9 shares) | | (.2) | .2 | | | - |
| Stock-based compensation expense | | 5.7 | | | | 5.7 |
| Activity under deferred compensation plans (13 shares) | | (.6) | .4 | | | (.2) |
| **Balance, September 30, 2006** | $ .3 | $ 118.3 | $ (187.7) | $ 569.2 | $ (23.7) | $ 476.4 |
| Net earnings | | | | 31.9 | | 31.9 |
| Minimum pension liability adjustment, net of $16.7 tax expense | | | | | 28.9 | 28.9 |
| Cash flow hedging adjustments, net of $10.5 tax expense | | | | | 17.7 | 17.7 |
| Foreign currency translation adjustment, net of $2.2 tax benefit | | | | | 14.6 | 14.6 |
| Comprehensive income | | | | | | 93.1 |
| Adjustment to initially apply FAS 158, net of $12.1 tax benefit | | | | | (20.2) | (20.2) |
| Stock purchased (1,382 shares) | | | (78.8) | | | (78.8) |
| Stock options & stock appreciation rights exercised (154 shares) | | .2 | 4.8 | | | 5.0 |
| Restricted stock issued (142 shares) | | (4.4) | 4.4 | | | - |
| Stock-based compensation expense | | 8.2 | | | | 8.2 |
| Activity under deferred compensation plans (15 shares) | | (.7) | .4 | | | (.3) |
| **Balance, September 30, 2007** | $ .3 | $ 121.6 | $ (256.9) | $ 601.1 | $ 17.3 | $ 483.4 |
| Net earnings | | | | 167.8 | | 167.8 |
| Benefit plan adjustment, net of $.9 tax expense | | | | | 1.3 | 1.3 |
| Cash flow hedging adjustments, net of $18.4 tax benefit | | | | | (31.5) | (31.5) |
| Foreign currency translation adjustment | | | | | (7.4) | (7.4) |
| Comprehensive income | | | | | | 130.2 |
| Common stock issued (30,466 shares) | .3 | 1,788.1 | | | | 1,788.4 |
| Stock purchased (100 shares) | | | (5.6) | | | (5.6) |
| Stock options & stock appreciation rights exercised (100 shares) | | .4 | 3.5 | | | 3.9 |
| Restricted stock issued (30 shares) | | (1.1) | 1.1 | | | - |
| Stock-based compensation expense | | 11.4 | | | | 11.4 |
| Activity under deferred compensation plans (16 shares) | | (.8) | .6 | | | (.2) |
| **Balance, September 30, 2008** | $ .6 | $ 1,919.6 | $ (257.3) | $ 768.9 | $ (20.3) | $2,411.5 |

See accompanying Notes to Consolidated Financial Statements.

RALCORP HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions except per share data)

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Basis of Consolidation*** – The financial statements are presented on a consolidated basis and include the accounts of Ralcorp and its majority-owned subsidiaries, except Ralcorp Receivables Corporation (see Note 10). All significant intercompany transactions have been eliminated. The Company's investment in Vail Resorts, Inc. is presented on the equity basis (see Note 5).

***Estimates*** – The financial statements have been prepared in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates and assumptions.

***Cash Equivalents*** include all highly liquid investments with original maturities of less than three months.

***Receivables*** are reported at net realizable value. This value includes appropriate allowances for doubtful accounts, cash discounts, and other amounts which the Company does not ultimately expect to collect. The Company calculates the allowance for doubtful accounts based on historical losses and the economic status of, and its relationship with, its customers, especially those identified as "at risk." A receivable is considered past due if payments have not been received within the agreed upon invoice terms. Receivables are written off against the allowance when the customer files for bankruptcy protection or is otherwise deemed to be uncollectible based upon the Company's evaluation of the customer's solvency. Refer to Note 9, Note 10, and Note 11 for more information about receivables and the allowance for doubtful accounts.

***Inventories*** are generally valued at the lower of average cost (determined on a first-in, first-out basis) or market. Reported amounts have been reduced by an allowance for obsolete product and packaging materials based on a review of inventories on hand compared to estimated future usage and sales (see Note 9 and Note 11).

***Derivative Financial Instruments and Hedging*** – In the ordinary course of business, the Company is exposed to commodity price risks relating to the acquisition of raw materials and supplies, interest rate risks relating to debt, and foreign currency exchange rate risks. Authorized individuals within the Company may utilize derivative financial instruments, including (but not limited to) futures contracts, option contracts, forward contracts and swaps, to manage certain of these exposures by hedging when it is practical to do so. The terms of these instruments generally do not exceed eighteen months for commodities, five years for interest rates, and two years for foreign currency. The Company is not permitted to engage in speculative or leveraged transactions and will not hold or issue financial instruments for trading purposes. Hedge accounting is only applied when the derivative is deemed to be highly effective at offsetting changes in fair values or anticipated cash flows of the hedged item or transaction. Earnings impacts for all designated hedges are reported in the statement of earnings within the same line item as the gain or loss on the item being hedged. Since the hedging activities relate to operations, related cash flows are included in the statement of cash flows in cash flows from operating activities. For a fair value hedge of a recognized asset or liability or unrecognized firm commitment, the entire change in fair value of the derivative is recorded in earnings as incurred. For a cash flow hedge of an anticipated transaction, the ineffective portion of the change in fair value of the derivative is recorded in earnings as incurred, whereas the effective portion is deferred in accumulated other comprehensive income in the balance sheet until the transaction is realized, at which time any deferred hedging gains or losses are recorded in earnings. For more information about our hedging activities, see Note 12.

***Property*** is recorded at cost, and depreciation expense is generally provided on a straight-line basis over the estimated useful lives of the properties. Estimated useful lives range from 3 to 15 years for machinery and equipment and 10 to 50 years for buildings and leasehold improvements. Total depreciation expense was $70.3, $58.7, and $53.4 in fiscal 2008, 2007, and 2006, respectively. Repair and maintenance costs incurred in connection with planned major maintenance activities are accounted for under the direct expensing method. At September 30, property consisted of:

| | 2008 | 2007 |
|---|---|---|
| Land | $ 26.9 | $ 14.2 |
| Buildings and leasehold improvements | 266.5 | 149.1 |
| Machinery and equipment | 996.0 | 663.1 |
| Construction in progress | 60.9 | 21.3 |
| | 1,350.3 | 847.7 |
| Accumulated depreciation | (447.2) | (387.1) |
| | $ 903.1 | $ 460.6 |

***Other Intangible Assets*** consist of computer software purchased or developed for internal use and customer relationships, trademarks, computer software, and miscellaneous intangibles acquired in business combinations (see Note 2). Amortization expense related to intangible assets, which is provided on a straight-line basis over the estimated useful lives of the assets, was $29.2, $23.7, and $13.4 in fiscal 2008, 2007, and 2006, respectively. For the intangible assets recorded as of September 30, 2008, amortization expense of $37.2, $35.2, $32.8, $32.5, and $31.4 is scheduled for fiscal 2009, 2010, 2011, 2012, and 2013, respectively. Other intangible assets consisted of:

| | September 30, 2008 | | | September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Carrying Amount | Accum. Amort. | Net Amount | Carrying Amount | Accum. Amort. | Net Amount |
| Computer software | $ 34.7 | $ (24.2) | $ 10.5 | $ 45.2 | $ (32.0) | $ 13.2 |
| Customer relationships | 422.2 | (54.4) | 367.8 | 262.9 | (34.0) | 228.9 |
| Trademarks/brands | 808.4 | (6.3) | 802.1 | 20.2 | (4.1) | 16.1 |
| Other | 13.1 | (4.0) | 9.1 | 14.0 | (1.7) | 12.3 |
| | $ 1,278.4 | $ (88.9) | $ 1,189.5 | $ 342.3 | $ (71.8) | $ 270.5 |

***Recoverability of Assets*** – The Company continually evaluates whether events or circumstances have occurred which might impair the recoverability of the carrying value of its assets, including property, identifiable intangibles, goodwill, and investment in Ralcorp Receivables Corporation. An asset is deemed impaired and written down to its fair value if estimated related future cash flows are less than its carrying amount.

***Investments*** – The Company funds a portion of its deferred compensation liability by investing in certain mutual funds in the same amounts as selected by the participating employees. Because management's intent is to invest in a manner that matches the deferral options chosen by the participants and those participants can elect to transfer amounts in or out of each of the designated deferral options at any time, these investments have been classified as trading assets and are stated at fair value in "Other Assets". Both realized and unrealized gains and losses on these assets are included in "Selling, general and administrative expenses" and offset the related change in the deferred compensation liability.

***Revenue*** is recognized when title of goods is transferred to the customer, as specified by the shipping terms. Net sales reflect gross sales, including amounts billed to customers for shipping and handling, less sales discounts and allowances. Products are generally sold with no right of return except in the case of goods which do not meet product specifications or are damaged. Estimated reductions to revenue for customer incentive offerings are based upon customers' redemption history.

***Cost of Products Sold*** includes, among other things, inbound and outbound freight costs and depreciation expense related to assets used in production, while storage and other warehousing costs are included in "Selling, general, and administrative expenses." Storage and other warehousing costs totaled $63.0, $57.3, and $57.3 in fiscal 2008, 2007, and 2006, respectively.

***Advertising, Repair, and Maintenance Costs*** are expensed as incurred.

Form 10-K

***Stock-based Compensation*** – On October 1, 2005, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), "Share-Based Payment" (FAS 123(R)), which replaces FAS 123 and supersedes APB Opinion No. 25. FAS 123(R) requires entities to recognize the cost of employee services received in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). The Company followed the nominal vesting period approach prior to October 1, 2005 (for pro forma disclosure purposes) and must continue following that approach for awards outstanding as of that date, but applies the non-substantive vesting period approach to new grants that have retirement eligibility provisions. See Note 17 for disclosures related to stock-based compensation.

***Income Tax Expense*** is estimated based on taxes in each jurisdiction and includes the effects of both current tax exposures and the temporary differences resulting from differing treatment of items for tax and financial reporting purposes. These temporary differences result in deferred tax assets and liabilities. A valuation allowance is established against the related deferred tax assets to the extent that it is not more likely than not that the future benefits will be realized. Reserves are recorded for estimated exposures associated with the Company's tax filing positions, which are subject to periodic audits by governmental taxing authorities. Interest due to an underpayment of income taxes is classified as income taxes. The Company considers the undistributed earnings of its foreign subsidiaries to be permanently invested, so no U.S. taxes have been provided for those earnings. See Note 4 for disclosures related to income taxes.

***Recently Issued Accounting Standards*** – Significant developments in accounting rules are discussed below.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes," in order to clarify the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, "Accounting for Income Taxes." It prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Ralcorp adopted FIN 48 on October 1, 2007, with no impact other than balance sheet classification.

In September 2006, the Financial Accounting Standards Board issued FAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans" an amendment of FASB Statements No. 87, 88, 106, and 132(R). This statement requires an entity to recognize the funded status of its defined benefit pension plans and other postretirement benefit plans on the balance sheet and to recognize changes in the funded status that arise during the period but are not recognized as components of net periodic benefit cost within other comprehensive income, net of income taxes. FAS 158 also requires measurement of the defined benefit plan assets and obligations as of the balance sheet date. Ralcorp has historically measured plan assets and obligations at the balance sheet date and will continue to do so. The Company adopted this Statement's recognition provisions at September 30, 2007, with no effect on reported net earnings or cash flows.

In September 2006, the FASB issued FAS 157, "Fair Value Measurements." This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement is effective as of the beginning of Ralcorp's 2009 fiscal year; however, FASB Staff Position (FSP) 157-2, issued in February 2008, permits a one-year deferral for non-financial assets and liabilities not recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). At this time, the Company has not completed its review and assessment of the impact of the adoption of this Statement.

In February 2007, the FASB issued FAS 159, "The Fair Value Option for Financial Assets and Financial Liabilities." This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. This Statement is effective as of the beginning of Ralcorp's 2009 fiscal year. At this time, the Company does not expect to elect the fair value option for any items.

In December 2007, the FASB issued FAS 141(R), "Business Combinations," which replaces FAS 141. This Statement establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of business combinations. This Statement is effective for acquisitions completed after the beginning of Ralcorp's 2010 fiscal year. At this time, the Company has not completed its review and assessment of the impact of the adoption of this statement.

In March 2008, the FASB issued FAS 161, "Disclosures about Derivative Instruments and Hedging Activities." This Statement changes the disclosure requirements for derivative instruments and hedging activities to include enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Statement is effective for Ralcorp beginning with its financial statements for March 31, 2009.

In April 2008, the FASB issued FSP 142-3, "Determination of the Useful Life of Intangible Assets," which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FAS 142, "Goodwill and Other Intangible Assets." This FSP will be effective for financial statements issued for Ralcorp's 2010 fiscal year. The FSP's guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date (October 1, 2009 for Ralcorp). The FSP's disclosure requirements must be applied prospectively to all intangible assets recognized as of, and subsequent to, the effective date.

In May 2008, the FASB issued FAS 162, "The Hierarchy of Generally Accepted Accounting Principles." The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. At this time, the Company does not expect this standard to have a material impact on its financial statements.

***Reclassifications*** – Certain prior years' amounts have been reclassified to conform to the current year's presentation.

## NOTE 2 – ACQUISITIONS AND GOODWILL

Each of the following acquisitions was accounted for using the purchase method of accounting, whereby the results of operations of each of the following acquisitions are included in the consolidated statements of earnings from the date of acquisition. The purchase price, including costs of acquisition, was allocated to acquired assets and liabilities based on their estimated fair values at the date of acquisition, and any excess was allocated to goodwill, as shown in the following table. For the fiscal 2008 acquisition of Post Foods, the allocation is subject to change pending the completion of certain valuations (primarily intangible assets and deferred tax assets and liabilities).

| | Post Foods | Pastries Plus | Bloomfield Bakers | Cottage Bakery | Parco | Western Waffles |
|---|---|---|---|---|---|---|
| Cash | $ 68.9 | $ - | $ 1.5 | $ .1 | $ - | $ 1.1 |
| Receivables | 2.6 | - | 12.8 | 8.5 | 2.1 | 5.7 |
| Inventories | 104.0 | .1 | 10.2 | 5.5 | 3.7 | 3.7 |
| Other current assets | - | - | .5 | .4 | .1 | .5 |
| Property | 457.5 | .8 | 25.6 | 39.1 | 6.2 | 33.2 |
| Goodwill | 1,875.7 | 10.6 | 47.3 | 57.6 | 13.1 | 33.4 |
| Other intangible assets | 956.5 | - | 55.4 | 83.5 | 4.2 | 24.0 |
| Other assets | - | - | .2 | 15.2 | 1.9 | - |
| Total assets acquired | 3,465.2 | 11.5 | 153.5 | 209.9 | 31.3 | 101.6 |
| Accounts payable | - | - | (13.7) | (11.0) | (3.0) | (5.0) |
| Other current liabilities | (10.6) | (.7) | (1.4) | (3.2) | (3.6) | (3.8) |
| Long-term debt | (964.5) | - | - | - | - | - |
| Deferred income taxes | (525.9) | - | - | 5.0 | - | - |
| Other liabilities | (76.7) | (.4) | (.8) | (15.2) | - | (6.5) |
| Total liabilities assumed | (1,577.7) | (1.1) | (15.9) | (24.4) | (6.6) | (15.3) |
| Net assets acquired | $ 1,887.5 | $ 10.4 | $ 137.6 | $ 185.5 | $ 24.7 | $ 86.3 |

### *Fiscal 2008*

On August 4, 2008, the Company acquired Post Foods from Kraft Foods Inc. Ralcorp issued 30,465,318 shares of its common stock and assumed $964.5 of debt. For accounting purposes, the market price of the shares was assumed to be $58.70 per share, which was the average daily closing market price for three business days before and after the announcement of the acquisition (November 15, 2007). Post Foods, which was included in the Cereals, Crackers & Cookies segment, is the third-largest branded ready-to-eat cereal manufacturer in the U.S. with over 100

years of history in the industry. Post Foods operates 4 manufacturing facilities in Battle Creek, MI, Modesto, CA, Jonesboro, AR, and Niagara Falls, ON (Canada). The assigned goodwill is not deductible for tax purposes. The allocation included $699.2 of brand related intangibles assigned indefinite useful lives as well as $257.3 of customer relationships, brand related intangibles, and other intangibles subject to amortization over a weighted average amortization period of approximately 20 years. Finished goods inventory acquired in the acquisition was valued essentially as if Ralcorp were a distributor purchasing the inventory. This resulted in a one-time allocation of purchase price to acquired inventory which was $23.4 higher than the historical manufacturing cost of the inventory. Inventory value and cost of products sold were based on post-acquisition production costs for all product manufactured after the acquisition date. All of the $23.4 inventory valuation adjustment was recognized in cost of products sold during fiscal 2008. The Company is also incurring significant costs related to the transitioning of Post Foods into Ralcorp operations. The Company expects these costs to continue through fiscal 2009.

***Fiscal 2007***

On August 14, 2007, the Company acquired certain assets and lease obligations of Pastries Plus of Utah, Inc. in a cash transaction. Pastries Plus was a competing manufacturer of branded and private label thaw-and-sell cookies with annual gross sales of approximately $10. The business was integrated into the Lofthouse operations of the Frozen Bakery Products segment. The assigned goodwill is deductible for tax purposes. As of September 30, 2007, an estimate of $1.0 for other intangibles subject to amortization over a weighted average amortization period of approximately 10 years was established. A fiscal 2008 analysis determined their value to be zero and the amount was reclassified to goodwill.

On March 16, 2007, the Company acquired Bloomfield Bakers and its affiliate, Lovin Oven L.L.C., in a cash transaction. Bloomfield Bakers, which has become a part of Ralcorp's Ralston Foods business unit, is a leading manufacturer of nutritional and cereal bars and natural and organic specialty cookies, crackers, and cereals. The acquired business, which had net sales of $188 for its fiscal year ended December 31, 2006, operates two leased manufacturing facilities in Azusa and Los Alamitos, CA and employs approximately 500 people. The assigned goodwill is deductible for tax purposes. The allocation included $55.4 of customer relationships and other intangibles subject to amortization over a weighted average amortization period of approximately 8 years.

On November 10, 2006, the Company acquired Cottage Bakery, Inc. in a cash transaction. Cottage Bakery, a leading manufacturer of frozen par-baked breads and frozen dough sold in the retail and foodservice channels, operates one manufacturing facility in Lodi, CA and employs approximately 690 people. For its fiscal year ended June 30, 2006, Cottage Bakery had gross sales of approximately $125. The acquired business, which enhanced Ralcorp's existing frozen bakery offerings, is reported within the Frozen Bakery Products segment. The assigned goodwill is not deductible for tax purposes. The allocation included $83.5 of customer relationships and other intangibles subject to amortization over a weighted average amortization period of approximately 14 years.

***Fiscal 2006***

On February 7, 2006, the Company completed the purchase of Parco Foods, L.L.C., a manufacturer of high quality cookies for sale primarily in the in-store bakery channel. Parco Foods had net sales of approximately $50 for the year ended December 25, 2005. The Parco business is reported as part of Ralcorp's Frozen Bakery Products segment and enhanced the segment's existing in-store bakery cookie offerings. The assigned goodwill is deductible for tax purposes. The allocation included $3.0 of customer relationships and $1.2 for a trademark, subject to amortization over an estimated amortization period of approximately 10 years.

On November 15, 2005, the Company completed the purchase of Western Waffles, Ltd., a Canadian manufacturer of private label frozen griddle products with three manufacturing facilities, approximately 370 employees, and annual net sales of approximately $75. The Western Waffles business launched Ralcorp into the private label frozen griddle products category. The Western Waffles business is reported as part of the Frozen Bakery Products segment. The assigned goodwill is not deductible for tax purposes. The allocation included $24.0 of customer relationships subject to amortization over an estimated amortization period of approximately 15 years.

### *Pro Forma Information*

The following unaudited pro forma information shows Ralcorp's results of operations as if the fiscal 2008 and 2007 business combinations had been completed as of the beginning of each period presented. These pro forma results may not necessarily reflect the actual results of operations that would have been achieved, nor are they necessarily indicative of future results of operations.

| | 2008 | 2007 |
|---|---|---|
| Net sales | $ 3,758.8 | $ 3,435.3 |
| Net earnings | 253.4 | 103.3 |
| Basic earnings per share | 4.45 | 1.81 |
| Diluted earnings per share | 4.45 | 1.79 |

### *Goodwill*

The changes in the carrying amount of goodwill by reportable segment (see Note 18) were as follows:

| | Cereals, Crackers & Cookies | Frozen Bakery Products | Dressings, Syrups, Jellies & Sauces | Snack Nuts & Candy | Total |
|---|---|---|---|---|---|
| Balance, September 30, 2006 | $ 84.9 | $ 281.8 | $ 38.8 | $ 54.5 | $ 460.0 |
| Goodwill acquired | 40.1 | 63.1 | - | - | 103.2 |
| Purchase price allocation adjustment | - | 1.7 | - | - | 1.7 |
| Currency translation adjustment | - | 4.4 | - | - | 4.4 |
| Balance, September 30, 2007 | $ 125.0 | $ 351.0 | $ 38.8 | $ 54.5 | $ 569.3 |
| Goodwill acquired | 1,875.7 | - | - | - | 1,875.7 |
| Purchase price allocation adjustment | 7.1 | 4.9 | - | - | 12.0 |
| Currency translation adjustment | - | (2.7) | - | - | (2.7) |
| Balance, September 30, 2008 | $ 2,007.8 | $ 353.2 | $ 38.8 | $ 54.5 | $ 2,454.3 |

## NOTE 3 – RESTRUCTURING CHARGES

In fiscal 2008, the Company closed its plant in Billerica, MA, and transferred the production to other facilities within the Snack Nuts & Candy segment. In addition to employee termination benefits for approximately 90 employees, charges for this project included a write-off of abandoned property.

In fiscal 2007, the Company closed its plant in Blue Island, IL, terminating 86 employees, and moved production to other facilities within the Frozen Bakery Products segment. In addition to employee termination benefits, charges for this project included costs to clean up the facility and a charge to write-off remaining inventories.

In fiscal 2005, the Company closed its plant in City of Industry, CA, and transferred much of the production to other facilities within the Dressings, Syrups, Jellies & Sauces segment. In addition to employee termination benefits for 65 employees, charges for this project included costs to clean up the facility, a charge to write off remaining inventories, and (in 2006) a $.1 accrual of the remaining lease payment obligations.

There were no restructuring reserves at September 30, 2008 or 2007. The following table details the amounts included in the statements of earnings as "Restructuring charges" for fiscal 2008, 2007, and 2006, along with the corresponding cumulative charges for these restructuring projects through September 30, 2008. No significant future charges are expected for any of these projects.

| | 2008 | 2007 | 2006 | Cumulative |
|---|---|---|---|---|
| Billerica - Employee termination benefits | $ 1.1 | $ - | $ - | $ 1.1 |
| Billerica - Write-off of abandoned property | .3 | - | - | .3 |
| Blue Island - Employee termination benefits | - | .7 | - | .7 |
| Blue Island - Other associated charges | .3 | .2 | - | .5 |
| City of Industry - Employee termination benefits | - | - | - | .6 |
| City of Industry - Other associated charges | - | - | .1 | .7 |
| | $ 1.7 | $ .9 | $ .1 | $ 3.9 |

## NOTE 4 – INCOME TAXES

The provision for income taxes consisted of the following:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Current: | | | |
| Federal | $ 57.1 | $ 40.9 | $ 25.9 |
| State | 7.1 | 2.8 | 1.9 |
| Foreign | .1 | 1.6 | (.6) |
| | 64.3 | 45.3 | 27.2 |
| Deferred: | | | |
| Federal | 22.0 | (34.0) | 1.9 |
| State | 3.5 | (3.0) | (1.4) |
| Foreign | (3.1) | (.8) | 2.2 |
| | 22.4 | (37.8) | 2.7 |
| Income taxes | 86.7 | 7.5 | 29.9 |
| Deferred income taxes on equity earnings | 7.7 | 4.8 | 3.8 |
| Total provision for income taxes | $ 94.4 | $ 12.3 | $ 33.7 |

A reconciliation of income taxes with amounts computed at the statutory federal rate follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Computed tax at federal statutory rate (35%) | $ 91.7 | $ 15.7 | $ 35.7 |
| State income taxes, net of federal tax benefit | 7.9 | .1 | .3 |
| Domestic production activities deduction | (2.8) | (1.1) | (.9) |
| Benefit of foreign tax jurisdictions | (2.0) | (.5) | (1.2) |
| Adjustments to reserve for uncertain tax positions | (.2) | (1.9) | (1.2) |
| Other, net (none in excess of 5% of computed tax) | (.2) | - | 1.0 |
| | $ 94.4 | $ 12.3 | $ 33.7 |

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets (liabilities) were as follows:

| | September 30, 2008 | | | September 30, 2007 | | |
|---|---|---|---|---|---|---|
| | Assets | Liabilities | Net | Assets | Liabilities | Net |
| Current: | | | | | | |
| Accrued liabilities | $ 9.2 | $ - | $ 9.2 | $ 4.6 | $ - | $ 4.6 |
| Inventories | 6.4 | - | 6.4 | - | (10.1) | (10.1) |
| Other items | .9 | - | .9 | .3 | - | .3 |
| | 16.5 | - | 16.5 | 4.9 | (10.1) | (5.2) |
| Noncurrent: | | | | | | |
| Property | - | (223.8) | (223.8) | - | (42.1) | (42.1) |
| Intangible assets | - | (414.4) | (414.4) | - | (43.9) | (43.9) |
| Equity investment in Vail | - | (39.0) | (39.0) | - | (32.5) | (32.5) |
| Forward sale contracts | 2.0 | - | 2.0 | 40.9 | - | 40.9 |
| Pension | 6.4 | - | 6.4 | 2.9 | - | 2.9 |
| Other postretirement benefits | 32.9 | - | 32.9 | 6.8 | - | 6.8 |
| Deferred compensation | 10.4 | - | 10.4 | 16.4 | - | 16.4 |
| Insurance reserves | 8.1 | - | 8.1 | 5.4 | - | 5.4 |
| State NOL and tax credit carryforwards | 8.4 | - | 8.4 | 3.5 | - | 3.5 |
| Other items | 11.7 | (.6) | 11.1 | 5.4 | - | 5.4 |
| | 79.9 | (677.8) | (597.9) | 81.3 | (118.5) | (37.2) |
| Total deferred taxes | 96.4 | (677.8) | (581.4) | 86.2 | (128.6) | (42.4) |
| Valuation allowance (noncurrent) | (3.7) | | (3.7) | (2.7) | | (2.7) |
| Net deferred taxes | $ 92.7 | $(677.8) | $(585.1) | $ 83.5 | $(128.6) | $ (45.1) |

As of September 30, 2008, the Company had state operating loss carryforwards totaling approximately $38.4 which will expire in 2012 through 2027. As of September 30, 2008, the Company had state tax credit carryforwards totaling approximately $2.9, of which approximately $2.2 have no expiration date and the remainder will expire in 2012 through 2018. Due to the uncertainty of the realization of certain tax carryforwards (specifically due to a lack of evidence that sufficient taxable income will be generated in certain states), the Company carried a valuation allowance against these carryforward benefits in the amount of $1.8 as of September 30, 2008 (an increase of $.1 from the corresponding valuation allowance of $1.7 recorded as of September 30, 2007), which is management's estimate of the amount of deferred tax assets that are not more likely than not to be realized.

For fiscal 2008, $264.6 of total earnings before income taxes was from domestic sources and was reduced by a $2.4 loss from foreign sources. As of September 30, 2008, no provision for income taxes was made for approximately $7.8 of the cumulative undistributed earnings of the Company's Canadian subsidiaries (other than $1.8 of Canadian withholding taxes paid). Those earnings are not taxable in Canada (except for the 10% withholding tax required by treaty) and would become taxable in the U.S. only to the extent that they are repatriated in the future. Since the Company considers the undistributed earnings to be permanently invested in Canada, the related deferred tax liability (which is estimated to be between $5.0 and $6.0) has not been recorded, and a valuation allowance of $1.8 was recorded as of September 30, 2008 against the foreign tax credit for the Canadian withholding taxes paid (an increase of $.8 from the corresponding valuation allowance of $1.0 recorded as of September 30, 2007, due to the additional credit generated during the year).

The Company adopted FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes," as of October 1, 2007. Unrecognized tax benefits at that date and related accrued interest totaled approximately $1.8. Minor adjustments reduced the total amount by $.2 to approximately $1.6 at September 30, 2008, all of which would affect the effective tax rate if recognized. Federal returns for tax years after September 30, 2004 remain subject to examination, along with various state returns for the past two to six years and Canadian returns for the past two years. One state uncertainty is currently being addressed with the state taxing authority and is expected to be resolved within the next 12 months. Related unrecognized tax benefits totaling approximately $.8 were classified as "Other current liabilities" on the balance sheet as of September 30, 2008, while approximately $.8 of unrecognized tax benefits were classified in "Other Liabilities."

## NOTE 5 – EQUITY INVESTMENT IN VAIL RESORTS, INC.

On January 3, 1997, the Company sold its ski resorts holdings (Resort Operations) to Vail Resorts, Inc. (Vail) in exchange for 7,554,406 shares of Vail common stock (NYSE:MTN). At the date of the exchange, the Company's equity interest in the underlying net assets of Vail exceeded the net book value of the net assets contributed by the Company to Vail by $37.5. This excess is being amortized ratably to the investment in Vail over 20 years. The unamortized excess was $15.5 and $17.4 as of September 30, 2008 and 2007, respectively. The amount of retained earnings that represents undistributed earnings of Vail was $49.0 and $35.0 as of September 30, 2008 and 2007, respectively.

The Company is free to sell some or all of its shares in one or more private sales or through Rule 144 of the 1933 Securities Act. In March 2006, the Company sold 100,000 of its shares of Vail Resorts for a total of $3.8. The shares had a carrying value of $1.2, so the transaction resulted in a $2.6 pre-tax gain. In August and September 2008, the Company sold and additional 368,700 shares for a total of $13.7. The shares had a carrying value of $6.6, so the transaction resulted in a $7.1 pre-tax gain. As of September 30, 2008, 7,085,706 shares of Vail Resorts were still held by the Company but 4,950,100 shares were subject to forward sale contracts, as discussed in Note 6. As of September 30, 2008 and 2007, respectively, the carrying values of the Company's investment in Vail were $126.0 and $110.9 and the corresponding market values were $247.6 and $464.3.

Vail's fiscal year ends July 31, so the Company reports equity earnings on a two-month time lag. The Company's ownership percentages were 20.2% and 19.1% as of July 31, 2008 and 2007, respectively. The equity method of accounting is appropriate because of ownership percentage and two of the Company's directors (Messrs. Micheletto and Stiritz) presently serve as directors of Vail.

Vail's summarized financial information follows:

| | Year Ended July 31, 2008 | Year Ended July 31, 2007 | Year Ended July 31, 2006 |
|---|---|---|---|
| Net revenues | $ 1,152.2 | $ 940.5 | $ 838.9 |
| Total operating expenses | 976.2 | 812.3 | 733.6 |
| Income from operations | $ 176.0 | $ 128.2 | $ 105.3 |
| Net income | $ 102.9 | $ 61.4 | $ 45.8 |

| | July 31, 2008 | July 31, 2007 |
|---|---|---|
| Current assets | $ 358.9 | $ 411.6 |
| Noncurrent assets | 1,567.1 | 1,497.5 |
| Total assets | $ 1,926.0 | $ 1,909.1 |
| Current liabilities | $ 367.0 | $ 319.6 |
| Noncurrent liabilities | 800.3 | 847.8 |
| Minority interest | 29.9 | 27.7 |
| Stockholders' equity | 728.8 | 714.0 |
| Total liabilities and stockholders' equity | $ 1,926.0 | $ 1,909.1 |

## NOTE 6 – FORWARD SALE CONTRACTS

During the quarter ended December 31, 2005, Ralcorp entered into a forward sale contract relating to 1.78 million shares of its Vail common stock. Under the contract, at the maturity dates (half on November 21, 2008 and half on November 22, 2010) the Company can deliver a variable number of shares of Vail stock (or cash) to the counterparty. During the quarter ended June 30, 2006, the Company entered into a similar agreement relating to 1.97 million additional shares of its Vail common stock, with maturity dates of November 18, 2009 and November 16, 2011. A third contract was entered into during the quarter ended December 31, 2006, relating to 1.2 million additional shares, with a maturity date of November 15, 2013. The calculation of the number of shares ultimately delivered will depend on the price of Vail shares at settlement and includes a price collar. Ralcorp received $50.5, $60.0, and $29.5, respectively, under the discounted advance payment feature of the contracts. Amortization of the corresponding $11.0, $15.5, and $17.6 discounts is included in "Interest expense, net" on the statements of earnings and totaled $8.7 in 2008 and $8.3 in 2007. At September 30, 2008, the fair value of the contracts was $145.0, of which $29.3 was included in "Other current liabilities" and $115.7 was included in "Other Liabilities" on the balance sheet. The components of the total liability are shown in the following table.

| | Value of Advance Proceeds | Accumulated (Gain)/Loss on Derivative | Total Contract Liability |
|---|---|---|---|
| Advance proceeds received | $ 140.0 | $ - | $ 140.0 |
| Amortization of discount | 12.0 | - | 12.0 |
| Loss on derivative component | - | 97.5 | 97.5 |
| Balance at September 30, 2007 | $ 152.0 | $ 97.5 | $ 249.5 |
| Amortization of discount | 8.7 | - | 8.7 |
| Gain on derivative component | - | (113.2) | (113.2) |
| Balance at September 30, 2008 | $ 160.7 | $ (15.7) | $ 145.0 |

The forward sale agreements have a dual nature and purpose. The advance proceeds component acts as a financing arrangement securitized by the underlying Vail shares. The derivative component, which is based on a price collar on Vail shares, acts as a hedge of the future sale of the underlying shares. Because Ralcorp accounts for its investment in Vail Resorts using the equity method, these contracts are not eligible for hedge accounting. Consequently, gains or losses due to changes in the fair value of the contracts are immediately recognized in earnings. In addition to the unrealized non-cash gains or losses, the reported gains or losses on these contracts included charges (paid monthly) for any related stock borrow costs incurred by the counterparty in excess of a contractual limit. Ralcorp began incurring those excess stock borrow costs during fiscal 2008, and payments totaled $1.4 million during the year.

## NOTE 7 – EARNINGS PER SHARE

The following schedule shows common stock options and stock appreciation rights (SARs) which were outstanding and could potentially dilute basic earnings per share in the future but which were not included in the computation of diluted earnings per share for the periods indicated because to do so would have been antidilutive. See Note 17 for more information about outstanding options and SARs.

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| **Fiscal 2008** | | | | |
| SARs at $56.56 per share | 435,000 | 435,000 | 435,000 | 435,000 |
| **Fiscal 2007** | | | | |
| Stock options at $35.31 per share | 10,281 | - | - | - |
| Stock options at $45.25 per share | 152,000 | - | - | - |
| SARs at $48.99 per share | 435,000 | - | 435,000 | - |
| SARs at $56.56 per share | - | - | - | 457,500 |
| **Fiscal 2006** | | | | |
| Stock options at $34.73 per share | 25,701 | 25,701 | 25,701 | - |
| Stock options at $35.31 per share | 10,281 | 10,281 | 10,281 | 10,281 |
| Stock options at $45.25 per share | 161,000 | 161,000 | 157,000 | 152,000 |
| Stock options at $42.00 per share | 25,000 | 25,000 | 25,000 | 25,000 |
| Stock options at $48.99 per share | - | - | - | 25,000 |
| SARs at $42.00 per share | 400,000 | 400,000 | 395,000 | 392,500 |
| SARs at $48.99 per share | - | - | - | 435,000 |

## NOTE 8 – SUPPLEMENTAL EARNINGS STATEMENT AND CASH FLOW INFORMATION

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Repair and maintenance expenses | $ 71.0 | $ 68.3 | $ 56.3 |
| Advertising and promotion expenses | 28.1 | 12.8 | 12.5 |
| Research and development expenses | 11.5 | 10.2 | 8.4 |
| Interest paid | 38.6 | 31.7 | 23.2 |
| Income taxes paid, net of refunds | 50.0 | 43.1 | 29.6 |
| Income tax benefit of stock options exercised | 1.1 | 2.2 | 4.5 |



## NOTE 9 – SUPPLEMENTAL BALANCE SHEET INFORMATION

| | September 30, 2008 | September 30, 2007 |
|---|---|---|
| **Receivables, net** | | |
| Trade | $ 140.7 | $ 70.7 |
| Other | 19.8 | 19.0 |
| | 160.5 | 89.7 |
| Allowance for doubtful accounts | (.4) | (.6) |
| | $ 160.1 | $ 89.1 |
| **Inventories** | | |
| Raw materials and supplies | $ 135.2 | $ 106.2 |
| Finished products | 204.4 | 123.1 |
| | 339.6 | 229.3 |
| Allowance for obsolete inventory | (2.6) | (2.2) |
| | $ 337.0 | $ 227.1 |
| **Accounts Payable** | | |
| Trade | $ 136.6 | $ 98.8 |
| Book cash overdrafts | 36.7 | 32.2 |
| Other items | 31.4 | 19.8 |
| | $ 204.7 | $ 150.8 |
| **Other Current Liabilities** | | |
| Compensation | $ 34.5 | $ 25.3 |
| Advertising and promotion | 50.8 | 10.1 |
| Current portion of forward sale contracts | 29.3 | - |
| Other items | 72.6 | 32.1 |
| | $ 187.2 | $ 67.5 |
| **Other Liabilities** | | |
| Forward sale contracts | $ 115.7 | $ 249.5 |
| Other items | 154.4 | 93.2 |
| | $ 270.1 | $ 342.7 |

## NOTE 10 – SALE OF RECEIVABLES

To provide additional liquidity, on September 24, 2001 the Company entered into an agreement to sell, on an ongoing basis, trade accounts receivable to a wholly owned, bankruptcy-remote subsidiary named Ralcorp Receivables Corporation (RRC). As of September 30, 2008, the accounts receivable of the Frozen Bakery Products segment and the Medallion, Bloomfield Bakers, and Post Foods businesses have not been incorporated into the sale agreement and were not being sold to RRC. RRC can then sell up to $66.0 of ownership interests in qualifying receivables to a bank commercial paper conduit, which issues commercial paper to investors. Ralcorp continues to service the receivables as agent for RRC and the bank conduit. RRC is a qualifying special purpose entity under FAS 140, and the sale of Ralcorp receivables to RRC is considered a true sale for accounting, tax, and legal purposes. Therefore, the trade receivables sold and the related commercial paper borrowings are not recorded on Ralcorp's consolidated balance sheets. However, the Company's consolidated balance sheets reflect an investment in RRC that in substance represents a subordinated retained interest in the trade receivables sold. As of September 30, 2008, the outstanding balance of receivables (net of an allowance for doubtful accounts) sold to RRC was $106.5 and proceeds received from the conduit were $50.0, resulting in a retained interest of $56.5 reflected on the Company's consolidated balance sheet as an "Investment in Ralcorp Receivables Corporation." As of September 30, 2007, the outstanding balance of receivables sold to RRC was $101.1 and proceeds received from the conduit were $45.8, resulting in a retained interest of $55.3. Discounts related to the sale of receivables to the conduit totaled $1.9 and $2.3 for the years ended September 30, 2008 and September 30, 2007 respectively, and are included on the statements of earnings in "Selling, general and administrative expenses". The agreement contains cross-default language so that an event of default under any agreement governing "Material Indebtedness" of the Company would trigger an "Amortization Event" (each term as defined in the agreement).

## NOTE 11 – ALLOWANCES FOR DOUBTFUL ACCOUNTS AND OBSOLETE INVENTORY

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Allowance for Doubtful Accounts** | | | |
| Balance, beginning of year | $ .6 | $ .4 | $ .3 |
| Provision charged to expense | (.4) | - | (.7) |
| Write-offs, less recoveries | (.1) | (.2) | .5 |
| Acquisitions | - | .2 | - |
| Transfers to Ralcorp Receivables Corporation | .3 | .2 | .3 |
| Balance, end of year | $ .4 | $ .6 | $ .4 |
| **Allowance for Obsolete Inventory** | | | |
| Balance, beginning of year | $ 2.2 | $ 3.1 | $ 3.0 |
| Provision charged to expense | 8.1 | 4.9 | 5.2 |
| Write-offs of inventory | (7.7) | (6.2) | (5.6) |
| Acquisitions | - | .4 | .5 |
| Balance, end of year | $ 2.6 | $ 2.2 | $ 3.1 |

## NOTE 12 – DERIVATIVES AND OTHER FINANCIAL INSTRUMENTS

*Fair Values*

The carrying amounts reported on the consolidated balance sheets for cash and cash equivalents, receivables and accounts payable approximate fair value because of the short maturities of these financial instruments. The carrying amount of the Company's variable rate long-term debt (see Note 13) approximates fair value because the interest rates are adjusted to market frequently. Based on the discounted amount of future cash flows, using Ralcorp's incremental rate of borrowing for similar debt, the Company's fixed rate debt (which had a carrying amount of $1,220.8 and $616.0 as of September 30, 2008 and 2007, respectively) had an estimated fair value of $1,122.6 and $608.9 as of September 30, 2008 and 2007, respectively. The Company's derivative financial instruments, which are used for the purpose of hedging commodity, interest rate, and foreign currency exposures in the normal course of business (see below), or for the purpose of hedging the market risk related to the Company's investment in Vail Resorts (see Note 6), are carried on the consolidated balance sheets at their estimated fair values.

*Concentration of Credit Risk*

The Company's primary concentration of credit risk is related to certain trade accounts receivable due from several highly leveraged or "at risk" customers. At September 30, 2008 and 2007, the amount of such receivables was immaterial. Consideration was given to the economic status of these customers when determining the appropriate allowance for doubtful accounts (see Note 11) and the fair value of the Company's subordinated retained interest in accounts receivable (see Note 10).

*Hedging Activities*

Activities qualifying for hedge accounting consisted of cash flow hedges on ingredient, packaging, and fuel purchases (options, futures, and swaps); variable interest payments (interest rate swap); and receipts of foreign currency-denominated accounts receivable (foreign exchange forwards). During fiscal 2008, hedge gains (net of hedge losses) totaling $6.2 were deferred into accumulated other comprehensive income, $56.2 of net gains were reclassified into earnings, and net losses of $.2 representing ineffectiveness were recorded in earnings as incurred. During fiscal 2007, hedge gains (net of hedge losses) totaling $32.0 were deferred into accumulated other comprehensive income, $3.8 of net gains were reclassified into earnings, and net gains of $.1 representing ineffectiveness were recorded in earnings as incurred. During fiscal 2006, hedge gains (net of hedge losses) totaling $5.1 were deferred into accumulated other comprehensive income, $2.4 of net gains were reclassified into earnings, and net gains of $.3 representing ineffectiveness were recorded in earnings as incurred.

## NOTE 13 – LONG-TERM DEBT

Long-term debt consisted of the following at September 30:

| | 2008 | | 2007 | |
|---|---|---|---|---|
| | Balance Outstanding | Interest Rate | Balance Outstanding | Interest Rate |
| Fixed Rate Senior Notes, Series B | $ 87.0 | 4.24% | $ 116.0 | 4.24% |
| Fixed Rate Senior Notes, Series C | 50.0 | 5.43% | 50.0 | 5.43% |
| Fixed Rate Senior Notes, Series D | 64.3 | 4.76% | 75.0 | 4.76% |
| Fixed Rate Senior Notes, Series E | 100.0 | 5.57% | 100.0 | 5.57% |
| Fixed Rate Senior Notes, Series F | 75.0 | 5.43% | 75.0 | 5.43% |
| Floating Rate Senior Notes, Series G | 50.0 | 4.36% | 50.0 | 5.95% |
| Floating Rate Senior Notes, Series H | 50.0 | 4.36% | 50.0 | 5.95% |
| Fixed Rate Senior Notes, Series I-1 | 75.0 | 5.56% | 75.0 | 5.56% |
| Fixed Rate Senior Notes, Series I-2 | 25.0 | 5.58% | 25.0 | 5.58% |
| Fixed Rate Senior Notes, Series J | 100.0 | 5.93% | 100.0 | 5.93% |
| Fixed Rate Notes maturing 2018 | 577.5 | 7.29% | - | n/a |
| Floating Rate Notes maturing 2018 | 20.0 | 5.33% | - | n/a |
| Fixed Rate Notes maturing 2020 | 67.0 | 7.39% | - | n/a |
| Term Loan A-1 | 100.0 | 4.19% | - | n/a |
| Term Loan A-2 | 200.0 | 4.16% | - | n/a |
| Industrial Development Revenue Bond | 5.6 | 6.80% | 5.6 | 3.84% |
| $400 Revolving Credit Agreement | 7.0 | 4.50% | 20.0 | 5.69% |
| Uncommitted credit arrangements | 15.0 | 8.25% | 21.8 | 5.87% |
| Other | .4 | Various | .2 | Various |
| | $1,668.8 | | $ 763.6 | |

On December 22, 2003, the Company issued Fixed Rate Senior Notes, Series B, Series C, and Series D, totaling $270.0. Series B comprises $145.0 of 4.24% notes due December 2010 with annual amortization of principal beginning December 2006. Series C comprises $50.0 of 5.43% notes with bullet maturity in December 2013. Series D comprises $75.0 of 4.76% notes due December 2013 with annual amortization of principal beginning in December 2007.

On December 21, 2005, the Company issued Fixed Rate Senior Notes, Series E and Series F, totaling $175.0. Series E comprises $100.0 of 5.57% notes due in 2015. Series F consists of $75.0 of 5.43% notes with maturity in 2012.

On February 22, 2006, the Company issued Floating Rate Senior Notes, Series G and Series H, totaling $100.0. The proceeds from this private placement debt were used to repay the Floating Rate Senior Notes, Series A. Borrowings under Series G and Series H incur interest at a rate of 3-month LIBOR plus 0.45%, adjusted quarterly, and mature on February 22, 2011.

On January 18, 2007, the Company issued Fixed Rate Senior Notes, Series I, totaling $100.0 in two tranches: $75.0 at 5.56% and $25.0 at 5.58%. One third of each tranche must be repaid on January 18, 2015, 2017, and 2019. On May 11, 2007, the Company issued Fixed Rate Senior Notes, Series J, comprised of $100.0 of 5.93% notes due in 2022.

On August 4, 2008, the Company assumed ownership of the Fixed Rate Notes maturing 2018, the Floating Rate Notes maturing 2018, and the Fixed Rate Notes maturing 2020, totaling $964.5 in conjunction with the acquisition of Post Foods. The 2018 Fixed Rate Notes comprises $577.5 of 7.29% notes due August 15, 2018. The 2018 Floating Rate Notes total $20 and incur interest at a rate of 3-month LIBOR plus 2.54%, adjusted quarterly, and mature on August 15, 2018. The 2020 Fixed Rate Notes comprises $67 of 7.39% notes due August 15, 2020.

The above note agreements are unsecured but contain certain representations, warranties, covenants, and conditions customary to agreements of this nature. The covenants include requirements that "Total Debt" not exceed 3.5 times "Adjusted EBITDA" and that "Consolidated Adjusted Net Worth" remain above a certain minimum amount (each term as defined in the note agreements). However, if the Company elects to pay additional interest, its ratio of "Total Debt" to "Adjusted EBITDA" may exceed the 3.5 to 1.0 limit, but be no greater than 4.0 to 1.0, for a period not to exceed 12 consecutive months. If these covenants are violated and cannot be remedied

within the 30 days allowed, the noteholders may choose to declare any outstanding notes to be immediately due and payable.

Through the acquisition of The Red Wing Company, Inc. in 2000, the Company acquired an Industrial Development Revenue Bond in the amount of $5.6, which bears interest at a variable rate and matures on March 31, 2010.

On July 18, 2008, the Company entered into a new $400 Revolving Credit Agreement, replacing the similar agreement established on December 27, 2005. Borrowings under the new agreement incur interest at the Company's choice of either (1) LIBOR plus the applicable margin rate (currently 1.50%) or (2) the highest of (a) the federal funds rate plus 0.50%, (b) the prime rate, and (c) the "Base CD Rate" plus 1%. Such borrowings are unsecured and mature on July 18, 2011. The credit agreement calls for a commitment fee calculated as a percentage (currently 0.25%) of the unused portion, and contains certain representations, warranties, covenants, and conditions customary to credit facilities of this nature. The covenants include requirements that "EBIT" be at least three times "Consolidated Interest Expense", and that "Total Debt" not exceed 3.75 times "Adjusted EBITDA" (each term as defined in the agreement).

On August 4, 2008, the Company assumed ownership of $100 Term Loan A-1 and $200 Term Loan A-2 in conjunction with its acquisition of Post Foods. Borrowings under these agreements incur interest at the Company's choice of either (1) LIBOR plus the applicable margin rate (currently 1.50%) or (2) the highest of (a) the prime rate, (b) the secondary market rate for three-month certificates of deposit (adjusted for statutory reserve requirements) plus 1%, and (c) the federal funds effective rate plus 0.5%, in each case plus a margin of from 0% to 0.50%, depending on Ralcorp's leverage ratio. Such borrowings are unsecured and mature on August 3, 2009 in the case of Term Loan A-1 and August 2, 2013 in the case of Term Loan A-2. Term Loan A-2 requires quarterly amortization of principal beginning in December 2008. The agreements contain certain representations, warranties, covenants, and conditions customary to loan agreements of this nature. The covenants include requirements that "EBIT" be at least three times "Consolidated Interest Expense", and that "Total Debt" not exceed 3.75 times "Adjusted EBITDA" (each term as defined in the agreement).

The Company has entered into uncommitted credit arrangements with banks that totaled $15.0 as of September 30, 2008. Borrowings under these arrangements typically have terms of less than a week. The amounts outstanding under these arrangements at September 30, 2008 matured October 1, 2008. Also as of September 30, 2008, $24.0 in letters of credit and surety bonds were outstanding with various financial institutions, principally related to self-insurance requirements.

As of September 30, 2008, aggregate maturities of long-term debt are as follows: $164.7 in fiscal 2009, $55.7 in fiscal 2010, $156.7 in fiscal 2011, $30.7 in fiscal 2012, $235.7 in fiscal 2013, and $1,025.3 thereafter. Based upon management's intent and ability to refinance amounts maturing in fiscal 2009 on a long-term basis, they were classified as long-term.

## NOTE 14 – COMMITMENTS AND CONTINGENCIES

### *Legal Proceedings*

The Company is a party to a number of legal proceedings in various state and federal jurisdictions. These proceedings are in varying stages and many may proceed for protracted periods of time. Some proceedings involve complex questions of fact and law. Additionally, the operations of the Company, like those of similar businesses, are subject to various federal, state, and local laws and regulations intended to protect public health and the environment, including air and water quality and waste handling and disposal.

Pending legal liability, if any, from these proceedings cannot be determined with certainty; however, in the opinion of Company management, based upon the information presently known, the ultimate liability of the Company, if any, arising from the pending legal proceedings, as well as from asserted legal claims and known potential legal claims which are likely to be asserted, taking into account established accruals for estimated liabilities (if any), are not expected to be material to the Company's consolidated financial position, results of operations or cash flows. In addition, while it is difficult to quantify with certainty the potential financial impact of actions regarding expenditures for compliance with regulatory matters, in the opinion of management, based upon the information currently available, the ultimate liability arising from such compliance matters should not be material to the Company's consolidated financial position, results of operations or cash flows.

### *Lease Commitments*

Future minimum rental payments under noncancelable operating leases in effect as of September 30, 2008 were $12.6, $11.7, $11.0, $10.6, $7.4, and $26.6 for fiscal 2009, 2010, 2011, 2012, 2013, and thereafter, respectively.

Rent expense for all operating leases was $15.0, $18.6, and $11.2 in fiscal 2008, 2007, and 2006, respectively, net of sublease income of $.1 each year.

### *Container Supply Agreement*

During fiscal 2002, the Company entered into a ten-year agreement to purchase certain containers from a single supplier (and added additional containers through amendments in fiscal 2003 and 2004). It is believed that the agreement was related to the supplier's financing arrangements regarding the container facility. The Company's total purchases under the agreement were $26.8 in fiscal 2008, $26.2 in fiscal 2007, and $23.7 in fiscal 2006. Cumulatively, the Company has purchased approximately 640 million containers as of September 30, 2008. Generally, to avoid a shortfall payment requirement, the Company must purchase approximately 610 million additional containers by the end of the ten-year term. The minimum future payment obligation is currently estimated at $2.4.

### *Other Contingencies*

In connection with the sale of the Company's Resort Operations in 1997, Vail assumed the obligation to repay, when due, certain indebtedness of Resort Operations including Series 1991 Sports Facilities Refunding Revenue Bonds in the aggregate principal amount of $1.5, bearing interest at 7.375% and maturing in 2011 (the "Series 1991 Bond"). The Series 1991 Bond was, and continues to be, guaranteed by Ralston Purina Company (Ralston). Pursuant to an Agreement and Plan of Reorganization signed when the Company was spun-off from Ralston in 1994, the Company agreed to indemnify Ralston for any liabilities associated with the guarantee. To facilitate the sale of the Company's branded cereal business to General Mills in 1997, General Mills acquired the legal entity originally obligated to so indemnify Ralston. Pursuant to the Reorganization Agreement with General Mills, however, the Company has agreed to indemnify General Mills for any liabilities it may incur with respect to indemnifying Ralston relating to the aforementioned guarantee. Presently, management believes the likelihood that Vail will default on its repayment obligations with respect to the Series 1991 Bond is remote.

## NOTE 15 – PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company sponsors qualified and supplemental noncontributory defined benefit pension plans and other postretirement benefit plans for certain of its employees. The Company uses the fiscal year end as the measurement date for the plans.

On September 30, 2007, the Company adopted FAS 158, which requires the Company to recognize the funded status of defined postretirement benefit plans as an asset or liability on the balance sheet and requires any unrecognized prior service cost and actuarial gains/losses to be recognized in accumulated other comprehensive income.

The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the two-year period ending September 30, 2008, and a statement of the funded status as of September 30 of both years.

| | Pension Benefits | | Other Benefits | |
|---|---|---|---|---|
| | 2008 | 2007 | 2008 | 2007 |
| **Change in benefit obligation** | | | | |
| Benefit obligation at beginning of year | $ 187.3 | $ 191.2 | $ 23.1 | $ 21.9 |
| Service cost | 2.9 | 2.6 | .6 | .1 |
| Interest cost | 11.3 | 11.1 | 2.0 | 1.3 |
| Plan participants' contributions | .1 | - | - | - |
| Actuarial (gain) loss | (30.3) | (8.8) | (5.2) | 1.2 |
| Acquisitions | 10.2 | - | 65.0 | - |
| Medicare reimbursements | - | - | .1 | - |
| Benefit payments | (9.0) | (8.8) | (1.6) | (1.4) |
| Benefit obligation at end of year | $ 172.5 | $ 187.3 | $ 84.0 | $ 23.1 |
| **Change in fair value of plan assets** | | | | |
| Fair value of plan assets at beginning of year | $ 184.9 | $ 169.2 | $ - | $ - |
| Actual return on plan assets | (21.0) | 23.9 | - | - |
| Employer contributions | .6 | .6 | 1.6 | 1.4 |
| Plan participants' contributions | .1 | - | - | - |
| Benefit payments | (9.0) | (8.8) | (1.6) | (1.4) |
| Fair value of plan assets at end of year | $ 155.6 | $ 184.9 | $ - | $ - |
| **Funded status** | $ (16.9) | $ (2.4) | $ (84.0) | $ (23.1) |
| Unrecognized net actuarial loss | - | 31.0 | - | 4.9 |
| Unrecognized prior service cost | - | - | - | (.1) |
| Net amount recognized in retained earnings | $ (16.9) | $ 28.6 | $ (84.0) | $ (18.3) |
| **Amounts recognized in consolidated balance sheets** | | | | |
| Other assets | $ - | $ 5.6 | $ - | $ - |
| Other current liabilities | (.6) | (.6) | (1.5) | (1.5) |
| Other liabilities | (16.3) | (7.4) | (82.5) | (21.6) |
| Accumulated other comprehensive loss | 34.1 | 31.0 | (.5) | 4.8 |
| Net amount recognized | $ 17.2 | $ 28.6 | $ (84.5) | $ (18.3) |
| **Amounts recognized in accumulated other comprehensive loss** | | | | |
| Net actuarial loss | $ 34.1 | $ 31.0 | $ (.4) | $ 4.9 |
| Prior service cost | - | - | (.1) | (.1) |
| Total | $ 34.1 | $ 31.0 | $ (.5) | $ 4.8 |
| **Weighted-average assumptions used to determine benefit obligation** | | | | |
| Discount rate | 7.30% | 6.15% | 7.30% | 6.15% |
| Rate of compensation increase | 3.25% | 3.25% | 3.25% | 3.25% |

The following table provides the components of net periodic benefit cost for the plans. The estimated net actuarial loss expected to be reclassified from accumulated other comprehensive income into net periodic benefit cost during 2009 related to pension and other benefits is $.2 and zero, respectively.

| | Pension Benefits | | | Other Benefits | | |
|---|---|---|---|---|---|---|
| | 2008 | 2007 | 2006 | 2008 | 2007 | 2006 |
| Service cost | $ 2.9 | $ 2.6 | $ 2.4 | $ .6 | $ .1 | $ .2 |
| Interest cost | 11.3 | 11.1 | 10.5 | 2.0 | 1.3 | 1.6 |
| Expected return on plan assets | (14.9) | (14.5) | (12.2) | - | - | - |
| Recognized net actuarial loss | 2.6 | 4.2 | 4.6 | .2 | .1 | .7 |
| Net periodic benefit cost | $ 1.9 | $ 3.4 | $ 5.3 | $ 2.8 | $ 1.5 | $ 2.5 |
| **Weighted-average assumptions used to determine net benefit cost** | | | | | | |
| Discount rate | 6.15% | 5.95% | 5.70% | 6.15% | 5.95% | 5.70% |
| Rate of compensation increase | 3.25% | 3.50% | 3.50% | 3.25% | 3.50% | 3.50% |
| Expected return on plan assets | 8.75% | 9.00% | 9.00% | n/a | n/a | n/a |

The expected return on pension plan assets was determined based on historical and expected future returns of the various asset classes, using the target allocation. The broad target allocations are 70% equity securities (comprised of 56% U.S. equities and 14% foreign equities) and 30% debt securities. At September 30, 2008, equity securities were 62.9% and debt securities were 37.1% of the fair value of total plan assets, approximately 82.1% of which was invested in passive index funds. At September 30, 2007, equity securities were 71.8% and debt securities were 28.2%. The allocation guidelines were established based on the Company's determination of the appropriate risk posture and long-term objectives.

For September 30, 2008 measurement purposes, the assumed annual rate of increase in the future per capita cost of covered health care benefits was 9% for 2009, declining gradually to an ultimate rate of 5% for 2017 and beyond. For September 30, 2007 measurement purposes, the assumed annual rate of increase in the future per capita cost of covered health care benefits was 8% for 2008, declining gradually to an ultimate rate of 5% for 2014 and beyond. A 1% change in assumed health care cost trend rates would result in the following changes in the accumulated postretirement benefit obligation and in the total service and interest cost components for fiscal 2008.

| | Increase | Decrease |
|---|---|---|
| Effect on postretirement benefit obligation | $ 14.9 | $ (12.2) |
| Effect on total service and interest cost | 1.7 | (1.4) |

The aggregate accumulated benefit obligation for pension plans was $164.1 at September 30, 2008 and $182.7 at September 30, 2007. The accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets at September 30, 2008 and 2007 were:

| | 2008 | 2007 |
|---|---|---|
| Accumulated benefit obligation | $164.1 | $ 8.1 |
| Fair value of plan assets | 155.6 | - |

As of September 30, 2008, expected future benefit payments and related federal subsidy receipts (Medicare Part D) in the next ten fiscal years were as follows:

| | 2009 | 2010 | 2011 | 2012 | 2013 | 2014-2018 |
|---|---|---|---|---|---|---|
| Pension benefits | $ 9.2 | $ 9.3 | $ 9.4 | $ 10.9 | $ 11.5 | $ 73.3 |
| Other benefits | 1.7 | 1.7 | 2.0 | 2.3 | 2.8 | 25.6 |
| Subsidy receipts | (.2) | (.2) | (.2) | (.2) | (.2) | (1.3) |

Other than those made as benefit payments in unfunded plans, no significant contributions are currently expected to be paid to the plans during fiscal 2009.

In addition to the defined benefit plans described above, Ralcorp sponsors defined contribution [401(k)] plans under which it makes matching and profit sharing contributions. The costs of these plans were $5.9, $5.9, and $6.0 for the years ended September 30, 2008, 2007, and 2006, respectively. The Company also contributed $1.1 to multiemployer pension plans in each of these years.



## NOTE 16 – SHAREHOLDERS' EQUITY

On August 4, 2008, the Company issued 30,465,318 shares of $.01 per share par value common stock in connection with the acquisition of Post Foods.

During the last three days of fiscal 2007, the Company repurchased 50,000 shares of its common stock on the open market at a total cost of $2.8, but the trades were not settled until the first three business days of fiscal 2008. Those stock repurchases were not reflected in the Company's financial statements as of and for the year ended September 30, 2007, but were reflected in fiscal 2008. Similarly, during the last three days of fiscal 2005, the Company repurchased 24,700 shares of its common stock on the open market at a total cost of $1.0, but the trades were not settled until the first three business days of fiscal 2006. Those stock repurchases were not reflected in the Company's financial statements as of and for the year ended September 30, 2005, but were reflected in fiscal 2006.

The Company has not issued any shares of preferred stock. The terms of any series of preferred stock (including but not limited to the dividend rate, voting rights, convertibility into other Company securities, and redemption) may be set by the Company's Board of Directors.

At September 30, 2008, accumulated other comprehensive income included a $10.2 net loss on cash flow hedging instruments after taxes and $21.2 in net postretirement benefit liability adjustments after taxes (see Note 15), partially offset by an $11.1 foreign currency translation adjustment after taxes. At September 30, 2007, accumulated other comprehensive income included a $21.3 net gain on cash flow hedging instruments after taxes and a $18.5 foreign currency translation adjustment after taxes, partially offset by $22.5 in net postretirement benefit liability adjustments after taxes.

## NOTE 17 – STOCK-BASED COMPENSATION PLANS

On February 8, 2007, the Company's shareholders adopted the 2007 Incentive Stock Plan (Plan), which reserves shares to be used for various stock-based compensation awards and replaces the 2002 Incentive Stock Plan. The Plan provides that eligible employees may receive stock option awards, stock appreciation rights and other stock awards payable in whole or part by the issuance of stock. At September 30, 2008, 2,041,340 shares were available for future awards under the Plan, excluding the potential reduction due to future exercises of stock appreciation rights or to future distributions from deferred compensation plans (discussed herein).

Total compensation cost for share-based payment arrangements recognized in the year ended September 30, 2008 was $11.5, and the related recognized deferred tax benefit was $4.4. As of September 30, 2008, the total compensation cost related to nonvested awards not yet recognized was $35.8, which is expected to be recognized over a weighted average period of 3.6 years.

### *Stock Options*

Changes in nonqualified stock options outstanding are summarized in the following table. Most of the options are exercisable beginning from three to nine years after date of grant and have a maximum term of ten years.

| | Shares Under Option | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at September 30, 2007 | 1,550,957 | $ 26.03 | | |
| Granted | - | - | | |
| Exercised | (99,422) | 28.68 | | |
| Forfeited | (2,699) | 28.74 | | |
| Outstanding at September 30, 2008 | 1,448,836 | 25.84 | 3.8 years | $ 60.2 |
| Exercisable at September 30, 2008 | 871,211 | 26.84 | 3.5 years | 35.3 |

The fair value of each option was estimated on the date of grant using the Black-Scholes valuation model, which uses assumptions of expected option life (term), expected stock price volatility, risk-free interest rate, and expected dividends. The expected option life, or expected term, is estimated based on the award's vesting period and contractual term, along with historical exercise behavior on similar awards. Expected volatilities are based on historical volatility trends and other factors. The risk-free rate is the interpolated grant date U.S. Treasury rate for a term equal to the expected option life. The weighted average assumptions and fair values for options granted in 2006 were as follows:

| | 2006 |
|---|---|
| Expected option life | 7.7 yrs |
| Expected stock price volatility | 23.5% |
| Risk-free interest rate | 4.62% |
| Expected dividends | 0% |
| Fair value (per share) | $18.49 |

The Company uses treasury shares to settle options exercised. The total intrinsic value of stock options exercised was $3.1, $6.2, and $12.6 in fiscal 2008, 2007, and 2006, respectively.

***Stock Appreciation Rights***

Information about the Company's stock appreciation rights (SARs) is summarized in the following table. Upon exercise, the SAR holder will receive the number of shares of Ralcorp common stock equal in value to the difference between the exercise price and the fair market value at the date of exercise, less all applicable taxes.

| | Stock Appreciation Rights | Weighted Average Exercise Price | Weighted Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| Outstanding at September 30, 2007 | 1,285,000 | $ 49.55 | | |
| Granted | 594,500 | 65.71 | | |
| Exercised | (6,500) | 42.00 | | |
| Forfeited | (10,500) | 49.18 | | |
| Outstanding at September 30, 2008 | 1,862,500 | 54.74 | 8.8 years | $ 23.6 |
| Exercisable at September 30, 2008 | 127,486 | 42.00 | 7.0 years | 3.2 |

The fair value of each SAR was estimated on the date of grant using the Black-Scholes valuation model, as described under the heading "Stock Options" above. The weighted average assumptions and fair values for SARs granted each year were as follows:

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| Expected term | 6.4 years | 6.0 years | 6.0 yrs |
| Expected stock price volatility | 30.0% | 29.0% | 23.5% |
| Risk-free interest rate | 3.31% | 4.30% | 4.58% |
| Expected dividends | 0% | 0% | 0% |
| Fair value (per right) | $24.00 | $21.22 | $16.70 |

The Company uses treasury shares to settle SARs exercised. The value of SARs exercised in fiscal 2008 was $.1, there were no SARs exercised in fiscal 2007, and the value of SARs exercised in fiscal 2006 was less than $.1.

*Restricted Stock Awards*

Information about the Company's restricted stock awards (nonvested stock) is summarized in the following table. Approximately 64,000, 42,000, 42,000, 64,000, 51,000, and 48,500 shares are scheduled to vest in fiscal 2011, 2012, 2013, 2014, 2015, and 2016, respectively, but would vest immediately in the event of retirement or involuntary termination (other than for cause). The grant date market value of each award is recorded as a reduction of shareholders' equity and amortized on a straight-line basis over the expected vesting period. The total fair value of restricted stock awards that vested during fiscal 2008, 2007, and 2006 was zero.

| | Number | Weighted Average Grant Date Fair Value |
|---|---|---|
| Nonvested at September 30, 2007 | 292,968 | $ 49.73 |
| Granted | 30,333 | 56.31 |
| Vested | - | |
| Forfeited | - | |
| Nonvested at September 30, 2008 | 323,301 | 50.34 |

*Other Stock-Based Compensation Awards*

On September 25, 2008, the Board of Directors approved a long-term cash-based incentive award for the corporate officers. The incentive is tied to stock price improvements driven by the successful integration of the Post Foods acquisition and continued improvement of existing businesses. The incentive award totals $13.2 for all corporate officers and will be paid if, for twenty consecutive trading days between June 1 and December 31, 2010, the Company's stock price maintains an average closing price of at least $85.00 per share. A graduated reduced payout will be made if the Company's highest 20-day average stock price during that period is below $85.00 but above $80.00 per share. The estimated fair value of the payout (based upon the Company's current assessment of the likelihood of the achievement of stock price targets) is being accrued on a straight-line basis over the period from September 25, 2008 to December 31, 2010, with no significant expense recorded in fiscal 2008.

*Deferred Compensation*

The Incentive Stock Plan provides for deferred compensation plans for non-management directors and key employees, as well as an Executive Savings Investment Plan.

Under the Deferred Compensation Plan for Non-Management Directors, any non-management director may elect to defer, within certain limitations, his retainer and fees until retirement or other termination of his directorship. Deferrals may be made in Ralcorp common stock equivalents (Equity Option) or in cash under a number of funds operated by The Vanguard Group Inc. with a variety of investment strategies and objectives (Vanguard Funds). Deferrals in the Equity Option receive a 33 1/3% Company matching contribution that is fully vested. All distributions under this plan are paid in cash.

Under the Deferred Compensation Plan for Key Employees, eligible employees may elect to defer payment of all or a portion of their bonus until some later date. Deferrals may be made in the Equity Option or in the Vanguard Funds. Under this plan, deferrals into the Equity Option are distributed in Ralcorp stock, while deferrals into the Vanguard Funds are distributed in cash.

The Executive Savings Investment Plan allows eligible employees to defer up to 44% of their cash compensation. Once they have reached the legislated maximum annual pre-tax contribution to the Company's Savings Investment Plan [401(k)] or their compensation exceeds the legislated maximum compensation that can be recognized under that plan, they are eligible to defer an additional 2% to 6% of their cash compensation, a portion of which receives a Company matching contribution that vests at a rate of 25% for each year of Company service. Deferrals may be made in the Equity Option or in the Vanguard Funds. Under this plan, deferrals into the Equity Option are distributed in Ralcorp stock, while deferrals into the Vanguard Funds are distributed in cash.

Matching contributions related to these deferred compensation plans resulted in additional compensation expense of approximately $.4, $.3, and $.3 for fiscal 2008, 2007, and 2006, respectively. Market adjustments to the liability and investment related to these plans resulted in pretax expense of $1.5, $.9, and $.7 for fiscal 2008, 2007, and 2006, respectively.

Form 10-K

## NOTE 18 – SEGMENT INFORMATION

The Company's operating segments offer different products and are generally managed separately. For fiscal 2008, 2007, and 2006, these operating segments were aggregated into the following reportable segments: Cereals, Crackers & Cookies; Frozen Bakery Products; Dressings, Syrups, Jellies & Sauces; and Snack Nuts & Candy. The Ralston Foods, Post Foods, and Bremner operating segments have similar economic characteristics and were aggregated based on the criteria in FAS 131; however, separate sales data has been disclosed to provide additional information regarding the Cereals, Crackers & Cookies reportable segment. The Company evaluates each segment's performance based on its profit contribution, which is profit or loss from operations before income taxes, interest, certain costs related to restructuring activities, and other unallocated corporate income and expenses.

The accounting policies of the segments are the same as those described in Note 1. The Company's revenues were primarily generated by sales within the United States; foreign sales were immaterial (approximately 1% of total net sales). As of September 30, 2008, all of the net carrying value of the Company's long-lived assets were located in the United States except for approximately $93.0 of property located in Canada. There were no material intersegment revenues (less than 1% of total net sales). In fiscal 2008, one customer accounted for $476.1, or approximately 17%, of total net sales. Each of the segments sells products to this major customer.

The following tables present information about reportable segments as of and for the years ended September 30. Note that "Additions to property and intangibles" excludes additions through business acquisitions (see Note 2).

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Net sales** | | | |
| Ralston Foods | $ 819.9 | $ 609.9 | $ 452.3 |
| Post Foods | 180.5 | - | - |
| Bremner | 349.4 | 325.1 | 325.3 |
| Cereals, Crackers & Cookies | 1,349.8 | 935.0 | 777.6 |
| Frozen Bakery Products | 711.8 | 619.6 | 442.8 |
| Dressings, Syrups, Jellies & Sauces | 489.1 | 424.4 | 389.2 |
| Snack Nuts & Candy | 273.7 | 254.4 | 240.6 |
| Total | $ 2,824.4 | $ 2,233.4 | $ 1,850.2 |
| **Profit contribution** | | | |
| Cereals, Crackers & Cookies | $ 151.9 | $ 87.3 | $ 77.6 |
| Frozen Bakery Products | 63.7 | 70.4 | 50.6 |
| Dressings, Syrups, Jellies & Sauces | 15.7 | 13.7 | 12.2 |
| Snack Nuts & Candy | 13.3 | 21.9 | 17.2 |
| Total segment profit contribution | 244.6 | 193.3 | 157.6 |
| Interest expense, net | (54.6) | (42.3) | (28.1) |
| Gain (loss) on forward sale contracts | 111.8 | (87.7) | (9.8) |
| Gain on sale of securities | 7.1 | - | 2.6 |
| Restructuring charges | (1.7) | (.9) | (.1) |
| Accelerated depreciation | - | - | (1.1) |
| Systems upgrades and conversions | (.2) | (.5) | (3.4) |
| Stock-based compensation expense | (11.5) | (8.2) | (5.7) |
| Post Foods transition and integration costs | (7.9) | - | - |
| Post Foods inventory valuation adjustment | (23.4) | - | - |
| Other unallocated corporate expenses | (23.7) | (23.2) | (20.8) |
| Earnings before income taxes and equity earnings | $ 240.5 | $ 30.5 | $ 91.2 |
| **Additions to property and intangibles** | | | |
| Cereals, Crackers & Cookies | $ 29.3 | $ 21.4 | $ 26.6 |
| Frozen Bakery Products | 14.6 | 20.4 | 24.6 |
| Dressings, Syrups, Jellies & Sauces | 5.1 | 3.8 | .8 |
| Snack Nuts & Candy | 10.4 | 3.2 | 3.5 |
| Corporate | 3.7 | 2.9 | 2.8 |
| Total | $ 63.1 | $ 51.7 | $ 58.3 |

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Depreciation and amortization** | | | |
| Cereals, Crackers & Cookies | $ 46.1 | $ 32.7 | $ 28.0 |
| Frozen Bakery Products | 36.3 | 33.3 | 21.8 |
| Dressings, Syrups, Jellies & Sauces | 8.3 | 8.2 | 8.5 |
| Snack Nuts & Candy | 3.6 | 3.5 | 3.1 |
| Corporate | 5.2 | 4.7 | 5.4 |
| Total | $ 99.5 | $ 82.4 | $ 66.8 |
| **Assets, end of year** | | | |
| Cereals, Crackers & Cookies | $ 4,017.3 | $ 531.3 | $ 374.6 |
| Frozen Bakery Products | 788.7 | 811.4 | 600.1 |
| Dressings, Syrups, Jellies & Sauces | 156.4 | 140.5 | 146.3 |
| Snack Nuts & Candy | 114.1 | 106.8 | 107.8 |
| Total segment assets | 5,076.5 | 1,590.0 | 1,228.8 |
| Investment in Ralcorp Receivables Corporation | 56.5 | 55.3 | 93.3 |
| Investment in Vail Resorts, Inc. | 126.0 | 110.9 | 97.2 |
| Other unallocated corporate assets | 84.9 | 96.9 | 88.2 |
| Total | $ 5,343.9 | $ 1,853.1 | $ 1,507.5 |

Effective October 1, 2008, the Company reorganized its management reporting and realigned its reportable segments in accordance with FAS 131. The following supplemental table presents recast reportable segment information for fiscal 2008, 2007, and 2006 on such new basis. The recast financial measures are considered non-GAAP until such time as the Company reports its segment information under its reorganized management reporting, but they are being provided because the Company believes they may be useful to investors as they evaluate other information provided by the Company regarding the reorganized segments.

| | 2008 | 2007 | 2006 |
|---|---|---|---|
| **Net sales** | | | |
| Cereals | $ 936.5 | $ 554.9 | $ 401.1 |
| Frozen Bakery Products | 711.8 | 619.6 | 442.8 |
| Snacks | 687.0 | 634.5 | 617.1 |
| Sauces and Spreads | 489.1 | 424.4 | 389.2 |
| Total | $ 2,824.4 | $ 2,233.4 | $ 1,850.2 |
| **Profit contribution** | | | |
| Cereals | $ 118.1 | $ 58.3 | $ 44.4 |
| Frozen Bakery Products | 63.7 | 70.4 | 50.6 |
| Snacks | 47.1 | 50.9 | 50.4 |
| Sauces and Spreads | 15.7 | 13.7 | 12.2 |
| Total segment profit contribution | $ 244.6 | $ 193.3 | $ 157.6 |
| **Assets, end of year** | | | |
| Cereals | $ 3,762.1 | $ 265.9 | $ 113.3 |
| Frozen Bakery Products | 788.7 | 811.4 | 600.1 |
| Snacks | 369.3 | 372.2 | 369.1 |
| Sauces and Spreads | 156.4 | 140.5 | 146.3 |
| Total segment assets | $ 5,076.5 | $ 1,590.0 | $ 1,228.8 |

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

## ITEM 9A. CONTROLS AND PROCEDURES

The Company's management, with the participation of the Company's Co-Chief Executive Officers and its Controller and Chief Accounting Officer, evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of September 30, 2008. Based upon that evaluation, the Co-Chief Executive Officers and the Controller and Chief Accounting Officer have concluded that, as of September 30, 2008, the Company's disclosure controls and procedures were effective to provide reasonable assurance that information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act (i) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) is accumulated and communicated to the Company's management, including its Co-Chief Executive Officers and its Controller and Chief Accounting Officer, as appropriate, to allow timely decisions regarding required disclosure.

There were no changes in our internal control over financial reporting during our fourth fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

A Report of Management Responsibilities as well as Management's Report on Internal Control over Financial Reporting, together with the attestation report thereon of PricewaterhouseCoopers LLP, is provided in Item 8 of this report and is incorporated herein by reference.

## ITEM 9B. OTHER INFORMATION

Not applicable.

# PART III

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information regarding directors under the headings "ELECTION OF DIRECTORS," "INFORMATION ABOUT RALCORP'S BOARD OF DIRECTORS," "BOARD GOVERNANCE," and "OTHER MATTERS – Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's 2009 Notice of Annual Meeting and Proxy Statement is hereby incorporated by reference. Information regarding Executive Officers of the Company is included under Item 4A of Part I.

The registrant has adopted a code of ethics, our "Standards of Business Conduct," applicable to all corporate officers and employees, which sets forth the Company's expectations for the conduct of business by officers and employees. The directors have adopted, and are required to abide by, the Directors Code of Ethics. Both documents are available on the Company's website at www.ralcorp.com/corporategovernance.htm. In the event the Company modifies either document or waivers of compliance are granted to officers or directors, the Company will post such modifications or waivers on its website or in a report on Form 8-K.

## ITEM 11. EXECUTIVE COMPENSATION

Information appearing under the headings "EXECUTIVE COMPENSATION" and "DIRECTOR COMPENSATION" in the Company's 2009 Notice of Annual Meeting and Proxy Statement is hereby incorporated by reference.


Form 10-K

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The discussion of the security ownership of certain beneficial owners and management appearing under the headings "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS" and "SECURITY OWNERSHIP OF MANAGEMENT" and equity compensation plan information under the heading "EQUITY COMPENSATION PLAN INFORMATION FOR FISCAL YEAR END" in the Company's 2009 Notice of Annual Meeting and Proxy Statement is hereby incorporated by reference.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information appearing under the heading "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" and "BOARD GOVERNANCE" of the Company's 2009 Notice of Annual Meeting and Proxy Statement is hereby incorporated by reference.

## ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information under the heading "OTHER MATTERS – Fees Paid To PricewaterhouseCoopers LLP" in the Company's 2009 Notice of Annual Meeting and Proxy Statement is hereby incorporated by reference.

# PART IV

## ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Documents filed as a part of this report:

1. Financial Statements. The following are filed as a part of this document under Item 8.

   -Management's Report on Internal Control over Financial Reporting
   -Report of Independent Registered Public Accounting Firm
   -Consolidated Statements of Earnings for years ended September 30, 2008, 2007 and 2006
   -Consolidated Balance Sheets at September 30, 2008 and 2007
   -Consolidated Statements of Cash Flows for years ended September 30, 2008, 2007 and 2006
   -Consolidated Statements of Shareholders' Equity for the three years ended September 30, 2008
   -Notes to Consolidated Financial Statements

2. Financial Statement Schedules. None. Schedules not included have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits. See the Exhibit Index that appears at the end of this document and which is incorporated herein. Exhibits 10.10 through 10.60 are management compensation plans or arrangements.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Ralcorp Holdings, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**RALCORP HOLDINGS, INC.**

By: /s/ KEVIN J. HUNT
Kevin J. Hunt
Co-Chief Executive Officer and President

/s/ DAVID P. SKARIE
David P. Skarie
Co-Chief Executive Officer and President

December 11, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

| Signature | Title | Date |
|---|---|---|
| /s/ KEVIN J. HUNT<br>Kevin J. Hunt | Director and Co-Chief Executive Officer and President (Principal Executive Officer) | December 11, 2008 |
| /s/ DAVID P. SKARIE<br>David P. Skarie | Director and Co-Chief Executive Officer and President (Principal Executive Officer) | December 11, 2008 |
| /s/ THOMAS G. GRANNEMAN<br>Thomas G. Granneman | Corporate Vice President and Controller (Principal Accounting Officer) | December 11, 2008 |
| /s/ THOMAS G. GRANNEMAN<br>Thomas G. Granneman, attorney-in-fact for Bill G. Armstrong | Director | December 11, 2008 |
| /s/ THOMAS G. GRANNEMAN<br>Thomas G. Granneman, attorney-in-fact for David R. Banks | Director | December 11, 2008 |
| /s/ THOMAS G. GRANNEMAN<br>Thomas G. Granneman, attorney-in-fact for Jack W. Goodall | Director | December 11, 2008 |
| /s/ THOMAS G. GRANNEMAN<br>Thomas G. Granneman, attorney-in-fact for David W. Kemper | Director | December 11, 2008 |
| /s/ THOMAS G. GRANNEMAN<br>Thomas G. Granneman, attorney-in-fact for Richard A. Liddy | Director | December 11, 2008 |
| /s/ THOMAS G. GRANNEMAN<br>Thomas G. Granneman, attorney-in-fact for Joe R. Micheletto | Director | December 11, 2008 |
| /s/ THOMAS G. GRANNEMAN<br>Thomas G. Granneman, attorney-in-fact for J. Patrick Mulcahy | Director | December 11, 2008 |
| /s/ THOMAS G. GRANNEMAN<br>Thomas G. Granneman, attorney-in-fact for William P. Stiritz | Director | December 11, 2008 |
| /s/ THOMAS G. GRANNEMAN<br>Thomas G. Granneman, attorney-in-fact for David R. Wenzel | Director | December 11, 2008 |

## EXHIBIT INDEX

| Exhibit Number | Description of Exhibit |
|---|---|
| *2.1 | RMT Transaction Agreement dated 11/15/07, by and among Kraft Foods Inc., Cable Holdco Inc., Ralcorp Holdings, Inc. and Ralcorp Mailman LLC (Filed as Exhibit 2.1 to the Company's Form 8-K filed 11/20/07). |
| *3.1 | Restated Articles of Incorporation of Ralcorp Holdings, Inc. (Filed as Exhibit 3.1 to the Company's Form 10-Q for the period ended December 31, 1996). |
| *3.2 | Bylaws of Ralcorp Holdings, Inc. (Filed as Exhibit 99.1 to the Company's Form 8-K filed June 7, 2007). |
| *4.1 | Indenture, dated August 4, 2008, between Cable Holdco, Inc. and Deutsche Bank Trust Company Americas, as trustee (Filed as Exhibit 4.1 to the Company's form 8-K filed August 8, 2008). |
| *4.2 | First Supplemental Indenture, dated August 4, 2008, by and between Ralcorp Mailman LLC and Deutsche Bank Trust Company Americas (Filed as Exhibit 4.2 to the Company's form 8-K filed August 8, 2008). |
| *4.3 | Second Supplemental Indenture, dated August 4, 2008, by and between Ralcorp Holdings, Inc. and Deutsche Bank Trust Company Americas (Filed as Exhibit 4.3 to the Company's form 8-K filed August 8, 2008). |
| *10.1 | Reorganization Agreement dated as of January 31, 1997 by and among Ralcorp Holdings, Inc., New Ralcorp Holdings, Inc., Ralston Foods, Inc., Chex, Inc. and General Mills, Inc. (Filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended December 31, 1997). |
| *10.2 | Receivables Purchase Agreement dated as of September 25, 2001 among Ralcorp Receivables Corporation, Ralcorp Holdings, Inc., Falcon Asset Securitization Corporation and Bank One, N.A. (Filed as Exhibit 10.4 to the Company's Form 10-K for the year ended September 30, 2001). |
| *10.3 | Amendment No. 5 to Receivables Purchase Agreement dated as of September 25, 2001 among Ralcorp Receivables Corporation, Ralcorp Holdings, Inc., Falcon Asset Securitization Corporation and Bank One, N.A. dated October 20, 2005 (Filed as Exhibit 10.4 to the Company's Form 10-K for the year ended September 30, 2005). |
| *10.4 | Amendment No. 6 to Receivables Purchase Agreement dated October 19, 2006 among Ralcorp Holdings, Inc., Ralcorp Receivables Corporation, Falcon Asset Securitization Company LLC, formerly known as Falcon Asset Securitization Corporation and JPMorgan Chase Bank, N.A., successor by merger to Bank One, NA (Filed as Exhibit 10.1 to the Company's Form 8-K filed on October 25, 2006). |
| *10.5 | Amendment No. 7 to Receivables Purchase Agreement dated October 18, 2007 among Ralcorp Holdings, Inc., Ralcorp Receivables Corporation, Falcon Asset Securitization Company LLC, formerly known as Falcon Asset Securitization Corporation and JPMorgan Chase Bank, N.A., successor by merger to Bank One, NA (Filed as Exhibit 10.6 to the Company's Form 10-K dated November 29, 2007). |
| *10.6 | Amendment No. 8 to Receivables Purchase Agreement dated October 18, 2007 among Ralcorp Holdings, Inc., Ralcorp Receivables Corporation, Falcon Asset Securitization Company LLC, formerly known as Falcon Asset Securitization Corporation and JPMorgan Chase Bank, N.A., successor by merger to Bank One, NA (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended March 31, 2008). |
| *10.7 | Amendment No. 9 to Receivables Purchase Agreement dated October 16, 2008 (Filed as Exhibit 10.1 to the Company's Form 8-K filed on October 16, 2008). |
| *10.8 | Agreement and Plan of Merger dated as of August 13, 1996 by and among Ralcorp Holdings, Inc., General Mills, Inc. and General Mills Missouri, Inc. (Filed as Exhibit 2.6 to the Company's Form 10-Q for the period ended December 31, 1996). |
| *10.9 | Stock Purchase Agreement by and among Vail Resorts, Inc., Ralston Foods, Inc. and Ralston Resorts, Inc. dated July 22, 1996 (Filed as Exhibit 10.10 to the Company's Registration Statement on Form 10, dated December 27, 1996). |

| Exhibit Number | Description of Exhibit |
|---|---|
| *10.10 | Amended and Restated Incentive Stock Plan Effective October 1, 2008 (Filed as Exhibit 10.10 to the Company's Form 10-K for the year ended September 30, 2008). |
| *10.11 | Form of 1997 Non-Qualified Stock Option Agreement (Filed as Exhibit 10.01 to the Company's Form 10-Q for the period ended June 30, 1997). |
| *10.12 | Form of 1997 Non-Qualified Stock Option Agreement for Non-Management Directors (Filed as Exhibit 10.01 to the Company's Form 10-Q for the period ended June 30, 1997). |
| *10.13 | Form of Amended and Restated Management Continuity Agreement for Corporate Officers (Filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended March 31, 2006). |
| *10.14 | Form of Management Continuity Agreement for Co-Chief Executive Officers (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended March 31, 2006). |
| *10.15 | Summary of Terms for 1998 Non-Qualified Stock Options (Filed as Exhibit 10.23 to the Company's Form 10-K for the year ended September 30, 1998). |
| *10.16 | Split Dollar Second to Die Life Insurance Arrangement (Filed as Exhibit 10.07 to the Company's Registration Statement on Form 10 dated December 27, 1996). |
| *10.17 | Amended and Restated Deferred Compensation Plan for Non-Management Directors Effective October 1, 2008 (Filed as Exhibit 10.17 to the Company's Form 10-K for the year ended September 30, 2008). |
| *10.18 | Amended and Restated Deferred Compensation Plan for Key Employees Effective October 1, 2008 (Filed as Exhibit 10.18 to the Company's Form 10-K for the year ended September 30, 2008). |
| *10.19 | Executive Health Plan Effective January 1, 2001 (Filed as Exhibit 10.20 to the Company's Form 10-K for the year ended September 30, 2005). |
| *10.20 | Amended and Restated Executive Long Term Disability Plan Effective October 1, 2005 (Filed as Exhibit 10.21 to the Company's Form 10-K for the year ended September 30, 2005). |
| *10.21 | Supplemental Retirement Plan (Filed as Exhibit 10.14 to the Company's Registration Statement on Form 10 dated December 27, 1996). |
| *10.22 | Amended and Restated Retired Executive Survivor Benefit Plan Effective October 1, 2005 (Filed as Exhibit 10.23 to the Company's Form 10-K for the year ended September 30, 2005). |
| *10.23 | Amended and Restated Executive Savings Investment Plan Effective October 1, 2008 (Filed as Exhibit 10.23 to the Company's Form 10-K for the year ended September 30, 2008). |
| *10.24 | Form of Indemnification Agreement for all Non-Management Directors of the Company (Filed as Exhibit 10.35 to the Company's Form 10-K for the year ended September 30, 1999). |
| *10.25 | Form of Indemnification Agreement for all Management Directors of the Company (Filed as Exhibit 10.36 to the Company's Form 10-K for the year ended September 30, 1999). |
| *10.26 | Form of Indemnification Agreement for all Corporate Officers who are not Directors of the Company (Filed as Exhibit 10.37 to the Company's Form 10-K for the year ended September 30, 1999). |
| *10.27 | Summary of Terms of 1999 Non-Qualified Stock Options (Filed as Exhibit 10.38 to the Company's Form 10-K for the year ended September 30, 1999). |
| *10.28 | Summary of Terms of 2001 Non-Qualified Stock Options (Filed as Exhibit 10.33 to the Company's Form 10-K for the year ended September 30, 2001). |
| *10.29 | Form of Non-Qualified Stock Option Agreement dated May 24, 2001 for each Non-Management Director (Filed as Exhibit 10.34 to the Company's Form 10-K for the year ended September 30, 2001). |
| *10.30 | Form of Non-Qualified Director Stock Option Agreement dated September 27, 2001 for each Non-Management Director (Filed as Exhibit 10.35 to the Company's Form 10-K for the year ended September 30, 2001). |
| *10.31 | Restricted Stock Award Agreement dated May 24, 2001 with William P. Stiritz (Filed as Exhibit 10.36 to the Company's Form 10-K for the year ended September 30, 2001). |

Form 10-K

| Exhibit Number | Description of Exhibit |
|---|---|
| *10.32 | Amended and Restated Ralcorp Holdings, Inc. 2002 Incentive Stock Plan Effective October 1, 2008 (Filed as Exhibit 10.32 to the Company's Form 10-K for the year ended September 30, 2008). |
| *10.33 | 2002 Restricted Stock Award Agreement with William P. Stiritz granted January 2, 2002 (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended March 31, 2002). |
| *10.34 | Form of 2002 Non-Qualified Stock Option Agreement (Filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended March 31, 2002). |
| *10.35 | Form of 2002 Non-Qualified Stock Option Agreement for Non-Management Directors (Filed as Exhibit 10.41 to the Company's Form 10-K for the year ended September 30, 2002). |
| *10.36 | 2003 Restricted Stock Award Agreement with William P. Stiritz (Filed as Exhibit 10.42 to the Company's Form 10-K for the year ended September 30, 2003). |
| *10.37 | Form of 2003 Non-Qualified Stock Option Agreement (Filed as Exhibit 10.42 to the Company's Form 10-K for the year ended September 30, 2003). |
| *10.38 | Form of 2003 Non-Qualified Stock Option Agreement for Non-Management Directors (Filed as Exhibit 10.42 to the Company's Form 10-K for the year ended September 30, 2003). |
| *10.39 | Restricted Stock Award Agreement dated January 2, 2004 with William P. Stiritz (Filed as Exhibit 10.42 to the Company's Form 10-K for the year ended September 30, 2004). |
| *10.40 | Form of Non-Qualified Stock Option Agreement dated February 5, 2004 (Filed as Exhibit 10.44 to the Company's Form 10-K for the year ended September 30, 2004). |
| *10.41 | Form of 2004 Long-Term Restricted Stock Award for Corporate Officers (Filed as Exhibit 99.1 to the Company's Form 8-K dated as of September 29, 2004). |
| *10.42 | Form of Director Non-Qualified Stock Option Agreement dated September 23, 2004 (Filed as Exhibit 99.1 to the Company's Form 8-K dated September 29, 2004). |
| *10.43 | Form of Non-Qualified Stock Option Agreement dated February 2, 2005 (Filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended March 31, 2005). |
| *10.44 | Restricted Stock Award Agreement dated June 29, 2005 (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended June 30, 2005). |
| *10.45 | Form of Director Non-Qualified Stock Option Agreement dated September 29, 2005 (Filed as Exhibit 99.1 to the Company's Form 8-K dated October 5, 2005). |
| *10.46 | Form of Stock Appreciation Rights Agreement dated September 29, 2005 (Filed as Exhibit 10.48 to the Company's Form 10-K for the year ended September 30, 2005). |
| *10.47 | Restricted Stock Award Agreement dated January 3, 2006 with William P. Stiritz (Filed as Exhibit 99.1 to the Company's Form 8-K dated January 5, 2006). |
| *10.48 | Form of 2006 Non-Qualified Stock Option Agreement dated September 28, 2006 (Filed as Exhibit 99.1 to the Company's Form 8-K filed on October 4, 2006). |
| *10.49 | Form of Stock Appreciation Rights – Summary of Terms (Filed as Exhibit 99.1 to the Company's Form 8-K filed on October 4, 2006). |
| *10.50 | Restricted Stock Award Agreement dated September 28, 2006 with Richard G. Scalise (Filed as Exhibit 10.53 to the Company's Form 10-K filed on December 13, 2006). |
| *10.51 | Restricted Stock Award Agreement dated January 3, 2007 with William P. Stiritz (Filed as Exhibit 99.1 to the Company's Form 8-K dated January 8, 2007). |
| *10.52 | Amended and Restated Ralcorp Holdings, Inc. 2007 Incentive Stock Plan Effective October 1, 2008 (Filed as Exhibit 10.52 to the Company's Form 10-K for the year ended September 30, 2008). |
| *10.53 | Long-Term Restricted Stock Awards dated March 30, 2007 granted to the Company's named executive officers described in the Company's 2006 Proxy Statement (Filed as Exhibit 99.1 to the Company's Form 8-K filed on September 29, 2004). |

Form 10-K

| Exhibit Number | Description of Exhibit |
|---|---|
| *10.54 | Form of Stock Appreciation Rights Agreement dated September 27, 2007 (Summary of terms filed in the Company's 8-K on October 2, 2007). |
| *10.55 | Form of 2007 Non-Employee Director Stock Appreciation Rights dated September 27, 2007 (Filed as Exhibit 99.1 to the Company's 8-K filed on October 2, 2007). |
| *10.56 | Form of 2007 Non-Employee Director Stock Appreciation Rights Agreement dated October 1, 2007 (Filed as Exhibit 99.1 to the Company's 8-K filed on October 2, 2007). |
| *10.57 | Form of Long-Term Cash Incentive Award Agreement for Co-Chief Executive Officers (Filed as Exhibit 10.57 to the Company's Form 10-K for the year ended September 30, 2008). |
| *10.58 | Form of Long-Term Cash Incentive Award Agreement for Corporate Officers (Filed as Exhibit 10.58 to the Company's Form 10-K for the year ended September 30, 2008). |
| *10.59 | Form of Stock Appreciation Rights Agreement dated September 25, 2008 (Filed as Exhibit 10.1 to the Company's Form 8-K dated September 25, 2008). |
| *10.60 | Form of Non-Employee Director Stock Appreciation Rights Agreement dated September 25, 2008 (Filed as Exhibit 10.2 to the Company's Form 8-K dated September 25, 2008). |
| *10.61 | Floating Rate Senior Notes, Series A, due May 22, 2010 Note Purchase Agreement (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended June 30, 2003). |
| *10.62 | $145,000,000 4.24% Series B Senior Notes due December 22, 2010, First Supplement to Note Purchase Agreements dated as of December 22, 2003 (Filed as Exhibit 10.4 to the Company's Form 10-Q for the period ended December 31, 2003). |
| *10.63 | $50,000,000 5.43% Series C Senior Notes due December 22, 2013, Second Supplement to Note Purchase Agreements dated as of December 22, 2003 (Filed as Exhibit 10.5 to the Company's Form 10-Q for the period ended December 31, 2003). |
| *10.64 | $75,000,000 4.76% Series D Senior Notes due December 22, 2013, Third Supplement to Note Purchase Agreements dated as of December 22, 2003 (Filed as Exhibit 10.6 to the Company's Form 10-Q for the period ended December 31, 2003). |
| *10.65 | First Amendment dated as of December 22, 2005 to Note Purchase Agreements dated as of May 22, 2003 and Series A, B, C, D and E and F Senior Notes (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended December 31, 2005). |
| *10.66 | $100,000,000 5.57% Senior Notes, Series E due December 21, 2015, Fourth Supplement to Note Purchase Agreement Senior Notes dated as of December 21, 2005 (Filed as Exhibit 10.2 to the Company's Form 10-Q for the period ended December 31, 2005). |
| *10.67 | $75,000,000 5.43% Senior Notes, Series F due December 21, 2012, Fifth Supplement to Note Purchase Agreement Senior Notes dated as of December 21, 2005 (Filed as Exhibit 10.3 to the Company's Form 10-Q for the period ended December 31, 2005). |
| *10.68 | $50,000,000 Floating Rate Senior Notes, Series G due February 22, 2011, Sixth Supplement to Note Purchase Agreement dated as of February 22, 2006 (Filed as Exhibit 99.1 to the Company's Form 8-K on February 27, 2006). |
| *10.69 | $50,000,000 Floating Rate Senior Notes, Series H due February 22, 2011, Seventh Supplement to Note Purchase Agreement dated as of February 22, 2006 (Filed as Exhibit 99.2 to the Company's Form 8-K on February 27, 2006). |
| *10.70 | $75,000,000 5.56% Senior Notes, Series I, Tranche A, and $25,000,000 5.58% Senior Notes, Series I, Tranche B due January 18, 2019, Eighth Supplement to Note Purchase Agreement dated January 18, 2007 (Filed as Exhibit 99.1 to the Company's Form 8-K on January 24, 2007). |
| *10.71 | $100,000,000 5.93% Senior Notes, Series J due May 11, 2022, Ninth Supplement to Note Purchase Agreement, dated May 11, 2007 (Filed as Exhibit 99.1 Company's Form 8-K on May 15, 2007). |

| Exhibit Number | Description of Exhibit |
|---|---|
| *10.72 | Second Amendment dated as of July 9, 2008 to Note Purchase Agreements dated as of May 22, 2003 and Series A, B, C, D, E, F, G, H, I and J Senior Notes (Filed as Exhibit 10.4 to the Company's Form 8-K on August 8, 2008). |
| *10.73 | $400,000,000 Credit Agreement (revolving credit) dated as of July 18, 2008 among Ralcorp Holdings, Inc., the Lenders party thereto, and JPMorgan Chase Bank as Administrative Agent, Swingline Lender and Issuing Bank dated as of July 18, 2008 (Filed as Exhibit 10.1 to the Company's Form 10-Q for the period ended June 30, 2008). |
| *10.74 | $200,000,000 Credit Agreement (term loan) dated as of August 4, 2008 among Ralcorp Holdings, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., Bank of America, N.A., J.P. Morgan Securities Inc. and Banc of America Securities LLC (Filed as Exhibit 10.2 to the Company's form 8-K filed August 8, 2008). |
| *10.75 | Tax Allocation Agreement dated as of August 4, 2008 between Kraft Foods Inc., Cable Holdco, Inc. and Ralcorp Holdings, Inc. (Filed as Exhibit 10.3 to the Company's form 8-K filed August 8, 2008). |
| *21 | Subsidiaries of the Company (Filed as Exhibit 21 to the Company's Form 10-K for the year ended September 30, 2008). |
| 23 | Consent of PricewaterhouseCoopers LLP. |
| *24 | Power of Attorney (Filed as Exhibit 24 to the Company's Form 10-K for the year ended September 30, 2008). |
| 31.1 | Certification of Kevin J. Hunt pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated December 11, 2008. |
| 31.2 | Certification of David P. Skarie pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated December 11, 2008. |
| 31.3 | Certification of Thomas G. Granneman pursuant to Rule 13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, dated December 11, 2008. |
| 32 | Certification of Kevin J. Hunt, David P. Skarie and Thomas G. Granneman, pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, dated December 11, 2008. |

* Incorporated by reference

Form 10-K

**CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Kevin J. Hunt, certify that:

1. I have reviewed this Amendment No. 1 to the Annual Report on Form 10-K of Ralcorp Holdings, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 11, 2008

/s/ KEVIN J. HUNT

Kevin J. Hunt
Co-Chief Executive Officer and President

## CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, David P. Skarie, certify that:

1. I have reviewed this Amendment No. 1 to the Annual Report on Form 10-K of Ralcorp Holdings, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 11, 2008

/s/ DAVID P. SKARIE

David P. Skarie
Co-Chief Executive Officer and President

**CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Thomas G. Granneman, certify that:

1. I have reviewed this Amendment No. 1 to the Annual Report on Form 10-K of Ralcorp Holdings, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: December 11, 2008

/s/ THOMAS G. GRANNEMAN

Thomas G. Granneman
Controller and Chief Accounting Officer



Form 10-K

**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with Amendment No. 1 to the Annual Report of Ralcorp Holdings, Inc. (the "Company") on Form 10-K for the period ending September 30, 2008, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Kevin J. Hunt and David P. Skarie, Co-Chief Executive Officers of the Company, and I, Thomas G. Granneman, Controller and Chief Accounting Officer, certify, to the best of our knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

| /s/ KEVIN J. HUNT | /s/ DAVID P. SKARIE | /s/ THOMAS G. GRANNEMAN |
|---|---|---|
| Kevin J. Hunt<br>Co-Chief Executive Officer<br>Ralcorp Holdings, Inc. | David P. Skarie<br>Co-Chief Executive Officer<br>Ralcorp Holdings, Inc. | Thomas G. Granneman<br>Controller and Chief Accounting Officer<br>Ralcorp Holdings, Inc. |

Date: December 11, 2008

A signed original of this written statement required by Section 906 has been provided to Ralcorp Holdings, Inc. and will be retained by Ralcorp Holdings, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

# RALCORP HOLDINGS, INC.

## NOTICE OF ANNUAL MEETING OF SHAREHOLDERS



DEAR SHAREHOLDERS:

The 2009 Annual Meeting of Shareholders of Ralcorp Holdings, Inc. will be held at 8:30 a.m. local time, on Tuesday, January 27, 2009, at the Bank of America Plaza, 800 Market St., 26th floor, St. Louis, Missouri, 63101 for the following purposes:

- To elect four directors;
- To ratify the appointment of PricewaterhouseCoopers LLP as the Company's Independent Registered Public Accounting Firm; and
- To transact any other business that may properly be presented at the Annual Meeting.

If you were a shareholder of record at the close of business on November 21, 2008, then you may vote on these matters.

It is important that your shares be represented and voted at the Annual Meeting. Whether you plan to attend the Annual Meeting or not, we encourage you to vote in one of three ways:

- USE THE INTERNET WEBSITE shown on the Proxy Card;
- USE THE TOLL-FREE TELEPHONE NUMBER shown on the Proxy Card; or
- MARK, SIGN, DATE, and PROMPTLY RETURN the Proxy Card in the postage-paid envelope provided.

By Order of the Board of Directors,



Charles G. Huber, Jr.
*Secretary*

November 26, 2008

# RALCORP HOLDINGS, INC.

**800 Market Street**
**St. Louis, MO 63101**

## PROXY STATEMENT


| | Page |
|---|---|
| QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS | 1 |
| ITEM 1—ELECTION OF DIRECTORS | 3 |
| INFORMATION ABOUT RALCORP'S BOARD OF DIRECTORS | 4 |
| SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS | 6 |
| SECURITY OWNERSHIP OF MANAGEMENT | 7 |
| BOARD GOVERNANCE | 8 |
| DIRECTOR COMPENSATION | 11 |
| EXECUTIVE COMPENSATION | 13 |
| Compensation Discussion and Analysis | 13 |
| *Summary Compensation Table* | 20 |
| *Grants of Plan-Based Awards Table* | 21 |
| *Outstanding Equity Awards at Fiscal Year-End* | 23 |
| Executive Benefits | 25 |
| *Pension Benefits Table* | 26 |
| *Non-Qualified Deferred Compensation Table* | 27 |
| Executive Agreements | 28 |
| *Potential Payments upon Termination Table* | 29 |
| EQUITY COMPENSATION PLAN INFORMATION FOR FISCAL YEAR END | 30 |
| ITEM 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM | 30 |
| COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION | 31 |
| AUDIT COMMITTEE REPORT | 31 |
| CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS | 32 |
| OTHER MATTERS | 32 |
| APPENDIX A - CORPORATE GOVERNANCE GUIDELINES | A-1 |

# RALCORP HOLDINGS, INC.

## PROXY STATEMENT FOR THE 2009 ANNUAL MEETING OF SHAREHOLDERS

### QUESTIONS AND ANSWERS ABOUT THESE PROXY MATERIALS

**Why Am I Receiving These Materials?**

The Board of Directors of Ralcorp Holdings, Inc. ("Ralcorp" or the "Company") is soliciting proxies to be used at the 2009 Annual Meeting of Shareholders. This Proxy Statement and Proxy Card are being mailed to shareholders on or about December 22, 2008. A copy of Ralcorp's Annual Report on Form 10-K containing financial statements for the fiscal year ended September 30, 2008 has been mailed with this Proxy Statement.

YOUR VOTE IS VERY IMPORTANT AND YOU ARE ENCOURAGED TO VOTE WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING.

**Where And When Is The Annual Meeting?**

The Annual Meeting will take place at 8:30 a.m. local time, on Tuesday, January 27, 2009, at the Bank of America Plaza, 800 Market St., 26th floor, St. Louis, Missouri, 63101.

**Who Can Vote?**

Record holders of Ralcorp Common Stock on November 21, 2008 may vote at the Annual Meeting. On that date, there were 56,340,875 shares of Ralcorp Common Stock outstanding.

**How Do I Vote?**

Shares Registered In Your Name:

- **Vote by Internet.** Go to www.investorvote.com, enter the information requested on your computer screen and follow the instructions provided.
- **Vote by Telephone.** Using a touch-tone telephone, call 1-800-652-VOTE (8683) toll-free and follow the instructions provided.
- **Vote by Mail.** Mark your Proxy Card, sign, date and return it in the postage-paid envelope provided.
- **Vote in Person.** Attend the Annual Meeting and cast your vote there.

To vote by Internet or telephone, you will need your Voter Control Number located above your name on your Proxy Card. Internet and telephone voting are available twenty-four hours a day until 1:00 a.m. central time on Tuesday, January 27, 2009. **Please do not return your Proxy Card if you vote by Internet or telephone.**

Shares Held By Your Bank Or Broker:

If your Ralcorp Common Stock is held in the name of a bank or broker, you should follow the voting instructions you receive from your bank or broker. If you wish to attend the Annual Meeting and vote your shares in person, then you will need to bring an account statement or letter from your bank or broker indicating that you were the record holder of your shares as of November 21, 2008.

Shares Held In The Savings Investment Plan:

If you participate in the Company's Savings Investment Plan (SIP) and are the record holder of Ralcorp Common Stock in exactly the same name as you are identified by in the SIP, then you will receive a single Proxy Card to vote all of your shares. If your SIP account is not in exactly the same name as your shares of record, then you will receive one Proxy Card for your SIP shares and one for your record shares.

If you own shares through the SIP and we have not received your vote by 5:00 p.m. eastern standard time on January 23, 2009, then the trustee will vote your shares in the same proportion as the shares that are voted on behalf of the other participants in the SIP. The trustee will also vote unallocated shares of Ralcorp Common Stock held in the SIP in direct proportion to the voting of allocated shares in the SIP as to which voting instructions have been received, unless doing so would be inconsistent with the trustee's duties.



**How Many Votes Are Needed?**

If a quorum is represented at the Annual Meeting, then the following votes are required:

- **Election of Directors**

A majority of shares entitled to vote and present (in person or by proxy) at the Annual Meeting must be voted **"FOR"** a nominee.

- **Ratification of Appointment of Independent Registered Public Accounting Firm**

A majority of shares entitled to vote and present (in person or by proxy) at the Annual Meeting must be voted **"FOR"** the ratification of appointment of independent accountants.

- **Other Matters**

Generally, a majority of the shares entitled to vote and present (in person or by proxy) at the Annual Meeting must be voted **"FOR"** such other matter(s). However, the Company does not know of any other matter that will be presented at this Annual Meeting.

**How Can I Change My Vote?**

You can change your vote in one of three ways:

- Send in another later dated proxy, or vote again electronically after your original vote;
- Notify Ralcorp's Corporate Secretary in writing before the Annual Meeting that you have revoked your proxy; or
- Vote in person at the Annual Meeting.

**How Many Votes Do I Have?**

You are entitled to cast one vote for each share of Ralcorp Common Stock you own on the record date. A majority of the outstanding shares entitled to vote must be present (in person or by proxy) in order to conduct the election of directors along with other matters in this Proxy Statement. Record holders can check the number of shares they own by contacting Computershare, the Company's Transfer Agent, at 1-877-282-1169 or via the Internet at www.computershare.com.

**What Constitutes A Quorum?**

A majority of the outstanding shares entitled to vote at the Annual Meeting represented in person or by proxy constitutes a quorum.

**How Are Votes Counted?**

A Proxy Card marked "withhold" for a nominee or nominees acts as a vote against such nominee or nominees. A Proxy Card marked "abstain" on a matter will be considered to be represented at the Annual Meeting, but not voted for these purposes. Shares registered in the name of a bank, broker, or other "street name" agent, for which proxies are voted on some, but not all matters, will be considered to be represented at the Annual Meeting and voted only as to those matters marked on the Proxy Card.

All shares that are properly voted (whether by Internet, telephone, or mail) will be voted at the Annual Meeting in accordance with your instructions. If you sign the Proxy Card but do not give voting instructions, the shares represented by your Proxy Card will be voted as recommended by the Board of Directors.

If any other matters are properly presented at the Annual Meeting, the people named on the Proxy Card will use their discretion to vote on your behalf.

**Important Notice Regarding the Availability of Proxy Materials**

The notice of the meeting, this proxy statement and our 2008 annual report (which includes our annual report on Form 10-K for the year ended September 30, 2008) are available at:

*http://phx.corporate-ir.net/phoenix.zhtml?c=102251&p=proxy.*

We will reimburse brokers, custodians, nominees and fiduciaries for reasonable expenses incurred by them in forwarding proxy material to beneficial owners of our common stock. The costs of the solicitation will be borne by us.

**What Does The Board Recommend?**

The Board recommends you vote "**FOR**" the four nominees for director and "**FOR**" the ratification of appointment of independent registered public accounting firm.

## ELECTION OF DIRECTORS
**Item 1 on Proxy Card**

Eleven members serve on the Board of Directors. The Board is currently divided into three classes, with one class consisting of five members and two classes consisting of three members. Directors for each class are elected at the Annual Meeting held in the year in which the term for their class expires. Messrs. Banks, Goodall, Micheletto and Skarie constitute the class whose term expires at the 2009 Annual Meeting.

The Board has nominated David R. Banks, Jack W. Goodall, Joe R. Micheletto and David P. Skarie for election as directors at the Annual Meeting, to serve until the 2012 Annual Meeting. Upon the election of Messrs. Banks, Goodall, Micheletto and Skarie, the Board will consist of two classes consisting of four members and one class consisting of three members.

Each nominee has agreed to serve and the Board does not contemplate that any of the nominees will be unable to stand for election. However, if any nominee becomes unable to serve before the Annual Meeting, then your Proxy Card will be voted for a person that the Board nominates in such nominee's place, unless you have withheld authority to vote for all nominees. There are no family relationships among our directors and corporate officers.

Other directors not up for election this year will continue in office for the remainder of their terms or until their death, resignation or removal. Proxies may not be voted for a greater number of persons than the nominees listed beginning on page 4.

Proxy Statement

## INFORMATION ABOUT RALCORP'S BOARD OF DIRECTORS

Biographical information on Messrs. Banks, Goodall, Micheletto and Skarie, and the directors continuing in office, is set forth below. Directors' ages are as of December 31, 2008.

**BILL G. ARMSTRONG**—*Continuing in office—Term expiring 2010*

| | |
|---|---|
| Age: | 60 |
| Director Since: | October 2004 |
| Principal Occupation/ Recent Business Experience: | Mr. Armstrong served as Executive Vice President and Chief Operating Officer of Cargill Animal Nutrition from May 2001 to September 2004. |
| Other Directorships: | Energizer Holdings, Inc. |

**DAVID R. BANKS**—*Standing for election at this meeting for a term expiring 2012*

| | |
|---|---|
| Age: | 71 |
| Director Since: | May 2001 |
| Principal Occupation/ Recent Business Experience: | Private equity investor. |
| Other Directorships: | Nationwide Health Properties, Inc. |

**JACK W. GOODALL**—*Standing for election at this meeting for a term expiring 2012*

| | |
|---|---|
| Age: | 70 |
| Director Since: | March 1994 |
| Principal Occupation/ Recent Business Experience: | Private Equity Investor. |
| Other Directorships: | Rubio's Restaurants, Inc. |

**KEVIN J. HUNT**—*Continuing in office—Term expiring 2011*

| | |
|---|---|
| Age: | 57 |
| Director Since: | October 2004 |
| Principal Occupation/ Recent Business Experience: | Mr. Hunt has been Co-Chief Executive Officer and President of Ralcorp Holdings, Inc. since September 2003 and Chief Executive Officer of Bremner Food Group, Inc. since 1995, of Nutcracker Brands, Inc. since September 2003 and of The Carriage House Companies, Inc. since February 2008. Mr. Hunt has been employed with the Company since 1985. |

**DAVID W. KEMPER**—*Continuing in office—Term expiring 2011*

| | |
|---|---|
| Age: | 58 |
| Director Since: | October 1994 |
| Principal Occupation/ Recent Business Experience: | Mr. Kemper has been Chairman, President and Chief Executive Officer of Commerce Bancshares, Inc. (bank holding company) since October 1991. |
| Other Directorships: | Tower Properties Company |

**RICHARD A. LIDDY**—*Continuing in office—Term expiring 2010*

| | |
|---|---|
| Age: | 73 |
| Director Since: | February 2001 |
| Principal Occupation/ Recent Business Experience: | Private Equity Investor. |
| Other Directorships: | Energizer Holdings, Inc. |

**JOE R. MICHELETTO**—*Standing for election at this meeting for a term expiring 2012*

| | |
|---|---|
| Age: | 72 |
| Director Since: | January 1994 |
| Principal Occupation/ Recent Business Experience: | Mr. Micheletto has been Vice-Chairman of the Board of Directors of Ralcorp Holdings, Inc. since September 2003. Mr. Micheletto served as Chief Executive Officer and President of Ralcorp Holdings, Inc. from September 1996 to September 2003. He has also been Chairman of the Board of Vail Resorts, Inc. since February 2006. |
| Other Directorships: | Energizer Holdings, Inc. and Vail Resorts, Inc. |

**J. PATRICK MULCAHY**—*Continuing in office—Term expiring 2010*

| | |
|---|---|
| Age: | 64 |
| Director Since: | October 2007 |
| Principal Occupation/ Recent Business Experience: | Mr. Mulcahy has been Chairman of the Board of Directors of Energizer Holdings, Inc. since January 2007 and prior to that time served as Vice Chairman of Energizer Holdings, Inc. from January 2005 to January 2007. Mr. Mulcahy also served as Chief Executive Officer of Energizer Holdings, Inc. from 2000 to 2005. |
| Other Directorships: | Energizer Holdings, Inc., Solutia, Inc. and Hanesbrands, Inc. |

**DAVID P. SKARIE**—*Standing for election at this meeting for a term expiring 2012*

| | |
|---|---|
| Age: | 62 |
| Director Since: | October 2004 |
| Principal Occupation/ Recent Business Experience: | Mr. Skarie has been Co-Chief Executive Officer and President of Ralcorp Holdings, Inc. since September 2003 and Chief Executive Officer of Ralston Foods since January 2002 and Post Foods since August 2008. Mr. Skarie has been employed with the Company since 1986. |

**WILLIAM P. STIRITZ, Chairman of the Board**—*Continuing in office—Term expiring 2010*

| | |
|---|---|
| Age: | 73 |
| Director Since: | January 1994 |
| Principal Occupation/ Recent Business Experience: | Private equity investor. Mr. Stiritz was Chairman Emeritus of the Board of Energizer Holdings, Inc. (batteries) from January 2007 to May 2008. He served as Chairman of the Board from 2000 to January 2007 and Chairman of the Energizer Holdings, Inc. Management Strategy and Finance Committee from April 2000 to 2005. |
| Other Directorships: | Reliance Bancshares, Inc. and Vail Resorts, Inc. |

**DAVID R. WENZEL**—*Continuing in office—Term expiring 2011*

| | |
|---|---|
| Age: | 45 |
| Director Since: | October 2007 |
| Principal Occupation/ Recent Business Experience: | Mr. Wenzel has served as Vice President Global Finance of Covidien Imaging Solutions since July 2008. He served as Chief Operating Officer of EFR Group (portfolio of small manufacturing companies) from October 2005 to 2008, and served as Chairman of Manna-Pro Corporation (manufacturer and marketer of animal feeds) from 2004 to 2006. Mr. Wenzel also served as Executive Director of Catholic Social Services of Southern Illinois from 2002 to 2005. |



**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" MESSRS. BANKS, GOODALL, MICHELETTO AND SKARIE.**

## SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The table below indicates the holders of more than 5% of our common stock par value $0.01 per share. Upon the Post Foods acquisition on August 4, 2008, we issued approximately 30 million shares and therefore, the beneficial ownership below is calculated based on SEC filings made after August 4, 2008.

**Beneficial Ownership of More than 5% of Ralcorp Common Stock**

| Name and Address of Beneficial Owner | Number of Shares Beneficially Owned | % of shares Outstanding | Notes |
|---|---|---|---|
| Neuberger Berman Management Inc.<br>Neuberger Berman LLC<br>605 Third Avenue<br>New York, NY 10158 | 3,538,902 | 6.294 | Pursuant to schedule 13G filed on September 10, 2008, Neuberger Berman, LLC and Neuberger Berman Management Inc. both have shared power to make decisions whether to retain or dispose and vote the securities. Both companies are 100% owned subsidiaries of Neuberger Berman Inc. Both companies have sole voting power with respect to 2,033,424 shares, shared voting power for 682,500 shares and shared investment power for 3,538,902 shares. |
| FMR LLC<br>82 Devonshire Street<br>Boston, MA 02109 | 6,344,445 | 10.537 | Pursuant to schedule 13G filed on November 10, 2008, FMR LLC has sole voting power with respect to 1,211,144 shares and sole investment power with respect to 6,344,445 shares. |

## SECURITY OWNERSHIP OF MANAGEMENT

The following table shows the shares of Ralcorp common stock beneficially owned, as of November 21, 2008, by Ralcorp directors and executive officers. Except as noted, all such persons possess sole voting and investment powers with respect to the shares listed. An asterisk in the column listing the percentage of shares outstanding indicates that the person owns less than 1% of the common stock outstanding.

| Directors & Executive Officers | Number of Shares(a) | Exercisable Options(b) | Total | % of Shares Outstanding |
|---|---|---|---|---|
| Bill G. Armstrong | 2,000 | 20,781 | 22,781 | * |
| David R. Banks | 6,000 | 33,631 | 39,631 | * |
| Jack W. Goodall | 40,000 | 33,631 | 73,631 | * |
| David W. Kemper | 9,000 | 33,631 | 42,631 | * |
| Richard A. Liddy | 11,600(c) | 33,631 | 45,231 | * |
| Joe R. Micheletto | 303,047 | 13,070 | 316,117 | * |
| J. Patrick Mulcahy | 5,000 | 13,000 | 18,000 | * |
| William P. Stiritz | 586,921(d) | 245,621 | 832,542 | 1.5 |
| David R. Wenzel | 2,000 | 13,000 | 15,000 | * |
| Kevin J. Hunt | 63,666 | 131,427 | 195,071 | * |
| David P. Skarie | 57,173 | 151,154 | 208,196 | * |
| Thomas G. Granneman | 24,602(e) | 88,914 | 115,477 | * |
| Richard R. Koulouris | 32,125 | 46,052 | 78,177 | * |
| Richard G. Scalise | 30,000 | 5,500 | 35,500 | * |
| Ron D. Wilkinson | 31,792 | 72,693 | 104,486 | * |
| All Directors and Executive Officers as a Group (18 people) | 1,258,189 | 1,022,619 | 2,280,808 | 4.0 |

(a) In addition to shares held directly, the number of shares includes the following:

- Restricted Stock previously granted to Messrs. Hunt, Skarie, Granneman, Koulouris, Scalise and Wilkinson in 2004 and 2007. Restricted stock awards are valued by multiplying the closing market price of the common stock on the date of grant by the number of shares awarded. The Company pays dividends on shares of restricted stock at the same rate, if any, as paid to all shareholders. Dividends are held in an account bearing interest at the prime rate until restrictions lapse. The restrictions on the restricted stock awards lapse as follows: 2004 award—one-third on September 23 in 2011, 2012 and 2013; and 2007 award—one-third on March 30 in 2014, 2015 and 2016.

  The number for Mr. Stiritz includes 10,462 shares of restricted stock, which become released from restrictions upon his leaving the Board.

- Shares (or share equivalents) held indirectly in the SIP, Executive Savings Investment Plan (Executive SIP) and Deferred Compensation Plan for Key Employees. Shares in the SIP and Executive SIP are held in a separate fund in which participants acquire units. The fund also holds cash and short-term investments. The shares reported for a participant approximate the number of shares in the fund allocable to that participant and fluctuate due to the cash in the fund and the price of our common stock.

(b) Shares that could be acquired by exercising stock options and stock appreciation rights through January 30, 2009. Options and stock appreciation rights granted to a director become exercisable upon that director's termination, retirement, disability or death.

(c) Includes 1,000 shares of common stock held in a joint account with spouse and 6,600 shares owned by the Joanne Liddy Revocable Trust where Mr. Liddy has sole investment power.

(d) Includes 18,333 shares of common stock by Mr. Stiritz's wife.

(e) Mr. Granneman has shared voting and investment power with his wife with respect to 300 shares.

## BOARD GOVERNANCE

The Board of Directors has adopted categorical independence standards based on the NYSE listing standards and the SEC rules and regulations as described in the Company's Corporate Governance Guidelines ("Guidelines") that are attached as Appendix A to this Proxy Statement and are available on the Company's website at www.ralcorp.com/corporategovernance.htm or will be provided at no charge upon request sent to the Company's Secretary at PO Box 618, St. Louis, MO 63188-0618, Telephone: 314-877-7046. The Guidelines contain the categorical standards the Board uses to make its determination as to the materiality of the relations of each of its directors.

The Board has determined, in its judgment, that the following nine non-employee directors are independent from management: Messrs. Armstrong, Banks, Goodall, Kemper, Liddy, Micheletto, Mulcahy, Stiritz and Wenzel are independent directors as defined in the NYSE listing standards and the SEC rules and regulations. Mr. Kemper has a business relationship with the Company as described under the heading "Certain Relationships and Related Transactions" on page 32 of this Proxy Statement. The Board and the Corporate Governance and Compensation Committee have determined, in their judgment and based on the criteria in the Guidelines, that the relationship between Mr. Kemper and the Company is immaterial and therefore should not preclude a determination of independence. Messrs. Armstrong, Liddy, Micheletto and Mulcahy serve as directors of Energizer Holdings, Inc. ("Energizer") with Mr. Mulcahy serving as Chairman of the Board of Energizer. The Company, Energizer and Nestle Purina PetCare Company share in the common ownership of three aircraft. The joint ownership affords the Company the ability to share the acquisition expenses of the aircraft and costs not related to actual trips. Each of the owners incur the cost for their use of the aircraft and a pro rata portion of the fixed costs. In connection with the joint ownership of aircraft, no amounts are paid to Energizer and Energizer pays no amounts to the Company. As such, based on the criteria in the Company's Corporate Governance and Compensation Committee Guidelines, the joint ownership does not preclude Messrs. Armstrong, Liddy, Micheletto, and Mulcahy from being independent.

The Guidelines also address qualifications for directors. Generally, the Guidelines provide that directors should have the skills, expertise, integrity and knowledge of the industries in which the Company operates, and other qualities, to enhance the long-term interest of shareholders. The Board will evaluate each individual in the context of the entire Board of Directors with the objective of assembling a Board of Directors that will enhance the success of the Company and promote the interests of stockholders. Annually (or more often, if necessary), the Corporate Governance and Compensation Committee reviews the qualifications and backgrounds of the directors and makes recommendations to the Board as to the directors to be nominated for election by the shareholders at the next annual meeting or to be appointed as directors between annual meetings of the shareholders. The Guidelines do not contain any specific limitations on a director's ability to serve on boards or committees, including audit committees, of other organizations.

The Board has determined, in its judgment, that Messrs. Wenzel, Banks and Kemper qualify as an "audit committee financial expert" as defined by the SEC and that Messrs. Wenzel, Banks and Kemper have accounting and related financial management expertise within the meaning of the NYSE listing standards.

Generally, at each regularly scheduled meeting, the non-management directors meet without the presence of management. The independent directors meet without the presence of management and any non-independent director at least twice each year. When the Board meets without management, Mr. Stiritz, the Company's Chairman, or the Chairman of the Board Committee then in session, act as the presiding director.

Information concerning the standing committees of the Board is provided below.

### Audit Committee

The Committee's primary responsibilities are to monitor and oversee (a) the quality and integrity of the Company's financial statements and financial reporting, (b) the independence and qualifications of the Company's independent auditors, (c) the performance of the Company's independent audit, (d) the Company's systems of internal accounting, financial controls and disclosure controls, and (e) the Company's compliance with legal and regulatory requirements, codes of conduct and ethics programs.

The Audit Committee currently consists of seven directors. The Board has determined, in its judgment, that the Audit Committee is comprised solely of independent directors as defined in the NYSE listing standards and Rule 10A-3 of the Securities Exchange Act of 1934. The Committee operates under a written charter, adopted by the entire Board, which is available on the Company's website at www.ralcorp.com/corporategovernance.htm. The Audit Committee's report is on page 31 of this Proxy Statement.

**Corporate Governance and Compensation Committee**

The Corporate Governance and Compensation Committee reviews and revises, as necessary, the Company's Corporate Governance Guidelines. Criteria for Board membership is described in the Corporate Governance Guidelines attached as Appendix A. The Committee also recommends to the Board nominees for directors and executive officers of the Company. The Committee relies primarily on recommendations from management and members of the Board to identify director nominee candidates. However, the Committee will consider timely written suggestions from shareholders. Such suggestions and the nominees consent to being nominated, together with appropriate biographical information (including principal occupation for the previous 5 years, business and residential addresses, and education background), should be submitted in writing to the Secretary of the Company. Shareholders wishing to suggest a candidate for director nomination for the 2010 Annual Meeting should mail their suggestions to Ralcorp Holdings, Inc., PO Box 618, St. Louis, MO 63188-0618, Attn: Corporate Secretary. Suggestions must be received by the Secretary of the Company no later than August 25, 2009. The Committee also makes recommendations to the Board regarding CEO and other executive compensation and administers the Company's Deferred Compensation and Incentive Stock Plans.

The Committee currently consists of eight directors. The Board has determined, in its judgment, that the Corporate Governance and Compensation Committee is comprised solely of independent directors as defined in the NYSE listing standards. The Committee operates under a written charter, adopted by the entire Board, which is available on the Company's website at www.ralcorp.com/corporategovernance.htm. The Corporate Governance and Compensation Committee's report on fiscal year 2008 executive compensation is on page 19 of this Proxy Statement.

**Executive Committee**

The Executive Committee which consists of Messrs. Hunt, Micheletto, Skarie and Stiritz may exercise all Board authority in the intervals between Board meetings, to the extent such authority is in compliance with the Corporate Governance Guidelines and does not infringe upon the duties and responsibilities of other Board committees.

**Strategy and Financial Oversight Committee**

The Strategy and Financial Oversight Committee was formed on November 20, 2008 and consists of Messrs. Hunt, Mulcahy, Skarie and Stiritz. The Strategy and Financial Oversight Committee was created in light of the Company's increased size and anticipated complexity of future strategic transactions. The Committee periodically reviews financial and strategic matters with management during periods between Board meetings.

**Communication with the Board**

Shareholders and other parties interested in communicating directly with an individual director or with the non-management directors as a group, may do so by writing to the individual director or group, c/o Ralcorp Holdings, Inc., PO Box 618, St. Louis, Missouri 63188-0618, Attn: Corporate Secretary. The Board has directed that the Company's Secretary forward shareholder communications to the Chairman of the Board and any other director to whom the communications are directed. In order to facilitate an efficient and reliable means for directors to receive all legitimate communications directed to them regarding the governance or operation of the Company, the Secretary will use his discretion to refrain from forwarding the following: sales literature; defamatory material regarding the Company and/or its directors; incoherent or inflammatory

correspondence, particularly when such correspondence is repetitive and was addressed previously in some manner; and other correspondence unrelated to the Board's corporate governance and oversight responsibilities.

**Director Attendance at Annual Meeting**

The Board has directed that the Company schedule, whenever practicable, a Board meeting and any Committee meetings on the same day as the Company's Annual Meeting of Shareholders. The Board's meetings on that day will be convened or adjourned to allow all directors who are physically present for the meetings to attend the Company's Annual Meeting of Shareholders. The Company's Corporate Governance Guidelines do not require the directors to attend the Annual Meeting. All members of the Company's Board of Directors attended the 2008 Annual Meeting of Shareholders. Typically, the Company's Annual Meeting is sparsely attended.



**Code of Ethics**

Our Standards of Business Conduct, applicable to all corporate officers and employees, sets forth the Company's expectations for the conduct of business by officers and employees. The directors have adopted, and are required to abide by, the Directors Code of Ethics. Both documents are available on the Company's website at www.ralcorp.com/corporategovernance.htm. In the event the Company modifies either document or waivers of compliance are granted to officers or directors, the Company will post such modifications or waivers on its website.

**BOARD AND COMMITTEE SERVICE SUMMARY**

| Director | Board | Audit | Corporate Governance & Compensation | Executive | Strategy and Financial Oversight | Attended 75% or More of Board & Applicable Committee Meetings |
|---|---|---|---|---|---|---|
| Bill G. Armstrong | X | X | X | | | X |
| David R. Banks | X | X | X | | | X |
| Jack W. Goodall | X | X | X* | | | X |
| Kevin J. Hunt | X | | | X | X | X |
| David W. Kemper | X | X | X | | | X |
| Richard A. Liddy | X | X | X | | | X |
| Joe R. Micheletto | X | | | X | | X |
| J. Patrick Mulcahy | X | X | X | | X | X |
| David P. Skarie | X | | | X | X | X |
| William P. Stiritz | X* | | X | X* | X | X |
| David R. Wenzel | X | X* | X | | | X |
| Meetings Held in FY 2008 | 10 | 9 | 6 | 4 | ** | |

* Chair

** The Strategy and Financial Oversight Committee was formed effective November 20, 2008 and no meetings have occurred as of November 26, 2008.

## DIRECTOR COMPENSATION

All non-employee directors receive an annual retainer of $55,000. The Company's Chairman receives a retainer of $70,000. The Chairmen of the Audit Committee and the Corporate Governance and Compensation Committee receive Chairman retainers of $10,000. Non-employee directors are paid $2,000 for each regular or special Board meeting, committee meeting, telephonic meeting and consent to action without a meeting and $1,500 for each regular or special committee meeting, telephonic meeting and consent to action without a meeting.

Upon the recommendation of the Corporate Governance and Compensation Committee, the Board of Directors increased the annual director retainer from $40,000 to $55,000 and the Board meeting fees from $1,500 to $2,000. The increase reflects the increased size and broad scope of issues for consideration by the Board as a result of the Post Foods transaction. The Committee reviewed a peer group analysis prepared by its consultant, Watson Wyatt. The peer group is listed in the *Compensation Discussion and Analysis* beginning on page 13.

We also pay the premiums on directors' and officers' liability and travel accident insurance policies insuring directors. We reimburse directors for their expenses incurred in connection with Board meetings. On occasion, the Company provides directors with ski resort accommodations that the Company owns in Colorado. Non-employee directors also receive annual stock-based compensation. All awards vest at the director's termination, retirement, disability or death.

In addition, certain members of the Board receive the following:

Chairman of the Board

- Restricted stock grant with a fair market value of $50,000 each January.
- 10,000 stock appreciation rights shares each September.
- Personal use of Company aircraft for the year ended September 30, 2008, the cost (on a variable basis and including gross-up on income taxes) to the Company for such use was $111,773.

Vice-Chairman of the Board

- 3,000 stock appreciation rights each September.
- Reimbursement of reasonable office expenses (in fiscal 2008 the amount was less than $3,000).

Other Non-Employee Directors

- 3,000 stock appreciation rights each September.

Ralcorp also authorized the increase in the number of annual stock appreciation rights granted to directors from 2,500 to 3,000 and eliminated the practice of granting 10,000 stock appreciation rights upon a director's initial appointment to the Board. These adjustments were made based upon the peer group analysis referenced above. These changes went into effect during fiscal 2008.

In order to encourage ownership of company stock by non-employee directors, Ralcorp requires that any Company common stock acquired as a result of option or stock appreciation rights exercises must be held until the director's retirement or other termination of directorship. In addition, retainers and fees paid in shares of Company stock and deferred under the Deferred Compensation Plan for Non-Management Directors are required to be held as Company stock until the director's retirement or other termination of directorship. At that time, the shares are then free to be sold or transferred at the director's request.

Under Ralcorp's Deferred Compensation Plan for Non-Management Directors, any non-employee director may elect to defer, with certain limitations, their retainer and fees. Deferrals may be made in common stock equivalents in an Equity Option or may be made in cash into a number of funds operated by The

Vanguard Group Inc. with a variety of investment strategies and objectives. Deferrals in the Equity Option receive a 33⅓% Company matching contribution. In order to encourage director ownership of company stock, matching contributions made after October 1, 2008 do not vest until after five years of investment or upon the directors resignation. The Equity Option mirrors the performance of the Company's common stock. Deferrals are paid in cash upon leaving the Board in one of three ways: (1) lump sum payout; (2) five-year installments; or (3) ten-year installments. For calendar year 2008, all non-employee directors elected to defer their retainers and fees into the Equity Option.

On November 20, 2008, the Board approved a change to the vesting provisions for all past and future stock appreciation rights and stock options granted to the non-employee directors to allow exercise beginning three years after the date of grant. However, once exercised into Company common stock, the stock may not be sold or transferred until the director retires or terminates his directorship on the Board.

On September 25, 2008, the Board authorized Ralcorp to enter into a consulting agreement with the Chairman of the Board, William P. Stiritz. The consulting agreement becomes effective on the day Mr. Stiritz retires from the Board and continues annually thereafter for as long as he provides consulting services to Ralcorp. Under the terms of the consulting agreement, Mr. Stiritz will provide fifty hours of consulting services each year and will receive thirty hours of flight time per year on Company owned or chartered aircraft. In addition, for the duration of the consulting agreement, Mr. Stiritz will be subject to a non-compete provision limiting his involvement with any company whose products or activities compete with the products and activities of Ralcorp.

The following table sets forth the compensation paid to non-management directors for fiscal year 2008, other than reimbursement for travel expenses.

**Director Compensation**

| Name (a) | Fees Earned or Paid in Cash ($) (b) | Stock Awards ($) (c) | Option Awards ($) (d) | All Other Compensation ($) (g) (1) | Total ($) (h) |
|---|---|---|---|---|---|
| Bill G. Armstrong | 76,000 | — | 121,002 | 25,331 | 222,333 |
| David R. Banks | 65,833 | — | 63,754 | 21,932 | 151,519 |
| Jack W. Goodall | 86,000 | — | 63,754 | 28,664 | 178,418 |
| David W. Kemper | 76,000 | — | 125,142 | 25,331 | 226,473 |
| Richard A. Liddy | 73,000 | — | 46,521 | 24,331 | 143,852 |
| Joe R. Micheletto | 62,500 | — | 63,754 | 20,831 | 147,085 |
| J. Patrick Mulcahy | 67,000 | — | 107,366 | 22,331 | 196,697 |
| William P. Stiritz | 100,000 | 50,022 | 155,071 | 145,103(2) | 450,196 |
| David R. Wenzel | 75,167 | — | 139,945 | 25,053 | 240,165 |

(1) This amount represents the 33⅓% Company match on deferrals in the Equity Option account under the Company's Deferred Compensation Plan for Non-Management Directors.

(2) This includes $111,773 cost of Company airplane for personal use calculated on a variable basis and including gross-up on income taxes.

Proxy Statement

# EXECUTIVE COMPENSATION

## COMPENSATION DISCUSSION AND ANALYSIS

Ralcorp's Corporate Governance and Compensation Committee (the "Committee") consists entirely of independent directors. It approves direct and indirect compensation of all executive officers including the named executive officers, and administers and makes awards under the Company's Amended and Restated 2007 Incentive Stock Plan. The officers included in the *Summary Compensation Table* on page 20 are referred to as the "Named Executive Officers."

Proxy Statement

### Compensation Philosophy and Objectives

The Company's corporate officer compensation program is designed to provide a total compensation package that will attract, retain and motivate our corporate officers. Further, the Committee believes corporate officer compensation should be linked to creating shareholder value through granting of long term stock awards. The Committee's intent is to provide overall cash compensation packages that have a greater "at risk" element than competitive norms, i.e., salaries below industry medians, augmented by performance-based annual cash bonuses and long-term stock and cash awards which, in the aggregate, may permit recipients to achieve total compensation packages exceeding medians. The total compensation package is designed to reward all corporate officers for improved shareholder value, compensate corporate officers for services performed during the fiscal year and provide an incentive to remain employed with the Company. At present, the Committee believes maintaining compensation of the Company's Co-Chief Executive Officers, Messrs. Hunt and Skarie, (the "Co-CEOs") at similar levels is important to ensure retention of both Co-CEOs. The Committee generally reviews executive officer compensation including salaries, bonuses and any long-term compensation each September near the end of the Company's fiscal year.

### Role of Executive Officers in Compensation Decisions

The Committee makes all compensation decisions for the Named Executive Officers. The Committee reviews its compensation philosophy and objectives during the fiscal year. Prior to the Committee's September meeting, the Company's corporate human resources group reviews published compensation surveys and publicly disclosed compensation information reported by entities within the peer group described below. The human resources group then uses the information to develop compensation ranges (salaries, bonus awards and stock awards) for positions similar to those held by the Company's Named Executive Officers that meet our compensation philosophy. The group recommends annual adjustments to salaries for each officer ensuring that salaries are designed to take into account competitive practices at peer companies as well as cost of living increases. The Company's Co- CEOs review the recommended annual salary adjustments and the range of bonus and stock based compensation gathered by the human resources group. The Co-CEOs provide to both the Committee's Chairman and Watson Wyatt Worldwide ("Watson Wyatt"), the Committee's compensation consultants, recommendations of salary adjustments, annual bonus payments and stock based awards for the Named Executive Officers, including the Co-CEOs. The recommendations are designed to reflect the Committee's above stated compensation philosophy. Recommendations regarding the Co-CEOs salary adjustments were based on estimates of cost-of-living adjustments. Any further adjustments are made (if any) by the Committee based on Company profit performance or business unit performance. Prior to making compensation recommendations to the entire Committee, the Co-CEOs review the proposed compensation recommendations, including the input of Watson Wyatt, with the Committee's Chairman. At the September Committee meeting, the Co-CEOs also review with the Committee the performance of each corporate officer. The Committee reviews the performance of the Co-CEOs in their absence. The Committee has the full authority to exercise its discretion in modifying any recommended adjustments or awards to Named Executive Officers.

### *Compensation Analyses*

The Committee retained Watson Wyatt as independent advisor four years ago and each year, the Committee chairman has requested them to review the recommendations with respect to cash compensation and long-term incentive compensation. The Company's Vice President of Human Resources interviewed several firms who had demonstrated experience advising compensation committees. He reviewed the firms' qualifications with the Committee's Chairman and together, agreed that Watson Wyatt would provide the Committee with the services desired. The Committee's Chairman communicates directly with Watson Wyatt regarding their analyses.

For fiscal 2008, Watson Wyatt confirmed that total direct compensation (salary, bonus and present value of stock appreciation rights grants) for Named Executive Officers was at market median levels (using the peer group identified in this report and published survey data) based on our fixed grant share approach as discussed below in *Long-Term Compensation.* With respect to the Co-CEOs, the analysis compared their total direct compensation against that of the chief executive officers and chief operating officers at other companies using published data and an average of the first and second highest paid individuals against the peer group. Data from the peer group was also used by the Co-CEOs with respect to recommended compensation for the corporate officers.

The peer group was composed of nineteen U.S.-based public companies in the food and consumer packaged goods industries with a median revenue of approximately $3.5 billion. The peer group was modified from last year due to Ralcorp's increased size based on the Post Foods acquisition. The twelve companies were: TreeHouse Foods Inc.; Church & Dwight Co. Inc.; UST Inc.; Flowers Foods, Inc.; The J.M. Smucker Company; Corn Products Intl Inc.; McCormick & Co.; Seaboard Corp.; Brown-Forman Corp.; Campbell Soup Co.; Constellation Brands, Inc.; Del Monte Foods Co.; Energizer Holdings, Inc.; The Hershey Co.; Hormel Foods Corp; Newell Rubbermaid Inc.; Spectrum Brands, Inc.; The Clorox Co.; and WM Wrigley Jr. Co, The peer group review confirmed that salaries of the Co-CEOs and the Named Executive Officers were generally below the median of the salary compensation paid to executives within the peer group performing similar functions as those of the Company's Named Executive officers. The at-risk elements of compensation (cash bonuses and stock appreciation rights) allowed the Co-CEOs and the Named Executive Officers to earn compensation that when combined with salaries could generate total compensation at or higher than (depending on improvements in the Company's share price) the median levels and would reflect the Company's long-term improved performance. The approximate cost of Watson Wyatt's services in 2008 related to officer compensation was $20,586 and an additional $36,589 was paid for director compensation review services.

## Elements of Ralcorp's Compensation Program

The Company's compensation program is comprised of the following:

- Base salary;
- Annual bonuses;
- Long-term compensation;
- Deferred compensation; and
- Perquisites.

### *Base Salary*

In addition to relying on compensation analyses, when setting salaries the Committee reviews the performance during the course of a fiscal year of each Named Executive Officer. The factors considered include: profitability of business unit managed, individual performance, quality of business plans presented to the Board and ability to manage business units when faced with competitive or operating challenges. The Committee also recognizes that Named Executive Officers with more experience in a position should be paid

more than other Named Executive Officers in similar positions. For example, Mr. Scalise earns a higher base salary than similarly situated Named Executive Officers in the Company because he has more experience in his position as President of a business unit. For non-operating corporate vice presidents and the Co-CEO's, overall company performance over the previous fiscal year was considered. The Committee attempts to set base salary levels at or below the median level for executives holding positions of similar responsibility and complexity at corporations as reflected in public filings and published surveys. In addition, since a key element of the Company's growth has been successfully integrating acquisitions, with respect to the Co-CEOs, the Committee considers their leadership in connection with identifying acquisition opportunities and integrating past acquisitions. See the *Summary Compensation Table* for the 2008 base salary of the Named Executive Officers.



***Annual Bonuses***

On September 25, 2008, the Committee awarded cash bonuses to all of the Named Executive Officers for the Company's 2008 fiscal year. The amount of each bonus was based on the following factors: officer's total compensation package; financial performance of the officer's business unit relative to the business plan (including such measures as sales volume, revenues, costs, cash flow and operating profit); Company financial performance (including the measures of business unit operating profit with respect to division presidents and earnings per share for the Co-CEOs and Named Executive Officers who are in corporate roles, excluding the impact of losses or gains on forward sale contracts on the Company's ownership in Vail Resorts); the officer's individual performance (including the quality of strategic plans, organizational and management development, participation in evaluations of potential acquisitions and similar manifestations of individual performance); and the business environment for the officer's business unit. The Committee considered recommendations of the Co-CEOs, which were based on bonus targets set prior to the beginning of the fiscal year. For the Co-CEOs, the target was 100% of base salary. For the Named Executive Officers the target goal was 50% of their base salary. The bonus targets were set at levels the Committee deemed appropriate in light of its compensation philosophy.

After reviewing the factors identified above, the Committee approved individual bonuses based on the Committee's subjective judgment and discretion. With respect to the Co-CEOs and any Named Executive Officers who are in corporate functions, the determination of bonus amounts was made by giving equal weight to the Company performance factors set forth above (with earnings per share given more weight) and the Committee's assessment of the Co-CEO's individual performance (with identifying, negotiating and overseeing integration of acquisitions given the most weight). For Named Executive Officers who oversee an operating group the Committee gives substantially more weight to business unit performance than overall Company performance.

The recent acquisition of Post Foods from Kraft Foods Inc which was finalized on August 4, 2008, and required material management time and focus in addition to their other job responsibilities was also weighed in determining bonuses for 2008 and salaries for 2009. In particular, for the Co-CEO's, Mr. Granneman, Mr. Wilkinson who oversaw the integration during acquisition and Mr. Koulouris who took on additional responsibility in 2008. Mr. Scalise's responsibilities for the Frozen Bakery Products unit were not affected by the Post Foods transaction so his bonus was based on his business unit's performance.

The bonuses granted were not based on a strict adherence to budgeted financial performance levels. The final cash incentives as granted to the Named Executive Officers resulted in total cash compensation (salary plus bonus) estimated to be below Ralcorp's targeted positioning (60th percentile), and generally falling at or below the published survey median. Please see the *Summary Compensation Table* for cash bonuses granted to each Named Executive Officer.

### *Long-Term Compensation*

Ralcorp's long-term compensation program is comprised of long-term equity compensation and long-term cash compensation. Long-term equity compensation currently consists of stock options, restricted stock awards and stock appreciation rights.

- Stock options entitle the recipient to purchase a specified number of shares of the Company's common stock after a specified period of time at an option price, which is equal to the fair market value of the common stock at the time of grant. The Committee ceased granting stock options to officers in 2004.
- Restricted stock awards were granted in 2004 and 2007 and provide the awardee with a long-term incentive. The restricted stock awards provide for a one-third vesting in years seven, eight and nine from the date of grant. Since vesting of these restricted awards are over a period of seven to ten years from the grant date, the awards were not considered when reviewing total compensation compared to a peer or published survey data.
- Stock appreciation rights are based on a set number of shares, and upon exercise, grantees receive the number of shares equal in value to the difference between the exercise price and the fair market value at the date of exercise, less all applicable taxes. The 2008 stock appreciation rights vest at the rate of one-third of each grant in years 2011, 2012 and 2013.



Long-term cash compensation consists of one long-term cash incentive award. The award provides potential cash payments of $2.4 million for each Co-CEO and $1.2 million for each corporate officer. The award would be paid on December 30, 2010 if the Company's stock price maintained an average closing price of $85 for twenty consecutive trading days between June 1 and December 31, 2010. If the stock's average price is below $85 but above $80, there would be a graduated payout between 50% of the incentive at an $80 stock price to 100% at $85. For further details see the *Grants of Plan Based Awards Table.*

The previous stock option grants and current practice of granting stock appreciation rights ensure a corporate officer's compensation is linked directly to shareholder value since the officer receives no benefit from the option or appreciation right unless all shareholders have benefited from an appreciation in the value of the common stock. In addition, since all stock-based incentive awards vest serially over a period of time after the date of grant (usually three to six years), they enhance the ability of the Company to retain the corporate officer while encouraging the corporate officer to take a longer-term view on decisions impacting the Company. All stock-based compensation will vest upon a change in control, normal retirement at age 62 or age 64 (depending on awardee's age at the time of grant), death, disability, or an involuntary termination as defined in the relevant award agreement.

Stock appreciation rights were awarded on September 25, 2008. The amount of shares has remained relatively consistent over the last several years. The Committee does not adjust award amounts when the associated compensation expense of an award changes each year. Instead, the Committee maintains a constant number of awards year to year. Maintaining the level of awards rather than decreasing the award level when compensation expense increases along with the Company's share price, ensures recipients are incented to drive long-term increases in our share price.

The exercise price of stock appreciation rights is set at the New York Stock Exchange composite closing price for the Company's stock on the grant date. No stock appreciation rights (or stock options) have been granted below the closing price of the Company's stock price on the grant date. All such awards are priced only on the grant date. Typically, stock appreciation awards are granted annually on the last Board of Director meeting of the fiscal year, usually in September in connection with a review of the Company's annual performance.

The successful transition and performance of Post Foods and the continued positive performance of the remaining Ralcorp business units have the potential to create significant value for the Company. Therefore, in fiscal 2008, the Board also approved a long-term cash incentive award for corporate officers to be awarded in fiscal 2010. The incentive provides a cash-based incentive tied to stock price improvements driven by the successful integration of the Post Foods acquisition and continued improvement of existing business units. The

award is designed to link management's performance with share price targets during a two-year period. In addition, if the officer defers at least 50% of the incentive payout into Company common stock, they can receive a 33⅓% match. To encourage retention and further share price improvements, the Company match does not vest until after five years.

For details on award grants to each Named Executive Officer, see the *Grants of Plan-Based Awards Table* below and the *Outstanding Equity Awards at Fiscal Year-End Table* below.

**Deferred Compensation & Retirement Plans**

***Retirement Plan***

The Ralcorp Retirement Plan may provide pension benefits in the future to the Named Executive Officers. Executive officers (and other eligible employees) become vested after five years of service. In December 2003, the Company froze the level of vested pension benefits for administrative employees, including the Named Executive Officers. Therefore, accruals under the plan have ceased but employees hired before 2003, including most of the Named Executive Officers will receive benefits upon retiring to the extent accrued prior to December 2003. Company retirement is set at age 65.

To the extent an officer's frozen annual retirement income benefit under the Plan exceeds limits imposed by the Internal Revenue Code, the amount in excess will be payable under the Company's non-qualified, unfunded, non-contributory Supplemental Retirement Plan. See the *Pension Benefits Table* below for amounts payable to Named Executive Officers upon retirement.

***Deferred Compensation***

The Company maintains a non-qualified compensation plan which permits the deferral of all or part of an eligible employee's bonus and up to 50% of their annual salary. Income taxes on the amounts deferred and any investment gains are deferred until distributed. Participation in the plan is not limited to Named Executive officers.

The Company will match up to 100% of the first 6% of pay that is contributed to the Savings Investment Plan and the Deferred Compensation Plan. Generally, contributing to the Deferred Compensation Plan begins when tax code limits are met under the Savings Investment Plan. A number of investment funds are available as "benchmark" investment options. Amounts contributed continue to grow on a tax-deferred basis until distributed. We do not guaranty the rate of return of any fund. As with any deferred compensation plan, there are restrictions on deferral and distribution elections as well as potential financial exposure to changes in the Company's financial health. These plans allow corporate officers to accumulate funds for retirement. See the *Non Qualified Deferred Compensation Table* below for further information.

**Perquisites**

***Other Benefit Plans***

The Company provides corporate officers with perquisites and other personal benefits that the Company and Committee believe are reasonable and consistent with the Committee's overall compensation philosophy. These benefits help retain and attract superior employees for key positions. The Committee reviews the levels of perquisites and other benefits periodically.

In the event of death of a retired Named Executive Officer, eligible beneficiaries will be provided a death benefit in an amount equal to 50% of the earnings recognized under the Company's benefit plans for the officer during the last full year of employment. This benefit is not presently insured or funded.

In addition, the Executive Long-Term Disability Plan would provide benefits to the Named Executive Officers in the event they become disabled. The Long-Term Disability Plan, which is available to certain regular employees of the Company and in which officers must participate at their own expense in order to be

eligible for the Executive Long-Term Disability Plan, imposes a limit of $10,000 per month (60% of a maximum annual salary of $200,000) on the amount paid to a disabled employee. The Executive Long-Term Disability Plan will provide a supplemental benefit equal to 60% of the difference between the corporate officer's previous year's earnings recognized under the Company's benefit plans and $200,000, with appropriate taxes withheld. The supplemental benefit is grossed up for income taxes.

The Company's Executive Health Plan provides eligible employees and their eligible dependents with supplemental health insurance coverage. The Executive Health Plan provides reimbursement for up to $10,000 per illness annually, for covered out-of-pocket expenses not reimbursed by a Company sponsored health plan. The Committee believes this encourages the corporate officers to proactively address health issues. The Named Executive Officers are also eligible for an annual Company-paid physical exam.

The Named Executive Officers are entitled to receive reimbursement for eligible financial planning, tax and estate planning. The first year's allowance is $7,500 ($10,000 for CEO's) with subsequent annual allowances of $5,000 ($6,000 for CEO's). The benefit is provided for the executives given our belief that good financial planning and tax preparation by a professional reduces the time and attention the executive would otherwise spend on their personal financial affairs and affords them more time to focus on their executive responsibilities with Ralcorp.

Occasionally the Named Executive Officers and other corporate officers use Company-owned condominiums in Colorado for personal use; all income taxes for such use are paid for by the officer. In addition, the Company has fractional ownership in a corporate aircraft in which spouses and immediate family members may travel with the Named Executive Officer for business related trips. Travel by family members is subject to tax gross-ups and discussed in the *Summary Compensation Table* where applicable. The Company's officers do not use the corporate aircraft for personal use.

**Agreements**

The Company has entered into Management Continuity Agreements with all corporate officers including the Named Executive Officers. The agreement promotes stability and continuity of senior management in the event of an actual or anticipated change of control of the Company. The Board authorized these agreements in recognition of the importance to the Company and its shareholders of avoiding the distraction and loss of key management personnel that may occur in connection with rumored or actual fundamental corporate changes. A properly designed change in control agreement protects shareholder interest by providing (i) incentives to remain with the company despite uncertainties while a transaction is under consideration or pending (ii) assurance of severance benefits for terminated employees and (iii) access to equity components of total compensation after a change in control.

Under the agreements, stock options, stock appreciation rights and restricted stock all become 100% vested upon a change in control based on the Committee's view that the company that made the original equity grant may no longer exist after a change in control and officers should not be required to have the fate of their outstanding equity tied to a new company's performance. This allows the officer to emerge from a change of control situation as close to whole as possible without creating a windfall.

Information regarding payments under the agreements for the Named Executive Officers is provided on the *Potential Payments upon Termination Table* below.

**Deductibility of Certain Executive Compensation**

A feature of the Omnibus Budget Reconciliation Act of 1993 sets a limit on deductible compensation of $1,000,000 per person, per year for the Chief Executive Officer and the next four highest-paid executives. While it is the general intention of the Committee to meet the requirements for deductibility, the Committee may, in the exercise of its judgment, approve payment of compensation from time to time that may not be fully deductible. The Committee believes this flexibility will enable it to respond to changing business conditions, or to an executive's exceptional individual performance. The Committee will continue to review and monitor its policy with respect to the deductibility of compensation.

## CORPORATE GOVERNANCE AND COMPENSATION COMMITTEE REPORT

The Corporate Governance and Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Corporate Governance and Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

| | | | |
|---|---|---|---|
| J. W. Goodall—*Chairman* | D. R. Banks | R. A. Liddy | W. P. Stiritz |
| B. G. Armstrong | D. W. Kemper | J. P. Mulcahy | D. R. Wenzel |

Proxy Statement

## EXECUTIVE COMPENSATION

### Summary Compensation Table

The following table shows information about the compensation of Ralcorp's Co-Chief Executive Officers, the chief financial officer, and the three most highly compensated officers who were serving as executive officers at September 30, 2008. Certain columns have been omitted where inapplicable.

| Name and principal position (a) | Year (b) | Salary ($) (c) | Bonus ($) (d) | Stock Awards ($) (e) | Option Awards ($) (f)(1) | Changes in Pension Value and Non-qualified Deferred Compensation Earnings ($) (h)(2) | All Other Compensation ($) (i)(3) | Total ($) (j) |
|---|---|---|---|---|---|---|---|---|
| K. J. Hunt Co-CEO & President | 2008 | 500,000 | 550,000 | – | 1,778,250 | – | 105,969 | 2,934,219 |
| | 2007 | 470,000 | 467,500 | 1,929,000 | 1,590,000 | 21,515 | 56,250 | 4,534,265 |
| D. P. Skarie Co-CEO & President | 2008 | 500,000 | 550,000 | – | 1,778,250 | – | 94,028 | 2,922,278 |
| | 2007 | 470,000 | 467,500 | 1,929,000 | 1,590,000 | 39,541 | 56,250 | 4,552,291 |
| T. G. Granneman VP & Controller | 2008 | 253,600 | 146,500 | – | 592,750 | – | 18,386 | 1,011,236 |
| | 2007 | 245,000 | 123,000 | 771,600 | 477,000 | 6,395 | 15,055 | 1,638,050 |
| R. R. Koulouris VP & President of Bremner Food Group, Inc., The Carriage House Companies, Inc. and Nutcracker Brands, Inc. | 2008 | 266,500 | 185,000 | – | 592,750 | – | 46,369 | 1,090,619 |
| | 2007 | 252,200 | 183,000 | 964,500 | 530,000 | 7,811 | 26,112 | 1,963,623 |
| R. G. Scalise VP & President of Frozen Bakery Products | 2008 | 355,000 | 145,000 | – | 592,750 | – | 46,458 | 1,139,208 |
| | 2007 | 340,550 | 157,250 | 964,500 | 530,000 | – | 40,308 | 2,032,608 |
| R. D. Wilkinson VP & President Ralston Foods | 2008 | 283,250 | 196,500 | – | 592,750 | – | 13,808 | 1,086,308 |
| | 2007 | 272,633 | 146,600 | 964,500 | 530,000 | 9,751 | 12,271 | 1,935,755 |

(1) The Company granted annual stock appreciation rights on September 25, 2008. See footnote 17 in our Annual Report on Form 10-K for assumptions made in valuing the stock appreciation rights.

(2) Amounts would normally reflect the present value of the Named Executive Officers benefits under the Ralcorp Pension Plan and the Supplemental Executive Retirement Plan. However, the present value amounts were negative for fiscal year 2008 as follows: Mr. Hunt - ($50,617); Mr. Skarie - ($18,195); Mr. Granneman - ($ 9,165); Mr. Koulouris - ($43,591) and Mr. Wilkinson - ($16,673). Note that the pension plans are frozen but each year the present value of the accrued pension increases actuarially because it is calculated (discounted) based on a shorter period of time between the end of each fiscal year and the assumed commencement of pension benefit payments.

(3) Amounts shown in the "All Other Compensation" column include the sum of the following:

(a) As discussed in the Compensation Discussion and Analysis section, the company provides certain perquisites to the Named Executive Officers as follows (i) Company paid Executive Health premiums and medical exam as follows: Mr. Hunt - $6,166; Mr. Skarie - $5,187; Mr. Koulouris - $3,063 and Mr. Scalise - $16,451; (ii) Company paid cost of financial planning as follows: Mr. Hunt - $11,345; Mr. Skarie - $3,049; Mr. Koulouris - $3,413 and Mr. Scalise - $4,000; (iii) cost of spousal accompaniment on business trips (calculated on a variable basis and including the tax gross-up) Mr. Hunt - $21,363; Mr. Skarie - $10,526; Mr. Koulouris - 11,478 and (iv) $4,095 for personal use of company condominium by Mr. Hunt; $12,266 by Mr. Skarie and $1,325 by Mr. Koulouris. The incremental cost of use of the Company aircraft is calculated based on the variable costs of the Company including fuel costs, mileage, trip-related maintenance, universal weather-monitoring costs, on-board catering, landing/ramp fees and other miscellaneous variable costs. Fixed costs which do not change based on usage, such as allocated pilot salaries and the cost of maintenance not related to trips are excluded.

(b) Amounts of Company Matching Contributions or Accruals to the Company's Savings Investment Plan (SIP) and Executive SIP. The amounts contributed are as follows: Mr. Hunt - $63,000; Mr. Skarie - $63,000; Mr. Granneman - $18,386; Mr. Koulouris - $27,090; Mr. Scalise - $26,007; and Mr. Wilkinson - $13,808.



**Grants of Plan-Based Awards Table**

The table below displays grants of equity awards in fiscal 2008 to the Named Executive Officers. There were no grants made under Incentive Plans.

| Name | Grant Date (1) | Estimated Future payouts Under Non-Equity Incentive Plan Awards(2) | | | All other Option Awards: Number of Securities Underlying Options (#)(1) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($) |
|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | | | |
| K. J. Hunt<br>Co-CEO & President | SAR<br>9/25/08 | 0 | 2,400,000 | 2,400,000 | 75,000 | 66.07 | SAR -<br>1,778,250 |
| D. P. Skarie<br>Co-CEO & President | SAR<br>9/25/08 | 0 | 2,400,000 | 2,400,000 | 75,000 | 66.07 | SAR -<br>1,778,250 |
| T. G. Granneman<br>VP & Controller | SAR<br>9/25/08 | 0 | 1,200,000 | 1,200,000 | 25,000 | 66.07 | SAR -<br>592,750 |
| R. R. Koulouris<br>VP & President of Bremner Food Group, Inc., Nutcracker Brands, Inc. and The Carriage House Companies, Inc. | SAR<br>9/25/08 | 0 | 1,200,000 | 1,200,000 | 25,000 | 66.07 | SAR -<br>592,750 |
| R. G. Scalise<br>VP & President of Frozen Bakery Products | SAR<br>9/25/08 | 0 | 1,200,000 | 1,200,000 | 25,000 | 66.07 | SAR -<br>592,750 |
| R. D. Wilkinson<br>VP & President of Ralston Foods | SAR<br>9/25/08 | 0 | 1,200,000 | 1,200,000 | 25,000 | 66.07 | SAR -<br>592,750 |

(1) On September 25, 2008, the directors approved the grant of Stock Appreciation Rights (SAR) under Ralcorp's 2007 Incentive Stock Plant to corporate officers including the above Named Executive Officers as discussed in the *Long Term Equity Compensation Table.* One third of the SAR awards become exercisable on September 25 in the following years: 2011, 2012, and 2013.

(2) On September 25th, the Board also approved the long term incentive award as discussed in the *Compensation Discussion and Analysis* section under *Long Term Compensation*. The long term incentive award provides for awards to be made in fiscal 2010. The incentive opportunity would be $2.4 million for each Co-CEO and $1.2 million for other corporate officers including the Named Executive Officers. The award would be paid if the Company's stock price maintained an average closing price of at least $85.00 for twenty consecutive trading days between June 1 and December 31, 2010. If during the June 1 – December 31, 2010 time period the stock's average price is below $85.00 but the highest average closing sale price of the stock was between $80.00 and $84.99 for twenty consecutive trading days during the above period, the award will be paid as follows using the highest average closing sale price achieved during any twenty consecutive trading days during the period:

| Average Closing Price of Stock | Percentage of Award Target Paid |
|---|---|
| $80.00-$80.99 | 50% |
| $81.00-$81.99 | 60% |
| $82.00-$82.99 | 70% |
| $83.00-$83.99 | 80% |
| $84.00-$84.99 | 90% |

If the award is not paid by December 30, 2010, it expires unless extended in the event of a pending change in control. In the event of a change in control, any award under the long term incentive plan will be payable at 100% of the incentive opportunity if the price of the stock is at least $85 at the occurrence of a change in control; or at 50% of the incentive opportunity if the price of the stock is less than $85 at the occurrence of a change in control. The incentives would vest at 100% upon the death or total and permanent disability of an officer. In the event the officer voluntarily terminates his employment prior to December 30, 2010, the award would terminate and no amounts would be payable thereunder. In the event the Officer is involuntarily terminated, other than for cause, the award would be paid only if the termination occurred between June 1-December 31, 2010 and the threshold for payment had been met at the time of termination. The officer may defer at least 50% of any award into the Company common stock fund and be eligible for a 33⅓% Company matching contribution. The matching contribution become vested after deferred amounts remain in the Company stock fund for five years.

## Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth information on exercisable and unexercisable options and unvested stock awards held by the Named Executive Officers on September 30, 2008.

| OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END | | | | | | |
|---|---|---|---|---|---|---|
| OPTION AWARDS | | | | | STOCK AWARDS | |
| Name (a) | Number of Securities Underlying Unexercised Options (#) Exercisable (b) | Number of Securities Underlying Unexercised Options (#) Unexercisable (c) | Option Exercise Price ($) (e) | Option Expiration Date (f) | Number of Shares or Units of Stock That Have Not Vested (#) (g) | Market Value of Shares or Units of Stock That Have Not Vested ($) (h) |
| K. J. Hunt<br>Co-CEO & President | 23,206(1)<br>28,343(2)<br>23,132(3)<br>25,702(4)<br>23,333(6)<br>0(7)<br>0(9)<br>0(10) | 0<br>0<br>7,711<br>25,703<br>46,667<br>75,000<br>75,000<br>75,000 | 18.00<br>24.41<br>23.37<br>31.42<br>42.00<br>48.99<br>56.56<br>66.07 | 2/25/2011<br>1/30/2012<br>1/29/2013<br>2/4/2014<br>9/28/2015<br>9/27/2016<br>9/26/2017<br>9/24/2018 | 30,000(5)<br>30,000(8) | 2,022,300<br>2,022,300 |
| D. P. Skarie<br>Co-CEO & President | 11,646(11)<br>28,787(1)<br>30,843(2)<br>23,132(3)<br>25,702(4)<br>23,333(6)<br>0(7)<br>0(9)<br>0(10) | 0<br>0<br>0<br>7,711<br>25,703<br>46,667<br>75,000<br>75,000<br>75,000 | 16.72<br>18.00<br>24.41<br>23.37<br>31.42<br>42.00<br>48.99<br>56.56<br>66.07 | 9/22/2009<br>2/25/2011<br>1/30/2012<br>1/29/2013<br>2/4/2014<br>9/28/2015<br>9/27/2016<br>9/26/2017<br>9/24/2018 | 30,000(5)<br>30,000(8) | 2,022,300<br>2,022,300 |
| T. G. Granneman<br>VP & Controller | 10,281(11)<br>20,562(1)<br>20,562(2)<br>15,421(3)<br>10,281(4)<br>6,666(6)<br>0(7)<br>0(9)<br>0(10) | 0<br>0<br>0<br>5,141<br>10,281<br>13,334<br>22,500<br>22,500<br>25,000 | 16.72<br>18.00<br>24.41<br>23.37<br>31.42<br>42.00<br>48.99<br>56.56<br>66.07 | 9/22/2009<br>2/25/2011<br>1/30/2012<br>1/29/2013<br>2/4/2014<br>9/28/2015<br>9/27/2016<br>9/26/2017<br>9/24/2018 | 12,000(5)<br>12,000(8) | 808,920<br>808,920 |
| R. R. Koulouris<br>VP & President<br>of Bremner Food<br>Group, Inc.,<br>The Carriage House<br>Companies, Inc.<br>and Nutcracker Brands, Inc. | 6,000(11)<br>7,197(1)<br>7,197(2)<br>4,626(3)<br>11,823(4)<br>7,666(6)<br>0(7)<br>0(9)<br>0(10) | 0<br>0<br>0<br>1,543<br>11,823<br>15,334<br>25,000<br>25,000<br>25,000 | 16.72<br>18.00<br>24.41<br>23.37<br>31.42<br>42.00<br>48.99<br>56.56<br>66.07 | 9/22/2009<br>2/25/2011<br>1/30/2012<br>1/29/2013<br>2/4/2014<br>9/28/2015<br>9/27/2016<br>9/26/2017<br>9/24/2018 | 15,000(5)<br>15,000(8) | 1,011,150<br>1,011,150 |
| R. G. Scalise<br>VP & President<br>of Frozen Bakery<br>Products | 5,500(6)<br>0(7)<br>0(9)<br>0(10) | 11,000<br>12,500<br>25,000<br>25,000 | 42.00<br>48.99<br>56.56<br>66.07 | 9/28/2015<br>9/28/2016<br>9/26/2017<br>9/24/2018 | 7,500(12)<br>7,500(13)<br>15,000(8) | 505,575<br>505,575<br>1,011,150 |
| R. D. Wilkinson<br>VP & President<br>of Ralston Foods | 5,912(1)<br>23,646(2)<br>17,734(3)<br>11,823(4)<br>7,666(6)<br>0(7)<br>0(9)<br>0(10) | 0<br>0<br>0<br>11,823<br>15,334<br>25,000<br>25,000<br>25,000 | 18.00<br>24.41<br>23.37<br>31.42<br>42.00<br>48.99<br>56.56<br>66.07 | 2/25/2011<br>1/30/2012<br>1/29/2013<br>2/4/2014<br>9/28/2015<br>9/27/2016<br>9/26/2017<br>9/24/2018 | 15,000(5)<br>15,000(8) | 1,011,150<br>1,011,150 |

(1) Non-qualified stock options; exercisable at a rate of 25% on February 26, 2004, 2005, 2006 and 2007.

(2) Non-qualified stock options; exercisable at a rate of 25% on January 31, 2005, 2006, 2007 and 2008.

(3) Non-qualified stock options; exercisable at a rate of 25% on January 30, 2006, 2007, 2008 and 2009.

(4) Non-qualified stock options; exercisable at a rate of 25% on February 5, 2007, 2008, 2009 and 2010.

(5) Restricted stock award; restrictions lapse at a rate of 33 1/3% on September 23, 2011, 2012 and 2013.

(6) Stock appreciation rights; exercisable at a rate of 33 1/3% on September 29, 2008, 2009 and 2010.

(7) Stock appreciation rights; exercisable at a rate of 33 1/3% on September 28, 2009, 2010 and 2011.

(8) Restricted stock award; restrictions lapse at a rate of 33 1/3% on March 30, 2014, 2015 and 2016.

(9) Stock appreciation rights; exercisable at a rate of 33 1/3% on September 27, 2010, 2011 and 2012.

(10) Stock appreciation rights; exercisable at a rate of 33 1/3% on September 25, 2011, 2012 and 2013.

(11) Non-qualified stock options; exercisable at a rate of 25% on September 23, 2002, 2003, 2004 and 2005.

(12) Restricted stock award; restrictions lapse at a rate of 33 1/3% on June 29, 2012, 2013 and 2014.

(13) Restricted stock award; restrictions lapse at a rate of 33 1/3% on September 28, 2012, 2013 and 2014.

## EXECUTIVE BENEFITS

**Retirement Plan**

The Ralcorp Retirement Plan may provide pension benefits in the future to the Named Executive Officers. Executive officers (and other eligible employees) become vested after five years of service. In December 2003, the Company froze the level of vested pension benefits for administrative employees, including the Named Executive Officers. Therefore, accruals under the plan have ceased but employees hired before 2003, including the Named Executive Officers will receive benefits upon retiring to the extent accrued prior to December 2003. Normal company retirement is set at age 65 under the plan.

Annual benefits are computed by multiplying the participant's final average earnings (average of participant's five highest consecutive annual earnings during ten years prior to retirements or earlier termination) by the product of 1.5% times the participant's years of service (to a maximum of 40 years) and by subtracting from that amount up to one-half of the participant's primary social security benefit at retirement (with the actual amount of offset determined by age and years of service at retirement). To the extent an officer's frozen annual retirement income benefit under the Plan exceeds limits imposed by the Internal Revenue Code, the amount in excess will be payable under the Company's non-qualified, unfunded, non-contributory Supplemental Retirement Plan. The formula used is the same formula described above. See the Pension Benefits table below for amounts payable to Named Executive Officers upon retirement. Credited service includes service with Ralston Purina Company, the Company's former parent corporation.

The following table shows the estimated annual retirement benefits that would be payable from the Retirement Plan to salaried employees, including the Named Executive Officers, assuming age 65 retirement and five-year certain payment option. To the extent an employee's compensation or benefits exceed certain limits imposed by the Internal Revenue Code of 1986, as amended, the table also includes benefits payable from an unfunded supplemental retirement plan. The table reflects benefits prior to the subtraction of social security benefits as described above. Effective December 31, 2003, the Company froze retirement benefits for administrative employees including corporate officers. Consequently, they no longer accrue defined pension benefits.

| PENSION BENEFITS | | | | |
|---|---|---|---|---|
| Name (a) | Plan Name (b) | Number of Years Credited Service (#) (c) (1) | Present Value of Accumulated Benefit ($) (d) (2) | Payments During Last Fiscal Year ($) (e) |
| K. J. Hunt Co-CEO & President | Ralcorp Holdings, Inc. Retirement Plan | 18 | 335,961 | 0 |
| | Ralcorp Holdings, Inc. Supplemental Executive Retirement Plan | | 264,804 | |
| D. P. Skarie Co-CEO & President | Ralcorp Holdings, Inc. Retirement Plan | 18 | 495,584 | 0 |
| | Ralcorp Holdings, Inc. Supplemental Executive Retirement Plan | | 354,041 | |
| T. G. Granneman VP & Controller | Ralcorp Holdings, Inc. Retirement Plan | 7 | 142,903 | 0 |
| | Ralcorp Holdings, Inc. Supplemental Executive Retirement Plan | | 15,732 | |
| R. R. Koulouris VP & President of Bremner Food Group, Inc., Nutcracker Brands, Inc. and The Carriage House Companies, Inc. | Ralcorp Holdings, Inc. Retirement Plan | 24 | 285,650 | 0 |
| | Ralcorp Holdings, Inc. Supplemental Executive Retirement Plan | | 15,154 | |
| R. G. Scalise VP & President of Frozen Bakery Products | Not eligible for any Pension Plan | n/a | n/a | n/a |
| R. D. Wilkinson VP & President of Ralston Foods | Ralcorp Holdings, Inc. Retirement Plan | 8 | 167,421 | 0 |
| | Ralcorp Holdings, Inc. Supplemental Executive Retirement Plan | | 83,353 | |

(1) Number of years of credited service is as of December 2003 and includes the number of years the officer worked at Ralston Purina Company, Ralcorp's former parent company. In December 2003, the Company froze the level of vested pension benefits for administrative employees, including the Named Executive Officers.

(2) Present value is determined as described in the section "Critical Accounting Policies and Estimates" in our Annual Report on Form 10-K for the year ended September 30, 2008.

## Non-Qualified Deferred Compensation Table

Ralcorp's Incentive Stock Plan provides for deferred compensation plans for non-management directors and key employees, as well as an Executive Savings Investment Plan.

Under the Deferred Compensation Plan for Key Employees, eligible employees may elect to defer payment of all or a portion of their bonus until some later date. Deferrals may be made in Ralcorp common stock equivalents (Equity Option) or in cash under a number of funds operated by The Vanguard Group Inc. with a variety of investment strategies and objectives (Vanguard Funds). Under this plan, deferrals into the Equity Option are distributed in Ralcorp stock, while deferrals into the Vanguard Funds are distributed in cash.

The Executive Savings Investment Plan allows eligible employees to defer up to 44% of their cash compensation. Once they have reached the legislated maximum annual pre-tax contribution to the Company's Savings Investment Plan (401(k)) or their compensation exceeds the legislated maximum compensation that can be recognized under that plan, they are eligible to defer an additional 2% to 6% of their cash compensation, a portion of which receives a Company matching contribution that vests at a rate of 25% for each year of Company service. Deferrals may be made in the Equity Option or in the Vanguard Funds. Under this plan, deferrals into the Equity Option are distributed in Ralcorp stock, while deferrals into the Vanguard Funds are distributed in cash.

| NON-QUALIFED DEFERRED COMPENSATION | | | | | |
|---|---|---|---|---|---|
| **Name (a)** | **Executive Contributions in Last FY ($) (b) (1)** | **Registrant Contributions in Last FY ($) (c) (2)** | **Aggregate Earnings in Last FY ($) (d) (3)** | **Aggregate Withdrawals/ Distributions ($) (e)** | **Aggregate Balance at Last FYE ($) (f)** |
| K. J. Hunt<br>Co-CEO & President | 55,586 | 49,200 | — | 0 | 1,031,229 |
| D. P. Skarie<br>Co-CEO & President | 55,699 | 49,200 | — | 0 | 1,899,202 |
| T. G. Granneman<br>VP & Controller | 81,293 | 8,033 | — | 0 | 1,006,914 |
| R. R. Koulouris<br>VP & President of Bremner Food Group, Inc., Nutcracker Brands, Inc. and The Carriage House Companies, Inc. | 58,440 | 13,290 | 30,131 | 0 | 375,972 |
| R. G. Scalise<br>VP & President of Frozen Bakery Products | 18,579 | 14,869 | 1,969 | 0 | 88,300 |
| R. D. Wilkinson<br>VP & President of Ralston Foods | 202,208 | 2,343 | — | 0 | 1,255,312 |

(1) These amounts reflect deferrals into the Executive Savings Investment Plan (Executive SIP). The amount for Mr. Wilkinson also includes the deferral of 100% of his fiscal 2008 bonus (as detailed in the *Summary Compensation Table* above) into the Deferred Compensation Plan for Key Employees.

(2) These amounts are included in the "All Other Compensation" column of the *Summary Compensation Table* and reflect Ralcorp matching contributions to the Executive SIP contributions only.

(3) The earnings on deferrals in the Executive SIP and the Deferred Compensation Plan for fiscal 2008 were negative for the following Named Executive Officers: Mr. Hunt—($150,597); Mr. Skarie—($466,519); Mr. Granneman—($161,128) and Mr. Wilkinson—($27,994).

## EXECUTIVE AGREEMENTS

The Company has Management Continuity Agreements with the Named Executive Officers and its other corporate officers. As discussed in the *Compensation Discussion and Analysis* section of this proxy, these agreements are meant to promote the stability and continuity of senior management in the event of an actual or anticipated change in control.

The agreements provide severance compensation to each corporate officer in the event of the officer's voluntary or involuntary termination after a change in control of the Company. A change in control occurs upon (i) the acquisition by any person, entity or "group" within the meaning of Section 13(d)(3) or 14(d)(2) of the Securities Exchange Act of 1934, of beneficial ownership of (x) 50% or more of the aggregate voting power of the then outstanding shares of Company common stock, other than acquisitions by the Company or any of its subsidiaries or any employee benefit plan of the Company or any entity holding stock for or pursuant to the terms of any such plan, or (y) all, or substantially all, of the assets of the Company or its subsidiaries taken as a whole; or (ii) individuals who would have qualified as continuing directors shall have ceased for any reason to constitute at least a majority of the Board of Directors of the Company. A change in control does not include a transaction pursuant to which a third party acquires one or more businesses of the Company by acquiring all of the Company's common stock while leaving the Company's remaining businesses in a separate public company (commonly known as a "Morris Trust" transaction), unless the businesses so acquired constitute all or substantially all of the Company's businesses.



In the event of a change in control, the compensation provided would be in the form of a lump sum payment equal to the present value of continuing the officer's salary and bonus for a specified period following the officer's termination of employment, and the continuation of other executive benefits for the same period. The applicable payment periods are determined as follows:

- 3 years in the event of an involuntary termination of employment (including a constructive termination i.e., resignation after a material demotion, or a deduction in pay) that occurs at any time during the first or second year following the change in control;
- 2 years in the event of an involuntary termination that occurs within 3 years of a change in control;
- 2 years in the event of a voluntary termination that occurs within 6 months of a change in control; and
- 1 year (2 years for a CEO) in the event of any other voluntary termination of employment occurring between 6 months and 2 years following the change in control.

The Named Executive Officer would also be eligible to receive the following severance benefits: (i) continuation during the applicable period of the officer's participation in each life, health, accident and disability plan in which the officer was entitled to participate immediately prior to the change in control, (ii) payment in lump sum in cash of the present value of the benefits under the Retirement Plan and Supplemental Plan, (iii) payment of any actual costs and expenses of litigation incurred by the officer and (iv) payment of up to $20,000 of costs or expenses incurred for outplacement assistance.

Payments will be delayed for a period of six months in the event the officer is determined to be a "specified employee" for purposes of Section 409A of the Internal Revenue Code. No payments would be made if the officer's termination is due to death, disability or normal retirement, or is "for cause," defined as the continued failure by the officer to devote reasonable time and effort to the performance of his duties (other than a failure resulting from his incapacity due to physical or mental illness); or (ii) the officer's willfully engaging in misconduct which is materially injurious to the Company; or (iii) the officer's conviction of a felony or a crime involving moral turpitude.

In addition, no payments would continue beyond the officer's normal retirement date. Ralcorp contracts governing stock options, stock appreciation rights and restricted stock provide that upon a change in control of the Company, any unexercised, unvested, unearned restricted or unpaid shares become 100% vested. The Management Continuity Agreements provide that executives shall be indemnified from any tax under Section 4999 and Section 280G of the Code that is attributable to a parachute payment under the Code and

any tax upon the payment of such amounts. In addition, vesting of stock-based incentive compensation awards accelerate upon a change of control and all nonqualified deferred compensation earned by the executive will be subject to payment upon termination.

The agreements also contain provisions relating to non-competition, non-solicitation of the Company's employees and protection of the Company's confidential information which become effective once the officer becomes eligible for payments under these agreements.



**Potential Payments Upon Termination**

The table below sets forth estimates of the amounts to which each Named Executive Officer would be entitled, other than accrued but unpaid base salary and benefits payable under broad based employee benefit plans and programs in the event of the involuntary termination of the officer's employment due to a change in control occurring on September 30, 2008. We have assumed the maximum applicable payment period of three years.

**POTENTIAL PAYMENTS UPON TERMINATION**

| | | | Health Benefits (2) | | | Insurance (3) | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Cash (salary and bonus) $(1) | Value of Stock and Long Term Cash Awards ($)(4) | Medical ($) | Dental ($) | Vision ($) | Group Life Insurance ($) | Long Term Disability ($) | Voluntary Personal Accident ($) | Outplacement Assistance ($) | Excise Tax and Gross-Up ($) | Total |
| K.J. Hunt Co-CEO & President | 3,150,000 | 14,892,799 | 51,438 | 2,832 | — | 12,927 | 2,130 | 792 | 20,000 | 4,973,000 | 23,105,918 |
| D.P. Skarie Co-CEO & President | 3,150,000 | 15,866,392 | 72,684 | 1,989 | — | 4,587 | 2,130 | 243 | 20,000 | 5,160,000 | 24,278,025 |
| T.G. Granneman VP & Controller | 1,200,300 | 7,488,804 | 28,029 | 1,989 | — | 9,795 | 2,130 | 159 | 20,000 | 1,985,000 | 10,736,206 |
| R.R. Koulouris VP & President of The Carriage House Companies, Bremner Food Group Inc. and Nutcracker Brands, Inc. | 1,345,500 | 7,477,897 | 42,129 | 2,802 | — | 9,141 | 2,130 | 792 | 20,000 | 2,256,000 | 11,156,391 |
| R.G. Scalise VP & President of Frozen Bakery Products | 1,500,000 | 3,576,565 | 79,563 | 3,045 | 762 | 4,701 | 2,130 | — | 20,000 | 2,399,000 | 7,585,766 |
| R.D. Wilkinson VP & President Ralston Foods | 1,439,250 | 7,173,259 | 34,323 | 1,989 | 444 | 4,587 | 2,130 | 390 | 20,000 | 2,049,000 | 10,725,372 |

(1) Above amount is base salary and bonus payment for fiscal year 2008.

(2) Health benefits amounts are company estimated annual costs of providing the benefits over the applicable payment period.

(3) Disability and insurance payments are calculated over the applicable payment period.

(4) All stock and option awards and cash based long-term incentive awards were valued at the Ralcorp closing share price on September 30, 2008 ($67.41).

(5) Calculations to estimate the excise tax due under 280G are complex and reflect a number of assumptions including that a change-in-control occurred on September 30, 2008 at a stock price of $67.41 and that each Named Executive Officer's employment is involuntarily terminated on that date.

Proxy Statement

**Normal Retirement or Involuntary Termination**

In the event a Named Executive Officer retires at or after age 62 (or age 64, depending on the age of the officer on the date of the grant) or is involuntarily terminated (other than for a termination for cause) all stock awards will immediately vest. Stock options and stock appreciation rights will remain exercisable thereafter until the earlier of the following to occur: Three years from the date of normal retirement or involuntary termination; or the expiration of the award under its terms. See the above table for the value of stock and option awards at termination. Upon voluntary termination, involuntary termination or retirement, the Named Executive Officer receives their vested retirement benefits (pension payments, 401(k) balances and deferred compensation balances) described in previous sections.

## EQUITY COMPENSATION PLAN INFORMATION FOR FISCAL YEAR END

| Plan Category | (a) Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights | (b) Weighted Average of Exercise Price of Outstanding Options and Rights ($) | (c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column a) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 1,798,980(1) | 42.09 | 2,054,704(2) |
| Equity compensation plans not approved by security holders | 0 | 0 | 0 |
| Total | 1,798,980 | | 2,054,704 |

(1) The number in this column includes 1,448,836 shares of outstanding non-qualified stock options. Also included in this number is 350,144 shares of common stock that would be issued upon exercise of the 1,862,500 stock appreciation rights awarded in 2005, 2006, 2007 and 2008, based on the Company's closing stock price on September 30, 2008.

(2) Of this number, approximately 350,144 shares are reserved for issuance upon the exercise of the 1,862,500 stock appreciation rights awarded in 2005, 2006, 2007 and 2008. In addition, approximately 49,702 shares of this number are reserved for issuance under the Equity Option of the Company's Deferred Compensation Plan for Key Employees.

## RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

**Item 2 on Proxy Card**

The Audit Committee of the Board of Directors has selected PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2009, and the Board of Directors has directed that management submit the appointment of independent accountants for ratification by the shareholders at the Annual Meeting. PricewaterhouseCoopers LLP has served as Ralcorp's independent accountants since 1994. A representative of PricewaterhouseCoopers LLP is expected to be present at the Annual Meeting.

Neither the Company's Bylaws nor other governing documents or law require shareholder ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent auditors. However, the submission of appointment of PricewaterhouseCoopers LLP to the shareholders for ratification is a matter of good corporate practice. If the shareholders fail to ratify the appointment, the Audit Committee will

reconsider whether or not to retain PricewaterhouseCoopers LLP. Even if the appointment is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time if they determine that such a change would be in the best interests of the Company and its shareholders.

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 2, RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.**



## COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As noted previously, the Corporate Governance and Compensation Committee is currently composed of Messrs. Armstrong, Banks, Goodall, Kemper, Liddy, Stiritz and Wenzel. There are no relationships involving the members of the Corporate Governance and Compensation Committee or the executive officers of Ralcorp that are required to be disclosed under Item 402(j) of Regulation S-K.

## AUDIT COMMITTEE REPORT

The Board has determined, in its judgment, that the Audit Committee is comprised solely of independent directors as defined in the NYSE listing standards, Rule 10A-3 of the Securities Exchange Act of 1934 and the Company's Corporate Governance Guidelines. The Audit Committee operates under a written charter, adopted by the entire Board, which is available on the Company's website at www.ralcorp.com/corporategovernance.

Management is responsible for the Company's internal controls, financial reporting process and compliance with laws and regulations and ethical business standards. PricewaterhouseCoopers LLP, the Company's independent accountants, are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and issuing a report thereon. The Company's internal auditors, supplemented by Ernst & Young, LLP assists the Audit Committee with its responsibility to monitor and oversee the financial reporting process and internal controls. The Committee discussed with the Company's internal auditors and independent accountants the overall scopes and plans for their respective audits. The Committee met, at least quarterly, with the internal auditors and independent accountants, with and without management present, and discussed the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting.

With respect to the Company's audited financial statements for the Company's fiscal year ended September 30, 2008, management of the Company has represented to the Committee that the financial statements were prepared in accordance with generally accepted accounting principles and the Committee has reviewed and discussed those financial statements with management. The Audit Committee has also discussed with PricewaterhouseCoopers LLP, the matters required to be discussed by PCAOB AU Section 380 (Communication with Audit Committees) as modified or supplemented.

The Audit Committee has received the written disclosures from PricewaterhouseCoopers LLP required by PCAOB Rule 3526 (Communications with Audit Committees Concerning Independence), as modified or supplemented, and has discussed the independence of PricewaterhouseCoopers LLP with members of that firm.

Based on the review and discussions referred to above, the Audit Committee recommended to the Company's Board of Directors that the audited consolidated financial statements for the fiscal year ended September 30, 2008, be included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission for that year.

D. R. Wenzel—*Chairman* D. R. Banks D. W. Kemper J. P. Mulcahy
B. G. Armstrong J. W. Goodall R. A. Liddy

## CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to the Company's code of ethics and code of conduct for directors, each director and corporate officer has an obligation not to engage in any transaction that could be deemed a conflict of interest. Our directors may not engage in any transaction that could impact their independence on the Board

The Audit Committee is responsible for approving and ratifying related party transactions. The Audit Committee reviews the material facts of all interested transactions that require the Audit Committee's approval and either approves or disapproves of the entry into the interested transaction. In the event management, in the normal course of reviewing payable records, determines an interested transaction exists which was not approved by the Audit Committee, management will present the transaction to the Audit Committee for consideration.

The Audit Committee has adopted standing pre-approval of certain transactions in which an officer or director may have an interest including (i) transactions involving competitive bids, (ii) certain charitable contributions, and (iii) certain banking related services. The Committee believes these transactions are immaterial to the Company and any director or officer. No director may participate in the approval of an interested transaction for which he or she is a related party. If an interested transaction will be ongoing, the Audit Committee may establish guidelines for the Company's management to follow in its ongoing dealings with the related party.

Mr. Kemper is Chairman, President and Chief Executive Officer of Commerce Bancshares, Inc., which was one of eight banks that participated in the Company's previous committed credit facility, which was paid off in July 2008, and is currently one of sixteen banks that participate in the Company's current committed credit facility. Commerce Bancshares' lending commitment under our current facility in Fiscal 2008 was limited to $9 million out of a total syndicate commitment of $400 million. During the fiscal year, the Company paid approximately $92,000 in interest to Commerce Bancshares, Inc. The Board and the Audit Committee do not believe Mr. Kemper has a material interest in the transactions between the Company and Commerce Bancshares, Inc. These transactions are disclosed on a voluntary basis.

## OTHER MATTERS

### Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP acted as Ralcorp's independent registered public accounting firm for fiscal year 2008 and has served in that capacity since 1994. The Board, upon the recommendation of the Audit Committee, appointed PricewaterhouseCoopers LLP as independent accountants for the current fiscal year. A representative of that firm will be present at the Annual Meeting, will have an opportunity to make a statement, if they desire, and will be available to respond to appropriate questions.

**Fees Paid to PricewaterhouseCoopers LLP**

The following fees were paid for audit services rendered in conjunction with reviewing and auditing the Company's fiscal years 2007 and 2008 financial statements, and for other services during those fiscal years:

| | FY 2007 | FY 2008 |
|---|---|---|
| Audit Fees (1) | $1,059,375 | $1,321,250 |
| Audit-Related Fees (2) | $ 10,500 | $ 295,000 |
| Tax Fees | $ 0 | $ 0 |
| All Other Fees (3) | $ 1,500 | $ 1,500 |

(1) The "Audit Fees" do not include out of pocket expenses in the amount of $65,000 and $82,000 for fiscal years 2007 and 2008, respectively.

(2) The "Audit-Related Fees" paid for fiscal year 2008 was comprised of the following: 1. Review of Program Development Policy; 2. Review of Securities and Exchange Commission filings in connection with the Post Acquisition; and 3. Preparation of Comfort Letter related to the $664.5 million debt issuance.

(3) "All Other Fees" was an amount paid for the use of a proprietary accounting research database.

With regard to the fees listed above, the Audit Committee has considered whether the provision by PricewaterhouseCoopers LLP of services other than audit services is compatible with its ability to maintain its independence. Regardless of the size or nature of the other services, if any, to be provided, it is the Audit Committee's policy and practice to approve any services not under the heading "Audit Fees" before any such other services are undertaken. The audit performed on behalf of the Company was staffed primarily by full-time, permanent employees of PricewaterhouseCoopers LLP.

**Proxy Solicitation**

Ralcorp has paid certain entities for assistance with preparing this Proxy Statement and the Proxy Card. Ralcorp will also pay for the solicitation of proxies. The Company hired Georgeson Shareholder Communications Inc. to assist in the solicitation of proxies for a fee of $10,000 plus expenses. Ralcorp will reimburse banks, brokerage firms and other custodians, nominees and fiduciaries for costs, including postage and handling, reasonably incurred by them in sending proxy materials to the beneficial owners of Ralcorp's common stock. In addition to the standard mail, employees of the Company may make proxy solicitations via telephone or personal contact.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Executive officers and directors of Ralcorp are required under the Securities Exchange Act of 1934 to file reports of ownership and changes in ownership of Ralcorp common stock with the Securities and Exchange Commission and the New York Stock Exchange. Copies of those reports must also be furnished to Ralcorp.

Based solely on a review of copies of those reports, other documents furnished to Ralcorp and written representations that no other reports were required, Ralcorp believes that all filing requirements applicable to officers and directors have been complied with during the preceding fiscal year.

**Shareholder Proposals for 2010 Meeting**

Under the Company's Bylaws, shareholders who desire to nominate a director or present any other business at an Annual Meeting of Shareholders must follow certain procedures. Generally, to be considered at the 2010 Annual Meeting of Shareholders, a shareholder nomination or proposal not to be included in the Proxy Statement and Notice of Meeting must be received by the Company's Secretary between October 29, 2009, and November 30, 2009. However, if the shareholder desires that the proposal be included in the Company's Proxy Statement and Notice of Meeting for the 2010 Annual Meeting of Shareholders then it must be received by the Secretary of the Company no later than August 25, 2009 and must also comply in all respects with the rules and regulations of the SEC and the laws of the State of Missouri. A copy of the Bylaws will be furnished to any shareholder without charge upon written request to the Company's Secretary.

**Form 10-K and Other Filings**

Upon written request and at no charge, the Company will provide a copy of any of its filings with the Securities and Exchange Commission (SEC), including its Annual Report on Form 10-K, with financial statements and schedules for its most recent fiscal year. The Company may impose a reasonable fee for expenses associated with providing copies of separate exhibits to the report when such exhibits are requested. These documents are also available on the Company's website at www.ralcorp.com, and the SEC's website at www.sec.gov.



**Householding**

SEC rules allow delivery of a single annual report and proxy statement to households at which two or more shareholders reside. Accordingly, shareholders sharing an address who have been previously notified by their broker or its intermediary will receive only one copy of the annual report and proxy statement, unless the shareholder has provided contrary instructions. Individual proxy cards or voting instruction forms (or electronic voting facilities) will, however, continue to be provided for each shareholder account. This procedure, referred to as "householding," reduces the volume of duplicate information received by shareholders, as well as the Company's expenses. Shareholders having multiple accounts may have received householding notifications from their respective brokers and, consequently, such shareholders may receive only one proxy statement and annual report. Shareholders who prefer to receive separate copies of the proxy statement and annual report, either now or in the future, may request to receive separate copies of the proxy statement and annual report by notifying the Company's Secretary. Shareholders currently sharing an address with another shareholder who wish to have only one proxy statement and annual report delivered to the household in the future should also contact the Company's Secretary.

**Notices, Requests or Communications with Directors**

Any notice or request discussed above, or any communication intended for any member or members of the Company's Board of Directors, should be directed to the Company's Secretary, Ralcorp Holdings, Inc., PO Box 618, St. Louis, Missouri 63188-0618. The Company's Secretary will forward the communication to the designated member or members of the Company's Board of Directors.

We maintain a confidential telephone number and post office box through which you can send concerns regarding accounting matters or business practices. The toll-free number in the U.S. is 1-800-877-7055 or if you prefer, you may write to: Corporate Vice President and Controller, Ralcorp Holdings, Inc., PO Box 618, St. Louis, Missouri 63188-0618.

By Order of the Board of Directors,



Charles G. Huber, Jr.
*Secretary*

November 26, 2008

# RALCORP HOLDINGS, INC.

## CORPORATE GOVERNANCE GUIDELINES
**Adopted December 4, 2003**
**Amended November 20, 2008**



### Role of the Board of Directors

The Board of Directors selects and supervises the officers of the Company in the interest and for the benefit of the stockholders. The Board of Directors has delegated to the Co-Chief Executive Officers, together with the other officers of the Company, the authority and responsibility for managing the business of the Company under the direction of the Board. Each director is expected to spend the time and effort necessary to properly discharge the director's responsibilities.

### Composition of the Board of Directors

1. Size of the Board of Directors

The Board believes that it should generally have no fewer than five and no more than eleven directors. This range permits diversity of experience without hindering effective discussion or diminishing individual accountability. The size of the Board could, however, be increased or decreased if determined to be appropriate by the Board.

2. Board Membership Criteria

The Board of Directors is responsible for nominating individuals for election to the Board of Directors by the stockholders and for appointing individuals as directors between annual meetings of the stockholders. The Corporate Governance and Compensation Committee identifies, reviews and makes recommendations concerning potential members of the Board of Directors.

The Board should be comprised of individuals who, after taking into account their skills, expertise, integrity, knowledge of the industries in which the Company operates, and other qualities, have the ability to enhance the long-term interest of the shareholders. The Board will evaluate each individual in the context of the entire Board of Directors with the objective of assembling a Board of Directors that can enhance the success of the Company and promote the interests of stockholders. Annually (or more often, if necessary), the Corporate Governance and Compensation Committee reviews the qualifications and backgrounds of the directors and makes recommendation to the Board as to the directors to be nominated for election by the stockholders at the next annual meeting or to be appointed as directors between annual meetings of the stockholders.

3. Selection of Chairman

The Board of Directors selects a Chairman from among the directors. Presently the Board has determined that the offices of the Chief Executive Officer and the Chairman should not be held by the same person. However, the Board can determine that to enhance the management of the Company, one person should hold the positions of Chief Executive Officer and Chairman.

4. Term Limits

The Board has not established term limits for directors. The Board believes term limits deprive the Company of the knowledge and expertise developed by directors from extended service on the Board of Directors.

5. Retirement of Board Members

The policy of the Board of Directors is that it will not nominate any individual for election as a director by the shareholders or appoint any individual as a director if such person is 72 years or older at the commencement of their term unless the person has been nominated and appointed by a unanimous vote of the entire board.

6. Directors Who Change Their Present Job Responsibility

Directors who retire or significantly change the position they held when they became a member of the Board should not leave the Board of Directors simply because of such a change. However, upon any such event, the Corporate Governance Committee will review the appropriateness of continued service on the Board of Directors by that director.

7. No Specific Limitation on Other Board Service

Directors are not prohibited from serving on boards and committees of other organizations, and the Board has not adopted any guidelines limiting such activities. Instead, each director is expected to ensure that other commitments do not interfere with the director's discharge of his or her duties. Directors are expected to inform the Chairman of the Board and the Chairman of the Corporate Governance Committee upon becoming a director of any other public company or becoming a member of the audit committee of any other public company.



8. Director Orientation and Continuing Education

The Company shall provide new directors with a director orientation program to familiarize such directors with, among other things, the Company's business, strategic plans, significant financial, accounting and risk management issues, compliance programs, conflicts policies, code of business ethics, corporate governance guidelines, principal officers, internal auditors and independent auditors. The Company encourages and supports continuing director education and shall reimburse directors for reasonable expenses incurred in connection therewith.

9. Determination of Director Independence

The Board shall be comprised of a majority of directors who qualify as independent directors under the listing standards of the New York Stock Exchange and the applicable rules of the Securities and Exchange Commission.

Further, a director is deemed to be independent if the Board has determined that the director has no material relationship with the Company.

The Board of Directors has established the following categorical standards in connection with determining the independence of directors:

- A director will not be considered to be independent if, during the past five years, the Company has employed the director or any of the director's immediate family (except in a non-officer capacity);
- A director will not be considered to be independent if, during the past five years, the director has been employed by (or affiliated with) the Company's present or former independent accountants or any of the director's immediate family members have been so employed or affiliated (except in a non-partner capacity not involving the Company's business);
- A director's independence will not be considered to be impaired if the director or any immediate family member of the director is employed by (or affiliated with) an entity that loans the Company an amount of money less than 5% of the Company's total assets;
- A director will not be considered to be independent if the director is a partner, shareholder, or officer of a company or firm that provides significant consulting, legal, or financial advisory services to the Company. For purposes of this categorical standard, a company or firm will be considered to provide non-significant services if the fees represent less than (i) 2% of the Company's or firm's gross revenues for its last full fiscal year and (ii) 2% of the Company's gross revenues for its last full fiscal year;
- A director's independence will not be considered to be impaired if the director or any immediate family member of the director is employed by (or affiliated with) a non-significant supplier or customer of the Company. For the purposes of this categorical standard, a supplier or customer will be considered non-significant if its sales to, or purchases from, the Company represent less than (i) 2% of the gross revenues of the customer or supplier for its last full fiscal year and (ii) 2% of the Company's gross revenues, for its last full fiscal year;

- A director's independence will not be considered to be impaired if the director is an employee, officer, or director of a foundation, university or other non-profit organization to which the Company gives directly, or indirectly through its foundation, no more than $200,000 per annum or 2% of the organization's gross revenues for its last full fiscal year (whichever is greater); and
- A director's independence will not be considered to be impaired if such director is an executive officer of an entity for which another director of the Company serves as a director and member of any board committee of that entity, provided such service does not occur while that other director also serves as an executive officer of the Company.

An individual will be considered to be affiliated with a corporation or other entity, if that individual controls, is controlled by or is under common control with the corporation or other entity. The Board of Directors will determine the independence of any director with a relationship to the Company that is not covered by the above standards.

**Board Meetings**

1. Frequency of Meetings

The Board of Directors determines its schedule of board meetings each year. The current schedule is for four regular meetings each year. The Audit Committee has six regularly scheduled meetings. A director is expected to regularly attend (in person or telephonically) meetings of the Board and of the committees on which the director serves, and to review materials distributed in advance of meetings.

2. Selection of Agenda Items

The Chairman of the Board of Directors establishes the agenda for each meeting. Each member of the Board may suggest additional items for the agenda.

3. Distribution of Materials

The minutes of the prior Board meeting, an agenda for the forthcoming meeting, and selected Company financial information and agenda item background materials must be distributed to Board members in advance of the meetings.

4. Access to Management and Advisors

Board members shall have unrestricted access to management of the Company. The Board of Directors shall have the authority to retain independent legal, accounting or other consultants to advise the Board.

5. Separate Session of Non-Management Directors

The non-management directors of the Company shall meet in regularly scheduled executive sessions without management no fewer than four times a year. The presiding director at these meetings shall be the Chairman or other Board appointed non-management director in the event the Chairman is unavailable.

**Director Compensation**

The Company believes that the compensation paid to directors should be competitive and should encourage ownership of the Company's stock by directors. The Corporate Governance and Compensation Committee shall periodically review the compensation paid to directors by the Company and make recommendations to the Board of Directors concerning such compensation.

Employees of the Company serving as directors shall not receive any additional compensation for service on the Board of Directors.


Ralcorp

Ralcorp Holdings, Inc.
PO Box 618
St. Louis, MO 63188-0618
314-877-7000
www.ralcorp.com

END

3970 RAR

- A director's independence will not be considered to be impaired if the director is an employee, officer, or director of a foundation, university or other non-profit organization to which the Company gives directly, or indirectly through its foundation, no more than $200,000 per annum or 2% of the organization's gross revenues for its last full fiscal year (whichever is greater); and
- A director's independence will not be considered to be impaired if such director is an executive officer of an entity for which another director of the Company serves as a director and member of any board committee of that entity, provided such service does not occur while that other director also serves as an executive officer of the Company.

An individual will be considered to be affiliated with a corporation or other entity, if that individual controls, is controlled by or is under common control with the corporation or other entity. The Board of Directors will determine the independence of any director with a relationship to the Company that is not covered by the above standards.

Proxy Statement

**Board Meetings**

1. Frequency of Meetings

The Board of Directors determines its schedule of board meetings each year. The current schedule is for four regular meetings each year. The Audit Committee has six regularly scheduled meetings. A director is expected to regularly attend (in person or telephonically) meetings of the Board and of the committees on which the director serves, and to review materials distributed in advance of meetings.

2. Selection of Agenda Items

The Chairman of the Board of Directors establishes the agenda for each meeting. Each member of the Board may suggest additional items for the agenda.

3. Distribution of Materials

The minutes of the prior Board meeting, an agenda for the forthcoming meeting, and selected Company financial information and agenda item background materials must be distributed to Board members in advance of the meetings.

4. Access to Management and Advisors

Board members shall have unrestricted access to management of the Company. The Board of Directors shall have the authority to retain independent legal, accounting or other consultants to advise the Board.

5. Separate Session of Non-Management Directors

The non-management directors of the Company shall meet in regularly scheduled executive sessions without management no fewer than four times a year. The presiding director at these meetings shall be the Chairman or other Board appointed non-management director in the event the Chairman is unavailable.

**Director Compensation**

The Company believes that the compensation paid to directors should be competitive and should encourage ownership of the Company's stock by directors. The Corporate Governance and Compensation Committee shall periodically review the compensation paid to directors by the Company and make recommendations to the Board of Directors concerning such compensation.

Employees of the Company serving as directors shall not receive any additional compensation for service on the Board of Directors.

**Board Committees**

1. Number and Names of Board Committees

The Board of Directors shall establish committees from time to time to assist it in discharging its obligations. There are currently four standing committees:

Audit Committee

Corporate Governance and Compensation Committee

Executive Committee

Strategy and Financial Oversight Committee

Each committee shall have a written charter, adopted and periodically reviewed by the Board of Directors. The purpose and responsibility of each committee shall be described in its respective charter. After each of its meetings, the committee shall report on the meeting to the Board of Directors.

2. Independence of Committee Members

The Audit and Corporate Governance and Compensation Committees shall be composed entirely of independent directors. The membership of each committee and the compensation paid to the members of each committee will comply with all applicable laws and regulations and the listing standards of the New York Stock Exchange.

3. Committee Agendas

The Chairman of each committee, in consultation with appropriate members of management, establishes the agenda for each meeting. Each member of the committee may suggest additional items for the agenda.

4. Assignment of Committee Members

The Chairman of the Board, after consideration of the advice, experience and expertise of individual directors and in consultation with the Chairman of the Corporate Governance and Compensation Committee, recommends to the Board of Directors the assignment of directors to the committees of the Board of Directors, including the chairmen of the committees.

The Board of Directors does not mandate rotation of committee assignments or chairmen. The Board of Directors believes that the knowledge and expertise developed by directors through extended service on a committee outweigh the benefits obtained through mandatory rotation.

**Planning**

1. Management Succession

The Board of Directors plans for the succession to the position of co-Chief Executive Officers. To assist the Board of Directors, the co-Chief Executive Officers annually provide to the Board an assessment of the Company's executive officers and their potential to succeed him or her. The co-Chief Executive Officers must also provide to the Board of Directors an assessment of persons considered potential successors to the other executive officers. In addition, the co-Chief Executive Officers must prepare a short-term succession plan providing for temporary delegation of authority in the event either co-Chief Executive Officer become unexpectedly unable to perform his or her duties.

2. Performance

Annually, the Corporate Governance and Compensation Committee shall evaluate the performance of the Board of Directors and each committee thereof. The Corporate Governance and Compensation Committee shall discuss the results of their evaluations with the Board of Directors. Annually the Corporate Governance and Compensation Committee in connection with salary and wage determinations will evaluate officer performance.

Annually the Corporate Governance and Compensation Committee reviews the Corporate Governance Guidelines and recommends such changes to the Board of Directors as it determines to be necessary or appropriate.

## SHAREHOLDER INFORMATION

### BOARD OF DIRECTORS

**Bill G. Armstrong**
Former Executive Vice President and Chief Operating Officer, Cargill Animal Nutrition

**David R. Banks**
Private Equity Investor

**Jack W. Goodall**
Private Equity Investor

**Kevin J. Hunt**
Co-Chief Executive Officer and President, Ralcorp Holdings, Inc.

**David W. Kemper**
Chairman, President and Chief Executive Officer, Commerce Bancshares, Inc.

**Richard A. Liddy**
Private Equity Investor

**Joe R. Micheletto**
Vice-Chairman of the Board, Ralcorp Holdings, Inc.; and Chairman of the Board, Vail Resorts, Inc.

**J. Patrick Mulcahy**
Chairman of the Board, Energizer Holdings, Inc.

**David P. Skarie**
Co-Chief Executive Officer and President, Ralcorp Holdings, Inc.

**William P. Stiritz**
Chairman of the Board, Ralcorp Holdings, Inc.

**David R. Wenzel**
Vice President Global Finance, Covidien Imaging

**General Office**

Ralcorp Holdings, Inc.
PO Box 618
St. Louis, MO 63188-0618
Telephone: 314-877-7000
Internet: www.ralcorp.com

**Notice of Annual Meeting**

The 2009 Annual Meeting of Shareholders will be held at the Corporate Offices of Ralcorp Holdings, 800 Market St., 26th Floor, St. Louis, Missouri at 8:30 a.m., Tuesday, January 27, 2009. Proxy material for the meeting is enclosed.

**Transfer Agent and Registrar**

Computershare Investor Services
www.computershare.com

**Shareholder Telephone Calls:**

Operators are available Monday-Friday, 9:00 a.m. to 5:00 p.m. Eastern time. An interactive automated system is available around the clock daily.

Inside the U.S.: 877-282-1168
Outside the U.S.: 781-575-2879

**Mailing Addresses:**

For questions regarding stock transfers, change of address or lost certificates:

Computershare Investor Services
PO Box 43078
Providence, RI 02940-3078

To send stock certificates by regular mail:

Computershare Investor Services
PO Box 43078
Providence, RI 02940-3078

To deliver stock certificates in person or by courier:

Computershare Investor Services
250 Royall Street
Canton, MA 02021

**Exchange Listing**

New York Stock Exchange
Ticker Symbol – RAH

**Certifications**

The Company has submitted to the New York Stock Exchange the certification of the Company's chief executive officers required by Section 303A.12(a) of the New York Stock Exchange listing standards. Additionally, the certifications of the Company's chief executive officers and controller required by Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act of 1934, as amended, have been filed with the Securities and Exchange Commission as Exhibits 31.1, 31.2, and 31.3 to the Company's Annual Report on Form 10-K for the year ended September 30, 2008.

**Additional Information**

You can access financial and other information about Ralcorp Holdings, Inc. at www.ralcorp.com, including press releases, Forms 10-K and 10-Q as filed with the Securities and Exchange Commission, and Information on Corporate Governance such as the Director Code of Ethics, Standards of Business Conduct for Officers and Employees, and charters of Board committees. You can also request that any of these materials be mailed to you at no charge by calling or writing:

Ralcorp Holdings, Inc.
Attn: Shareholder Services
PO Box 618
St. Louis, MO 63188-0618
Telephone: 314-877-7046

### CORPORATE OFFICERS

**Kevin J. Hunt**
Co-Chief Executive Officer and President; and Chief Executive Officer of Bremner Food Group, Inc., The Carriage House Companies, Inc. and Nutcracker Brands, Inc.

**David P. Skarie**
Co-Chief Executive Officer and President; and Chief Executive Officer of Ralston Foods and Post Foods

**Thomas G. Granneman**
Vice President and Controller

**Charles G. Huber, Jr.**
Vice President, General Counsel and Secretary

**Richard R. Koulouris**
Vice President; and President of Bremner Food Group, Inc., The Carriage House Companies, Inc. and Nutcracker Brands, Inc.

**Scott Monette**
Vice President and Treasurer

**Richard G. Scalise**
Vice President; and President of Frozen Bakery Products

**Steven Van Tassel**
Vice President; and President of Post Foods

**Ronald D. Wilkinson**
Vice President; and President of Ralston Foods



Ralcorp Holdings, Inc.
PO Box 618
St. Louis, MO 63188-0618
314-877-7000
www.ralcorp.com

END

3970 RAR